Exhibit 99.2

Rio Tinto

Full financial statements

Keeping the world moving

2007

Rio Tinto

Rio Tinto is a leading international mining group headquartered in the
UK, combining Rio Tinto plc, a public company listed on the London Stock
Exchange, and Rio Tinto Limited, which is listed on the Australian
Securities Exchange.

Rio Tinto’s business is finding, mining and processing mineral resources.
Major products are aluminium, copper, diamonds, coal, uranium, gold, industrial minerals (borax, titanium dioxide, salt, talc), and iron ore.
Activities span the world but are strongly represented in Australia and
North America with significant businesses in South America, Asia, Europe and Africa.

The Group’s objective is to maximise its value and the long term return to shareholders through a strategy of investing in large, cost competitive mines and businesses driven by the quality of each opportunity.

Wherever Rio Tinto operates, the health and safety of its employees, and a contribution to sustainable development are key values. It works as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.

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Rio Tinto 2007 Full Financial Statements	1
2007 Full financial statements

2007 Full financial statements

The Full financial statements should be read in conjunction with the Rio Tinto 2007 Annual report.

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2	Rio Tinto 2007 Full Financial Statements
Group income statement

Group income statement
Years ended 31 December

		2007	2006
	Note	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)		33,518	25,440

Consolidated sales revenue		29,700	22,465
Net operating costs (excluding line items shown separately)	3	(20,750)	(13,650)
Impairment (charges)/reversals	5	(58)	396
Exploration and evaluation costs (b)	12	(321)	(237)

Operating profit		8,571	8,974
Share of profit after tax of equity accounted units	6	1,584	1,378

Profit before finance items and taxation		10,155	10,352

Finance items
Net exchange gains on external net debt and intragroup balances	24	194	46
Net gains on currency and interest rate derivatives not qualifying for hedge accounting		57	35
Interest receivable and similar income	7	134	106
Interest payable and similar charges	7	(538)	(160)
Amortisation of discount		(166)	(139)

		(319)	(112)

Profit before taxation		9,836	10,240

Taxation	8	(2,090)	(2,373)

Profit for the year		7,746	7,867

– attributable to outside equity shareholders		434	429
– attributable to equity shareholders of Rio Tinto (Net earnings)		7,312	7,438

Basic earnings per ordinary share	9	568.7c	557.8c
Diluted earnings per ordinary share	9	566.3c	555.6c
Dividends paid during the year (US$m)	10	1,507	2,573
Dividends per share: paid during the year
– regular dividends	10	116.0c	81.5c
– special dividend	10	–	110.0c
Dividends per share: proposed in the announcement of the results for the year
– final dividends	10	84.0c	64.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,818 million (2006: US$2,975 million)
in addition to Consolidated sales revenue, which relates only to subsidiary companies and jointly controlled assets.
(b)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$253 million (2006: US$46 million).

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Rio Tinto 2007 Full Financial Statements	3
Group cash flow statement

Group cash flow statement
Years ended 31 December

		2007	2006
	Note	US$m	US$m

Cash flow from consolidated operations (a)		10,805	9,196
Dividends from equity accounted units		1,764	1,727

Cash flow from operations		12,569	10,923

Net interest paid		(489)	(128)
Dividends paid to outside shareholders		(168)	(193)
Tax paid		(3,421)	(2,799)

Cash flow from operating activities		8,491	7,803

Cash used in investing activities
Net acquisitions of subsidiaries, joint ventures and associates	41	(37,526)	(279)
Purchase of property, plant and equipment and intangible assets		(5,000)	(3,992)
Sales of financial assets		49	293
Purchases of financial assets		(273)	(167)
Other investing cash flows		8	56

Cash used in investing activities		(42,742)	(4,089)

Cash flow before financing activities		(34,251)	3,714

Cash from/(used in) financing activities
Equity dividends paid to Rio Tinto shareholders		(1,507)	(2,573)
Own shares purchased from Rio Tinto shareholders		(1,624)	(2,370)
Proceeds from issue of ordinary shares in Rio Tinto		13	31
Additional borrowings		39,195	483
Repayment of borrowings		(1,034)	(1,102)
Other financing cash flows		54	142

Cash from/(used in) financing activities		35,097	(5,389)

Effects of exchange rates on cash and cash equivalents		(27)	30

Net increase/(decrease) in cash and cash equivalents		819	(1,645)

Opening cash and cash equivalents less overdrafts		722	2,367

Closing cash and cash equivalents less overdrafts	21	1,541	722

(a) Cash flow from consolidated operations
Profit for the year		7,746	7,867
Adjustments for:
Taxation		2,090	2,373
Finance items		319	112
Share of profit after tax of equity accounted units		(1,584)	(1,378)
Depreciation and amortisation		2,115	1,509
Impairment charges/(reversals)	5	58	(396)
Provisions	27	308	60
Utilisation of provisions	27	(162)	(194)
Utilisation of provision for post retirement benefits		(121)	(77)
Change in inventories		130	(454)
Change in trade and other receivables		(385)	(394)
Change in trade and other payables		375	116
Other items		(84)	52

		10,805	9,196

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4	Rio Tinto 2007 Full Financial Statements
Group balance sheet

Group balance sheet
At 31 December

		2007	2006
	Note	US$m	US$m

Non current assets
Goodwill	11	15,497	841
Intangible assets	12	7,910	384
Property, plant and equipment	13	45,647	22,207
Investments in equity accounted units	14	7,038	2,235
Loans to equity accounted units		245	136
Inventories	16	178	99
Trade and other receivables	17	1,862	983
Deferred tax assets	18	585	225
Tax recoverable		6	135
Other financial assets	20	580	374

		79,548	27,619
Current assets
Inventories	16	5,382	2,540
Trade and other receivables	17	6,479	2,938
Assets held for sale	19	7,024	–
Loans to equity accounted units		117	15
Tax recoverable		250	79
Other financial assets	20	946	567
Cash and cash equivalents	21	1,645	736

		21,843	6,875
Current liabilities
Bank overdrafts repayable on demand	21	(104)	(14)
Borrowings	22	(8,109)	(1,490)
Trade and other payables	25	(6,667)	(2,693)
Liabilities of disposal groups held for sale	19	(2,632)	–
Other financial liabilities	26	(878)	(193)
Tax payable		(494)	(1,024)
Provisions	27	(783)	(366)

		(19,667)	(5,780)

Net current assets		2,176	1,095

Non current liabilities
Borrowings	22	(38,614)	(2,007)
Trade and other payables	25	(503)	(362)
Other financial liabilities	26	(496)	(233)
Tax payable		(66)	(86)
Deferred tax liabilities	18	(6,486)	(2,339)
Provision for post retirement benefits	27	(3,195)	(770)
Other provisions	27	(6,040)	(3,532)

		(55,400)	(9,329)

Net assets		26,324	19,385

Capital and reserves
Share capital
– Rio Tinto plc	28	172	172
– Rio Tinto Limited (excluding Rio Tinto plc interest)	29	1,219	1,099
Share premium account	30	1,932	1,919
Other reserves	30	2,416	641
Retained earnings	30	19,033	14,401

Equity attributable to Rio Tinto shareholders	30	24,772	18,232
Attributable to outside equity shareholders	30	1,552	1,153

Total equity		26,324	19,385

The financial statements on pages 2 to 69 were approved by the directors on 5 March 2008 and signed on their behalf by

Paul Skinner	Tom Albanese	Guy Elliott
Chairman	Chief executive	Finance director

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Rio Tinto 2007 Full Financial Statements	5
Group statement of recognised income and expense (SORIE)

Group statement of recognised income and expense (‘SORIE’)
Years ended 31 December

	2007			2006

	Attributable	Outside	Total	Attributable	Outside	Total
	to	interests	2007	to	interests	2006
	shareholders			shareholders
	of Rio Tinto			of Rio Tinto
	US$m	US$m	US$m	US$m	US$m	US$m

Currency translation adjustment	1,886	135	2,021	824	42	866
Cash flow hedge fair value losses	(201)	(223)	(424)	(178)	(200)	(378)
Gains on available for sale securities	49	2	51	14	5	19
Cash flow hedge losses transferred to the income statement	89	76	165	63	74	137
Gains on available for sale securities transferred to the income statement	(16)	–	(16)	(4)	–	(4)
Actuarial gains on post retirement benefit plans	135	6	141	338	35	373
Net tax recoverable recognised directly in equity	153	40	193	19	83	102

Net income recognised directly in equity	2,095	36	2,131	1,076	39	1,115

Profit after tax for the year	7,312	434	7,746	7,438	429	7,867

Total recognised income for the year	9,407	470	9,877	8,514	468	8,982

Reconciliation with Australian IFRS

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS, goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$736 million at 31 December 2007 (2006: US$740 million).
     Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

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6	Rio Tinto 2007 Full Financial Statements
Outline of dual listed companies structure and basis of financial statements

Outline of dual listed companies structure and basis of financial statements

The Rio Tinto Group
These are the financial statements of the Rio Tinto Group (the ‘Group’), formed through the merger of economic interests (‘merger’) of Rio Tinto plc and Rio Tinto Limited, and presented by both Rio Tinto plc and Rio Tinto Limited as their consolidated accounts in accordance with both United Kingdom and Australian legislation and regulations.

Merger terms
On 21 December 1995, Rio Tinto plc and Rio Tinto Limited, which are listed respectively on Stock Exchanges in the United Kingdom and Australia, entered into a dual listed companies (‘DLC’) merger. This was effected by contractual arrangements between the companies and amendments to Rio Tinto plc’s Memorandum and Articles of Association and Rio Tinto Limited’s constitution.
As a result, Rio Tinto plc and Rio Tinto Limited and their respective groups operate together as a single economic enterprise, with neither assuming a dominant role. In particular, the arrangements:
–	confer upon the shareholders of Rio Tinto plc and Rio Tinto Limited a common economic interest in both groups;
–	provide for common boards of directors and a unified management structure;
–	provide for equalised dividends and capital distributions; and
–	provide for the shareholders of Rio Tinto plc and Rio Tinto Limited to take key decisions, including the election of directors, through an electoral procedure in which the public shareholders of the two companies effectively vote on a joint basis.

The merger involved no change in the legal ownership of any assets of Rio Tinto plc or Rio Tinto Limited, nor any change in the ownership of any existing shares or securities of Rio Tinto plc or Rio Tinto Limited, nor the issue of any shares, securities or payment by way of consideration, save for the issue by each company of one special voting share to a trustee company which provides the joint electoral procedure for public shareholders. During 2002, each of the parent companies issued a DLC Dividend Share to facilitate the efficient management of funds within the DLC structure.

Accounting standards
The financial statements have been drawn up in accordance with International Financial Reporting Standards as adopted by the European Union (‘EU IFRS’). The merger of economic interests of Rio Tinto plc and Rio Tinto Limited was accounted for as a merger under UK GAAP. As permitted under the rules governing the transition to EU IFRS, which are set out in IFRS 1, the Group did not restate business combinations that occurred before the transition date of 1 January 2004. As a result, the DLC merger of economic interests described above continues to be accounted for as a merger under EU IFRS.
     The main consequence of adopting merger rather than acquisition accounting is that the balance sheet of the merged Group includes the assets and liabilities of Rio Tinto plc and Rio Tinto Limited at their carrying values prior to the merger, subject to adjustments to achieve uniformity of accounting policies, rather than at their fair values at the date of the merger. For accounting purposes Rio Tinto plc and Rio Tinto Limited are viewed as a single public parent company (with their respective public shareholders being the shareholders in that single company). As a result the amounts attributable to both Rio Tinto plc and Rio Tinto Limited public shareholders are included in the amounts attributed to equity shareholders on the balance sheet, income statement and statement of recognised income and expense.

Australian Corporations Act
The financial statements are drawn up in accordance with an order, under section 340 of the Australian Corporations Act 2001, issued by the Australian Securities and Investments Commission (‘ASIC’) on 27 January 2006 (as amended on
22 December 2006). The main provisions of the order are that the financial statements are:
–	to be made out in accordance with IFRS as adopted by the European Union (‘EU IFRS’); and
–	to include a reconciliation from EU IFRS to the Australian equivalents of IFRS (see page 5).

For further details of the ASIC Class Order relief see page 68.

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Rio Tinto 2007 Full Financial Statements	7
Notes to the 2007 Full financial statements

Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES
The basis of preparation and accounting policies used in preparing the financial statements for the year ended 31 December 2007 are set out below.
     The financial statements are prepared in accordance with International Financial Reporting Standards both as adopted by the EU (‘EU IFRS’) and as issued by the International Accounting Standards Board (‘IFRS’). These standards are subject to Interpretations issued from time to time by the International Financial Reporting Interpretations Committee (‘IFRIC’).

Basis of preparation
The financial statements for the year ended 31 December 2007 have been prepared on the basis of all IFRSs and Interpretations adopted by the European Union that are mandatory for periods ending 31 December 2007 and in accordance with applicable United Kingdom law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and Article 4 of the European Union IAS regulation.
The EU IFRS financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2006, except for the following:
–	IFRS 7 ‘Financial Instruments: Disclosures’. This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group’s financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are primarily contained in note 33 to the financial statements. This standard does not have any impact on the classification and valuation of the Group’s financial instruments.
–	Amendment to IAS 1 ‘Presentation of Financial Statements’. This amendment requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group’s objectives, policies and processes for managing capital. The new disclosures are included within note 33.
–	the Group has adopted weighted average cost as its method of inventory valuation. This method of inventory valuation is more widely used by companies in the mining industry. Previously, the Group valued its inventories on the basis of First In, First Out (“FIFO”). The effect of this adjustment is not material to Group earnings or to shareholders’ funds in the current or prior periods.
Therefore, prior period information has not been restated.
The following interpretations and standards were adopted in 2007:
–	IFRIC 8 ‘Scope of IFRS 2 – Share based payments’
–	IFRIC 9 ‘Reassessment of Embedded Derivatives’
–	IFRIC 10 ‘Interim Financial Reporting and Impairment’
–	IAS 23 ‘(Amendment) Borrowing Costs’

The effect of the above interpretations and standards is not material to Group earnings or to shareholders’ funds in the current or prior periods. Therefore, prior period information has not been restated.
The Group has not applied the following pronouncements: those which are expected to be most relevant to the Group are IFRS 8 and IAS 27 (revised).
IFRS 8 Operating Segments – mandatory for year 2009. The segmental information reported under the standard is that which the chief operating decision maker uses internally for evaluating the performance of operating segments and allocating resources to those segments.
IAS 27 (revised) Consolidated and separate financial statements – mandatory for year 2009. The standard requires the effects of all increases or decreases in the ownership of subsidiaries to be recorded in equity if there is no change in control. They will therefore no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost.
IFRIC 11 (IFRS 2) Group and Treasury share transactions – mandatory for year 2008
IFRIC 12 – Service concession arrangements – mandatory for year 2008
IFRIC 14 (IAS 19) The limit on a defined benefit asset, minimum funding requirements and their interaction – mandatory for year 2008
IAS 1 Presentation of financial statements (revised) – mandatory for year 2009
IFRS 3 (Amendment) Business combinations – mandatory for year 2009
IFRS 2 (Amendment) Share based payment – Vesting conditions and cancellations – mandatory for year 2009

The Group is evaluating the impact of the above pronouncements. The effect of the revision to IAS 27 will depend on the extent of relevant future transactions. Otherwise, the above changes are not expected to be material to the Group’s earnings or to shareholders’ funds.
     Certain prior year information has been reclassified to conform with the current year presentation. Exploration and evaluation costs charged against income were previously included in ‘Cash used in investing activities’ but are now included within ‘Cash flow from operating activities’. As a result, exploration and evaluation costs expensed of US$273 million have been reclassified in the comparative figures for full year 2006, within the Cash flow statement.

Judgements in applying accounting policies and key sources of estimation uncertainty
Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the Notes to the financial statements, and the key areas are summarised below.
Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:
–	Merger accounting for the 1995 merger of the economic interests of Rio Tinto plc and Rio Tinto Limited into the dual listed companies (‘DLC’) structure (page 6).
–	Estimation of asset lives, including those relating to newly acquired companies – note 1 (e and i)
–	Determination of ore reserve estimates – note 1(j)
–	Deferral of stripping costs – note 1(h)
–	Recognition of deferred tax on mineral rights recognised in acquisitions – note 1(m)
–	Capitalisation of exploration and evaluation costs – note 1(f)
–	Identification of functional currencies – note 1(d)
–	The definition of Underlying earnings – note 2

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
–	Revision of provisional fair values allocated on acquisition – note 1(b) and note 41
–	Estimation of close down and restoration costs and the timing of expenditure – note 1(k) and note 27
–	Review of asset carrying values and impairment charges and reversals note 1(e) and (i), note 5 and note 11
–	Estimation of environmental clean up costs and the timing of expenditure – note 1(k) and note 27
–	Recoverability of potential deferred tax assets – note 1 (m) and note 18(d)
–	Estimation of liabilities for post retirement costs – note 49

(a) Accounting convention
The financial information included in the financial statements for the year ended 31 December 2007, and for the related comparative period, has been prepared under the historical cost convention as

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8	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES continued
modified by the revaluation of certain derivative contracts and financial assets and liabilities as set out in the notes below.

(b) Basis of consolidation
The financial statements consist of the consolidation of the accounts of Rio Tinto plc and Rio Tinto Limited (together ‘the Companies’) and their respective subsidiaries (together ‘the Group’).
     Subsidiaries: Subsidiaries are entities over which the Companies have the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Companies own more than one half of the voting rights (which does not always equate to percentage ownership) unless it can be demonstrated that ownership does not constitute control. Control does not exist where joint venture partners hold veto rights over significant operating and financial decisions. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Companies and their subsidiaries after eliminating intercompany balances, transactions and unrealised gains. For partly owned subsidiaries, the net assets and net earnings attributable to outside shareholders are presented as ‘Amounts attributable to outside equity shareholders’ in the consolidated balance sheet and consolidated income statement.
     Associates: An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the Group exercises significant influence. Significant influence is presumed to exist where the Group has between 20 per cent and 50 per cent of the voting rights, but can also arise where the Group holds less than 20 per cent if it has the power to be actively involved and influential in policy decisions affecting the entity. The Group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the Group, which therefore includes any goodwill on acquisition, and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group’s share of the associate’s results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.
     Joint ventures: A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. In some situations, joint control exists even though the Group has an ownership interest of more than 50 per cent because of the veto rights held by joint venture partners. The Group has two types of joint ventures:
     Jointly controlled entities (‘JCEs’): A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long term interest. JCEs are accounted for using the equity accounting method. In addition, the carrying value will include any long term debt interests that in substance form part of the Group’s net investment.
     Jointly controlled assets (‘JCAs’): A JCA is a joint venture in which the venturers have joint control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share of the results of trading. The Group’s proportionate interest in the assets, liabilities, revenues, expenses and cash flows of JCAs are incorporated into the Group’s financial statements under the appropriate headings.
     The Group uses the term ‘Equity accounted units’ to refer to associates and jointly controlled entities collectively.
     Where necessary, adjustments are made to the results of subsidiaries, joint ventures and associates to bring their accounting policies into line with those used by the Group.

Acquisitions
On the acquisition of a subsidiary, the purchase method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalised within 12 months of the acquisition date.
     The results of businesses acquired during the year are brought into the consolidated financial statements from the date on which control, joint control or significant influence commences and taken out of the financial statements from the date on which control, joint control or significant influence ceases.

Disposals
Individual non-current assets or ‘disposal groups’ (ie groups of assets and liabilities) to be disposed of, by sale or otherwise in a single transaction, are classified as ‘held for sale’ if the following criteria are met:
–	the carrying amount will be recovered principally through a sale transaction rather than through continuing use, and
–	the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for such sales, and
–	the sale is highly probable.
Disposal groups held for sale are carried at the lower of their carrying amount and fair value less costs to sell and are presented separately on the face of the balance sheet with the related assets and liabilities being presented as a single asset and a single liability respectively. Comparative balance sheet information is not restated. Disposal groups acquired with a view to resale are held at fair value determined at the acquisition date and no profits or losses are recognised between acquisition date and disposal date.
      For a disposal group held for sale that continues to be carried at its carrying amount, the profit on disposal, calculated as net sales proceeds less the carrying amount, is recognised in the income statement in the period during which control passes to the buyer. Where the fair value less costs to sell of a disposal group is lower than the carrying amount, the resulting charge is recognised in the income statement in the period during which the disposal group is classified as held for sale. On classification as held for sale, the assets are no longer depreciated.
If the disposal group or groups represent a separate major line of business or geographical area of operations, or are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or are subsidiaries acquired exclusively with a view to resale, they are classified as discontinued operations. The net results attributable to such discontinued operations are shown separately and comparative figures in the income and cash flow statements are restated.

(c) Sales revenue
Sales revenue comprises sales to third parties at invoiced amounts, with most sales being priced ex works, free on board (f.o.b.) or cost, insurance and freight (c.i.f.). Amounts billed to customers in respect of shipping and handling are classed as sales revenue where the Group is responsible for carriage, insurance and freight. All shipping and handling costs incurred by the Group are recognised as operating costs. If the Group is acting solely as an agent, amounts billed to customers are offset against the relevant costs. Revenue from services is recognised as services are rendered and accepted by the customer.
     Sales revenue excludes any applicable sales taxes. Mining royalties are presented as an operating cost or, where they are in substance a profit based tax, within taxes. Gross sales revenue disclosed as part of the income statement includes the Group’s share of the sales revenue of equity accounted units. To avoid duplication, this excludes sales by jointly controlled entities to third parties of products purchased from the Group and excludes charges by jointly controlled entities to the Group. Co-product revenues are included in sales revenue.

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Rio Tinto 2007 Full Financial Statements	9
Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES continued
A large proportion of Group production is sold under medium to long term contracts, but sales revenue is only recognised on individual sales when persuasive evidence exists that all of the following criteria are met:
–	the significant risks and rewards of ownership of the product have been transferred to the buyer;
–	neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
–	the amount of revenue can be measured reliably;
–	it is probable that the economic benefits associated with the sale will flow to the Group; and
–	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied when title passes to the customer. In most instances sales revenue is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it will be shipped, the destination port or the customer’s premises.
     Sales revenue is commonly subject to adjustment based on an inspection of the product by the customer. In such cases, sales revenue is initially recognised on a provisional basis using the Group’s best estimate of contained metal, and adjusted subsequently.
     Certain products are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract.
     Revenue on provisionally priced sales is recognised based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.
     The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

(d) Currency translation
The functional currency for each entity in the Group, and for jointly controlled entities and associates, is the currency of the primary economic environment in which it operates. For many entities, this is the currency of the country in which they operate. Transactions denominated in other currencies are converted to the functional currency at the exchange rate ruling at the date of the transaction unless hedge accounting applies. Monetary assets and liabilities denominated in foreign currencies are retranslated at year end exchange rates.
     The US dollar is the currency in which the Group’s Financial statements are presented, as it most reliably reflects the global business performance of the Group as a whole.
     On consolidation, income statement items are translated from the functional currency into US dollars at average rates of exchange. Balance sheet items are translated into US dollars at year end exchange rates. Exchange differences on the translation of the net assets of entities with functional currencies other than the US dollar, and any offsetting exchange differences on net debt hedging those net assets, are recognised directly in the foreign currency translation reserve via the statement of recognised income and expense.
     Exchange gains and losses which arise on balances between Group entities are taken to the foreign currency translation reserve where the intra group balance is, in substance, part of the Group’s net investment in the entity.

     The balance of the foreign currency translation reserve relating to an operation that is disposed of is transferred to the income statement at the time of the disposal.
     The Group finances its operations primarily in US dollars but part of the Group’s US dollar debt is located in subsidiaries having functional currencies other than the US dollar. Except as noted above, exchange gains and losses relating to such US dollar debt are charged or credited to the Group’s income statement in the year in which they arise. This means that the impact of financing in US dollars on the Group’s income statement is dependent on the functional currency of the particular subsidiary where the debt is located.
     Except as noted above, or in note (p) below relating to derivative contracts, all exchange differences are charged or credited to the income statement in the year in which they arise.

(e) Goodwill and intangible assets (excluding exploration and evaluation expenditure)
Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is initially determined based on provisional fair values. Fair values are finalised within 12 months of the acquisition date. Goodwill on acquisition of subsidiaries is separately disclosed and goodwill on acquisitions of associates and JCEs is included within investments in equity accounted units. For non wholly owned subsidiaries, minority interests are initially recorded based on the minorities’ proportion of the fair values for the assets and liabilities recognised at acquisition.
     In 1997 and previous years, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS.
     Goodwill is not amortised; rather it is tested annually for impairment. Goodwill is allocated to the cash generating unit or group of cash generating units expected to benefit from the related business combination for the purposes of impairment testing. Goodwill impairments cannot be reversed.
     Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.
     Purchased intangible assets are initially recorded at cost and finite life intangible assets are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortised and are reviewed annually for impairment.
     Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of the Group’s future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.
Amortisation is calculated on a straight line basis. The following useful lives have been determined for the classes of intangible assets.
Internally generated intangible assets and computer software: 2 to 5 years
Other intangible assets: 2 to 20 years
Trademarks: 14 to 20 years
Patented and non patented technology: 10 to 20 years
Power contracts: 2 to 39 years
Other purchase and customer contracts: 5 to 15 years

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10	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES continued (f) Exploration and evaluation Exploration and evaluation expenditure comprises costs that are directly attributable to:
–	researching and analysing existing exploration data;
–	conducting geological studies, exploratory drilling and sampling;
–	examining and testing extraction and treatment methods; and/or
–	compiling prefeasibility and feasibility studies.

Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.
     Expenditure on exploration activity is not capitalised. Capitalisation of evaluation expenditure commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Group.
     Such capitalised evaluation expenditure is reviewed for impairment at each balance sheet date. In the case of undeveloped properties, there may be only inferred resources to form a basis for the impairment review. The carrying values of these assets are reviewed twice per annum by management and the results of these reviews are reported to the Audit committee. The review is based on a status report regarding the Group’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. It is intended that these will be developed and go into production when the current source of ore is exhausted.
     Subsequent recovery of the resulting carrying value depends on successful development of the area of interest or sale of the project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

(g) Property, plant and equipment
The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Once a mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’. In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine (or pit), before production commences, stripping costs are capitalised as part of the investment in construction of the mine.
     Costs associated with commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalised. Development costs incurred after the commencement of production are capitalised to the extent they are expected to give rise to a future economic benefit. Interest on borrowings related to construction or development projects is capitalised until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete.

(h) Deferred stripping
As noted above, stripping costs incurred in the development of a mine (or pit) before production commences are capitalised as part of the cost of constructing the mine (or pit) and subsequently amortised over the life of the mine (or pit) on a units of production basis.
     Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the intial stripping (ie overburden and other waste removal) of the second and subsequent pits is considered to be production phase stripping relating to the combined operation.
     The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits and the effect is material. This is generally the case where there are fluctuations in stripping costs over the life of the mine (or pit), and the effect is material. The amount of stripping costs deferred is based on the ratio (‘Ratio’) obtained by dividing the tonnage of waste mined either by the quantity of ore mined or by the quantity of minerals contained in the ore. Stripping costs incurred in the period are deferred to the extent that the current period Ratio exceeds the life of mine (or pit) Ratio. Such deferred costs are then charged against reported profits to the extent that, in subsequent periods, the current period Ratio falls short of the life of mine (or pit) Ratio. The life of mine (or pit) Ratio is based on proved and probable reserves of the mine (or pit).
     The life of mine (or pit) waste-to-ore ratio is a function of the pit design(s) and therefore changes to that design will generally result in changes to the Ratio. Changes in other technical or economic parameters that impact on reserves will also have an impact on the life of mine (or pit) Ratio even if they do not affect the pit design(s). Changes to the life of mine (or pit) Ratio are accounted for prospectively.
     In the production stage of some mines (or pits), further development of the mine (or pit) requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine (or pit), before production commences.
     If the Group were to expense production stage stripping costs as incurred, there would be greater volatility in the year to year results from operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
     Deferred stripping costs are included in ‘Mining properties and leases’ within property, plant and equipment or in investments in equity accounted units, as appropriate. These form part of the total investment in the relevant cash generating unit, which is reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in net operating costs or in the Group’s share of the results of its equity accounted units, as appropriate.

(i) Depreciation and impairment
Depreciation of non current assets
Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows:
Buildings	5 to 50 years
Plant and equipment	3 to 35 years

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Rio Tinto 2007 Full Financial Statements	11
Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES continued
Power assets	25 to 100 years
Land	Not depreciated

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively. In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proved and probable reserves and, for some mines, other mineral resources.
     Such non reserve material may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in its economic extraction. Development costs that relate to a discrete section of an ore body and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred which benefit the entire ore body are depreciated over the estimated life of the ore body.

Impairment of non current assets
Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. In addition, an impairment loss is recognised for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale
When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm’s length transaction. The estimates used for impairment reviews are based on detailed mine plans and operating plans, modified as appropriate to meet the requirements of IAS 36 ‘Impairment of Assets’. Future cash flows are based on estimates of:
–	the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction;
–	future production levels;
–	future commodity prices (assuming the current market prices will revert to the Group’s assessment of the long term average price, generally over a period of three to five years); and
–	future cash costs of production, capital expenditure, close down, restoration and environmental clean up.

The cash flow forecasts are based on best estimates of expected future revenues and costs. These may include net cash flows expected to be realised from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proved or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralisation that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.
     The expected future cash flows of cash generating units reflect long term mine plans which are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and the related production costs.
     Rio Tinto’s cash flow forecasts are based on assessments of expected long term commodity prices, which for most commodities are derived from an analysis of the marginal costs of the producers of these commodities. These assessments often differ from current price levels and are updated periodically.
     In some cases, prices applying to some part of the future sales volumes of a cash generating unit are predetermined by existing sales contracts. The effects of such contracts are taken into account in forecasting future cash flows.
     Cost levels incorporated in the cash flow forecasts are based on the current long term mine plan for the cash generating unit. For impairment reviews, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36. IAS 36 includes a number of restrictions on the future cash flows that can be recognised in value in use assessments in respect of future restructurings and improvement related capital expenditure.
     The discount rate applied is based upon the Group’s weighted average cost of capital with appropriate adjustment for the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.
     For operations with a functional currency other than the US dollar, the impairment review is undertaken in the relevant functional currency. The great majority of the Group’s sales are based on prices denominated in US dollars. To the extent that the currencies of countries in which the Group produces commodities strengthen against the US dollar without commodity price offset, cash flows and, therefore, net present values are reduced.
     When calculating ‘value in use’, IAS 36 requires that calculations should be based on exchange rates current at the time of the assessment.

(j) Determination of ore reserve estimates
The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves, and for certain mines, other mineral resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs.
     In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.
     There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(k) Provisions for close down and restoration and for environmental clean up costs
Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Estimated close down and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are updated annually during the life of the operation to reflect known developments, eg revisions to cost estimates and to the estimated lives of operations, and are subject to formal review at regular intervals.
     Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the life of the mine. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate

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12	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES continued
their respective costs based on feasibility and engineering studies using current restoration standards and techniques.
     The amortisation or ‘unwinding’ of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost.
     The initial closure provision together with other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the estimated lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.
     Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.
     Provision is made for the estimated present value of the costs of environmental clean up obligations outstanding at the balance sheet date. These costs are charged to the income statement. Movements in the environmental clean up provisions are presented as an operating cost, except for the unwind of the discount which is shown as a financing cost. Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques.
     As noted above, the ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provision for close down and restoration and environmental clean up, which would affect future financial results.

(l) Inventories
Inventories are valued at the lower of cost and net realisable value, primarily on a weighted average cost basis. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for raw materials and stores is purchase price and for partly processed and saleable products is generally the cost of production. For this purpose the costs of production include:
–	labour costs, materials and contractor expenses which are directly attributable to the extraction and processing of ore;
–	the depreciation of mining properties and leases and of property, plant and equipment used in the extraction and processing of ore; and
–	production overheads.

Stockpiles represent ore that has been extracted and is available for further processing. If there is significant uncertainty as to when the stockpiled ore will be processed it is expensed as incurred. Where the future processing of this ore can be predicted with confidence, eg because it exceeds the mine’s cut off grade, it is valued at the lower of cost and net realisable value. If the ore will not be processed within the 12 months after the balance sheet date it is included within non current assets. Work in progress inventory includes ore stockpiles and other partly processed material. Quantities are assessed primarily through surveys and assays.

(m) Taxation
Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Temporary differences are the difference between the carrying value of an asset or liability and its tax base. Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. The main exceptions to this principle are as follows:
–	tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where Rio Tinto is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future;
–	deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the recognition of new finance leases. Furthermore, with the exception of the unwind of discount, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where the related assets are depreciated or finance leases are repaid; and
–	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered. Recoverability is assessed having regard to the reasons why the deferred tax asset has arisen and projected future taxable profits for the relevant entity (or group of entities).

Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. In such cases, the provision for deferred tax is based on the difference between the carrying value of the asset and its nil income tax base. The existence of a tax base for capital gains tax purposes is not taken into account in determining the deferred tax provision relating to such mineral rights because it is expected that the carrying amount will be recovered primarily through use and not from the disposal of mineral rights. Also, the Group is only entitled to a deduction for capital gains tax purposes if the mineral rights are sold or formally relinquished.
     Current and deferred tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

(n) Post employment benefits
For defined benefit post employment plans, the difference between the fair value of the plan assets (if any) and the present value of the plan liabilities is recognised as an asset or liability on the balance sheet. Any asset recognised is restricted, if appropriate, to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions.
     Actuarial gains and losses arising in the year are taken to the statement of recognised income and expense. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising because of differences between the previous actuarial assumptions and what has actually occurred.
     Other movements in the net surplus or deficit are recognised in the income statement, including the current service cost, any past service cost and the effect of any curtailment or settlements. The interest cost less the expected return on assets is also charged to the income statement. The amount charged to the income statement in respect of these plans is included within operating costs or in the Group’s share of the results of equity accounted units as appropriate. The most significant assumptions used in accounting for pension plans are the long term rate of return on plan assets, the discount rate and the mortality assumptions. The long term rate of return on plan assets is used to calculate interest income on pension assets, which is credited to the Group’s income statement. The discount rate is used to determine the net present value of future liabilities. Each year, the unwinding of the discount on those liabilities is charged to the Group’s income statement as the interest cost. The mortality assumption is used to project the future stream of benefit payments,

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Rio Tinto 2007 Full Financial Statements	13
Notes to the 2007 Full financial statements

1 PRINCIPAL ACCOUNTING POLICIES continued
which is then discounted to arrive at a net present value of liabilities.
     The values attributed to plan liabilities are assessed in accordance with the advice of independent qualified actuaries.
     The Group’s contributions to defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

(o) Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at amortised cost. For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand, deposits held on call with banks and short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. For the purposes of the cash flow statement, cash and cash equivalents are net of bank overdrafts that are repayable on demand.

(p) Financial instruments

(i) Financial assets
The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale and held to maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss
Derivatives are included in this category unless they are designated as hedges. Assets in this category are classified as current assets. Generally, the Group does not acquire financial assets for the purpose of selling in the short term.
     Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement.

(b) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non current assets based on their maturity date. Loans and receivables are classified as either ‘trade and other receivables’ or ‘other financial assets’ in the balance sheet. Loans and receivables are carried at amortised cost less any impairment.

(c) Available-for-sale financial assets
Available-for-sale financial assets are non derivatives that are either designated as available for sale or not classified in any of the other categories. They are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.
     Changes in the fair value of financial assets denominated in a currency other than the functional currency of the holder and classified as available-for-sale are analysed between translation differences and other changes in the carrying amount of the security. Exchange differences on retranslation of the cost of security and any impairment charges are recognised in profit or loss, while other changes in fair value are recognised in equity.
     When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the income statement within ‘net operating costs’.
     Dividends on available-for-sale equity instruments are also recognised in the income statement within ‘interest receivable and similar income’ when the Group’s right to receive payments is established.
     Financial assets not carried at fair value through profit and loss are initially recognised on the transaction date at fair value plus transaction costs.

     Financial assets are derecognised when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

(ii) Financial liabilities
Borrowings and other financial liabilities are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised initial book value. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognised in the income statement over the period to maturity using the effective interest method.

(iii) Derivative financial instruments and hedge accounting
The Group’s policy with regard to ‘Financial risk management’ is set out in note 33. When the Group enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions.
Commodity based contracts that meet the definition of a derivative in IAS 39 but are entered into in accordance with the Group’s expected purchase or sales requirements are recognised in earnings as described in note 1(c) Sales revenue above.
All other derivatives are initially recognised at their fair value on the date the derivative contract is entered into and are subsequently remeasured subject to IAS 39 at their fair value at each balance sheet date. The method of recognising the resulting gain or loss depends on whether or not the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either hedges of the fair value of recognised assets or liabilities or of firm commitments (fair value hedges) or hedges of highly probable forecast transactions (cash flow hedges).
–	Fair value hedges: Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. Where derivatives are held with different counterparties to the underlying asset or liability or firm commitment, the fair values of the derivative assets and liabilities are shown separately in the balance sheet as there is no legal right of offset. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognised in the income statement within ‘interest payable and similar charges’.
–	Cash flow hedges: The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within ‘net operating costs’. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss, for example when the forecast sale that is being hedged takes place. The realised gain or loss relating to the effective portion of forward foreign exchange or commodity contracts hedging sales is recognised in the income statement within ‘sales revenue’. When the forecast transaction that is being hedged results in the recognition of a non financial asset the gains and losses previously deferred in equity are transferred from equity and adjust the cost of the asset. The gains and losses are recognised subsequently in the income statement within ‘net operating costs’ when the non financial asset is amortised.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, although the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the instrument which is held in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

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14	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

1	PRINCIPAL ACCOUNTING POLICIES continued
–	Derivatives that do not qualify for hedge accounting: Any derivative contracts that do not qualify for hedge accounting, are marked to market at the balance sheet date. In respect of currency swaps, the gain or loss on the swap and the gain or loss on the financial asset or liability against which the swap forms an economic hedge are shown in separate lines in the income statement the gain or loss on the swap is shown within the line ‘net gains on currency and interest rate derivatives not qualifying for hedge accounting’. In respect of other derivatives, the mark to market may give rise to charges or credits to the income statement in periods before the transaction against which the derivative is held as an economic hedge is recognised. These charges or credits would be recognised in the line ‘net gains on currency and interest rate derivatives not qualifying for hedge accounting’ if they relate to currency or interest rate swaps or in ‘net operating costs’ if they relate to commodity derivatives.
–	Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. In some cases, the embedded derivatives may be designated as hedges and will be accounted for as described above.

(iv) Fair value
Fair value is the amount at which a financial instrument could be exchanged in an arm’s length transaction between informed and willing parties. Where relevant market prices are available, these have been used to determine fair values. In other cases, fair values have been calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.
(i) The fair values of cash, short term borrowings and loans to joint ventures and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.
(ii) The fair value of medium and long term borrowings is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve. The carrying value of the borrowings is amortised cost.
(iii) Derivative financial assets and liabilities are carried at fair value based on published price quotations for the period for which a liquid active market exists. Beyond this period, Rio Tinto’s own assumptions are used.
The fair values of the various derivative instruments used for hedging purposes are disclosed in note 34. Movements on the hedging reserve within shareholders’ equity are shown in note 30. The full fair value of a derivative that qualifies for hedge accounting is classified as a non current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability, if the remaining maturity of the hedged item is less than 12 months.

(v) Trade receivables
Trade receivables are recognised initially at fair value and are subsequently reduced by any any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognised in the income statement within ‘net operating costs’. When a trade receivable is uncollectable, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against ‘net operating costs’ in the income statement.

(vi) Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(q) Share based payments
The fair value of cash-settled share plans is recognised as a liability over the vesting period of the awards. Movements in that liability between accounting dates are recognised as an expense. The grant date fair value of the awards is taken to be the market value of the shares at the date of award reduced by a factor for anticipated relative Total Shareholder Return (‘TSR’) performance. Fair values are subsequently remeasured at each accounting date to reflect the number of awards expected to vest based on the current and anticipated TSR performance. If any awards are ultimately settled in shares, the liability is transferred direct to equity as part of the consideration for the equity instruments issued.
     The Group’s equity-settled share plans are settled either by the issue of shares by the relevant parent company, by the purchase of shares on market or by the use of shares previously acquired as part of a share buyback. The fair value of the share plans is recognised as an expense over the expected vesting period with a corresponding entry to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans. If the cost of shares acquired to satisfy the plans exceeds the expense charged, the excess is taken to the appropriate reserve. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). The Group uses fair values provided by independent actuaries calculated using a lattice based option valuation model.
     Non market based vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.
     Further information about the treatment of individual share based payment plans is provided in note 48.

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Rio Tinto 2007 Full Financial Statements	15
Notes to the 2007 Full financial statements

2 RECONCILIATION OF NET EARNINGS TO UNDERLYING EARNINGS

		Pre-tax	Taxation	Outside	Net	Net
				interests	amount	amount
		2007	2007	2007	2007	2006
		US$m	US$m	US$m	US$m	US$m

Exclusions from Underlying earnings
Profits less losses on disposal of interests in businesses (a)		2	(1)	–	1	3
Impairment (charges)/reversals (b) (note 5)		(58)	18	(73)	(113)	44
Exchange differences and gains/(losses) on derivatives:
–	Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	201	(37)	(8)	156	(14)
–	Gains/(losses) on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	52	(19)	1	34	30
Other exclusions (f)		(308)	99	–	(209)	37

Total excluded from Underlying earnings		(111)	60	(80)	(131)	100

Net earnings		9,836	(2,090)	(434)	7,312	7,438

Underlying earnings		9,947	(2,150)	(354)	7,443	7,338

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (f) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains and losses arising on the disposal of interests in businesses.
(b)	Charges and credits relating to impairment of non-current assets other than undeveloped properties.
(c)	Exchange gains and losses on US dollar net debt and intragroup balances. This includes amounts relating to equity accounted units.
(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.
(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.
Other charges excluded from Underlying earnings, in 2007, primarily resulted from the acquisition of Alcan. These include the non recurring impact of US$213 million on pre-tax profit of revaluing inventories on acquisition based on selling price, together with integration costs.

3 NET OPERATING COSTS

		2007	2006
	Note	US$m	US$m

Raw materials and consumables		6,096	3,207
Amortisation of intangible assets	12	114	27
Depreciation of property, plant & equipment	13	2,001	1,482
Employment costs	4	3,827	2,459
Repairs and maintenance		1,393	1,257
Shipping costs		1,874	1,149
Other freight costs		509	333
Decrease/(increase) in inventories		110	(139)
Royalties		1,093	1,004
Amounts charged by jointly controlled entities mainly for toll processing		1,362	1,196
Other external costs		2,346	1,936
Provisions	27	308	60
Research and development		69	15
Costs included above qualifying for capitalisation		(78)	(69)
Other operating income		(274)	(267)

Net operating costs (excluding items shown separately)		20,750	13,650

(a)	Total net operating costs includes the impact of Alcan for the period 24 October 2007 to 31 December 2007, totalling US$3,691 million.
(b)	Information on auditors’ remuneration is included in note 44.

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16	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

4 EMPLOYMENT COSTS

		2007	2006
	Note	US$m	US$m

Employment costs
– Wages and salaries		3,618	2,337
– Social security costs		106	83
– Net post retirement cost (a)	49	240	189
– Share option costs (b)	48	220	32

		4,184	2,641
Less: charged within provisions		(357)	(182)

	3	3,827	2,459

(a)	Post retirement costs include the aggregate service and interest cost of providing post retirement benefits under defined benefit plans, net of the related expected return on plan assets. Additional detail of the amount charged to the income statement in respect of post retirement plans, and the treatment of actuarial gains and losses, is shown in note 49.

(b)	Further details of the Group’s share options and other share based payment plans are given in note 48.
(c)	Employment costs includes the impact of Alcan for the period 24 October 2007 to 31 December 2007, amounting to US$635 million.

5 IMPAIRMENT (CHARGES)/REVERSALS

	Pre-tax	Taxation	Outside	Net	Net
			interests	amount	amount
	2007	2007	2007	2007	2006
	US$m	US$m	US$m	US$m	US$m

Cash generating unit
Argyle Diamonds (a)	(466)	138	–	(328)	(289)
Palabora (b)	272	(99)	(73)	100	(2)
Tarong coal mine (c)	166	(32)	–	134	(152)
Kennecott Utah Copper (KUC) (d)	–	–	–	–	381
Iron Ore Company of Canada (IOC) (e)	–	–	–	–	111
Other	(30)	11	–	(19)	(5)

	(58)	18	(73)	(113)	44

(a)	The impairment of Argyle in 2006 followed adverse changes in assumptions about future prices, capital and operating costs. The value in use was assessed by reference to cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. The 2006 impairment provision included goodwill of US$223 million. Further deterioration in value during the first half of 2007, relating mainly to large increases in the estimated capital cost of Argyle’s underground project, triggered another assessment of its recoverable amount. Impairment of property, plant and equipment was assessed by reference to fair value less costs to sell. The determination of fair value less costs to sell was based on the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties. This estimate was derived from discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply. The US dollar amount of the impairment is US$14 million higher than reported at the half year as a result of retranslation from Australian dollars at the average exchange rate for the full year.
(b)	An increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of Palabora. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 12 per cent. This led to a full reversal of the remainder of the impairment provision recognised in 2004.

(c)	During 2006, a continuation of operating losses triggered an assessment of the recoverable amount of Tarong, one of the Group’s coal mines in Australia. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. During 2007, the sale of Tarong was announced for an amount that led to full reversal of the remainder of the provision recognised in the previous year.
(d)	In 2006, an increase in the Group’s long term copper price assumption triggered an assessment of the recoverable amount of KUC. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. This led to a full reversal of the remainder of the impairment provision recognised in 2002.
(e)	In 2006, an increase in the Group’s long term iron ore price assumption triggered an assessment of the recoverable amount of IOC. The value in use was based on cash flows forecast in real terms and discounted at a pre-tax rate of 8 per cent. This led to a full reversal of the impairment provision recognised in 2002, which had aligned the carrying value with the value negotiated between shareholders during that year as part of a financial restructuring exercise.

6 SHARE OF PROFIT AFTER TAX OF EQUITY ACCOUNTED UNITS

	2007	2006
	US$m	US$m

Sales revenue (a)	3,818	2,975
Operating costs	(1,261)	(771)

Profit before finance items and taxation	2,557	2,204
Exchange gains on external net debt	7	3
Losses on currency and interest rate derivatives not qualifying for hedge accounting	(5)	–
Net interest payable	(49)	(45)
Amortisation of discount	(9)	(14)

Profit before taxation	2,501	2,148

Taxation	(917)	(770)

Profit for the year (Rio Tinto share)	1,584	1,378

(a)	The sales revenue of equity accounted units excludes charges by jointly controlled entities to Rio Tinto Group subsidiaries.

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Rio Tinto 2007 Full Financial Statements	17
Notes to the 2007 Full financial statements

7 INTEREST RECEIVABLE AND PAYABLE		2007	2006
	Note	US$m	US$m

Interest receivable and similar income from:
– Equity accounted units		28	27
– Other investments (a)		101	69

		129	96
Other interest receivable		5	10

Total interest receivable and similar income		134	106

Interest payable and similar charges (b)		(660)	(220)
Amounts capitalised	13	122	60

Total Interest payable and similar charges		(538)	(160)

(a)	Interest income from other investments comprises US$80 million (2006: US$58 million) of interest income from bank deposits and US$21 million (2006: US$11 million) from other financial assets.	(b)	Interest payable and similar charges comprises US$685 million (2006: US$175 million) of interest on bank loans and other borrowings and US$25 million gain (2006: US$45 million loss) from interest rate swaps.

8 TAX ON PROFIT		2007	2006
	Note	US$m	US$m

UK taxation
Corporation tax at 30%
– Current		98	86
– Deduct: relief for overseas taxes		(98)	(72)
– Deferred		(150)	27

		(150)	41

Australian taxation
Corporation tax at 30%
– Current		1,396	1,517
– Deferred		(18)	(97)

		1,378	1,420

Other countries taxation
– Current		897	896
– Deferred		(35)	16

		862	912

Total taxation charge
– Current		2,293	2,427
– Deferred	18	(203)	(54)

		2,090	2,373

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18	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

8 TAX ON PROFIT continued	2007	2006
	US$m	US$m

Prima facie tax reconciliation
Profit before taxation	9,836	10,240
Deduct: share of profit after tax of equity accounted units	(1,584)	(1,378)

Parent companies’ and subsidiaries’ profit before tax	8,252	8,862
Prima facie tax payable at UK and Australian rate of 30%	2,476	2,659
Impact of items excluded in arriving at underlying earnings (c)	(28)	201

Other permanent differences
Additional recognition of deferred tax assets (a)	–	(335)
Utilisation of previously unrecognised deferred tax assets	–	(140)
Adjustments to deferred tax liabilities following changes in tax rates (b)	(392)	(46)
Other tax rates applicable outside the UK and Australia	271	242
Resource depletion and other depreciation allowances	(173)	(187)
Research, development and other investment allowances	(81)	(21)
Other	17	–

Total taxation charge	2,090	2,373

(a)	The ‘Additional recognition of deferred tax assets’ of US$335 million in 2006 reflected improved prospects for future earnings from the Group’s US operations.	(c)	An analysis of the impact on the tax reconciliation of items excluded in arriving at Underlying earnings is given below:
(b)	The ‘Adjustments to deferred tax liabilities following changes in tax rates’, totalling US$392 million (2006: US$46 million), result largely from a reduction in Canadian tax rates.

	2007	2006
	US$m	US$m

Impairment (charges)/reversals	(1)	157
Exchange gains/losses on US dollar net debt, intragroup balances and derivatives
not designated as hedges	(19)	55
Other exclusions	(8)	(11)

	(28)	201

(d)	This tax reconciliation relates to the parent companies, subsidiaries and proportionally consolidated units. The Group’s share of profit of equity accounted units is net of tax charges of US$917 million (2006: US$770 million).

9 EARNINGS PER ORDINARY SHARE	2007	2007	2007	2006	2006	2006
	Earnings	Weighted	Per share	Earnings	Weighted	Per share
	US$m	average	amount	US$m	average	amount
		number of	(cents)		number of	(cents)
		shares			shares
		(millions)			(millions)

Basic earnings per share attributable to ordinary shareholders of Rio Tinto	7,312	1,285.8	568.7	7,438	1,333.4	557.8

Effect of dilutive securities (share options) (c)	–	5.5	–	–	5.4	–

Diluted earnings per share attributable to ordinary shareholders of Rio Tinto	7,312	1,291.3	566.3	7,438	1,338.8	555.6

Underlying earnings per share attributable to ordinary shareholders (a)
– Basic	7,443	1,285.8	578.9	7,338	1,333.4	550.3
– Diluted	7,443	1,291.3	576.4	7,338	1,338.8	548.1

(a)	Underlying earnings per share is calculated from underlying earnings, detailed information on which is given in note 2.	(c)	For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares described in (b) above. This effect is calculated under the treasury stock method.
(b)	The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,000.1 million (2006: 1,047.7 million) plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2006: 285.7 million).

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Rio Tinto 2007 Full Financial Statements	19
Notes to the 2007 Full financial statements

10 DIVIDENDS	2007	2006
	US$m	US$m

Rio Tinto plc previous year Final dividend paid (b)	646	442
Rio Tinto plc previous year Special dividend paid (b)	–	1,171
Rio Tinto plc Interim dividend paid (b)	518	417
Rio Tinto Limited previous year Final dividend paid (b)	198	118
Rio Tinto Limited previous year Special dividend paid (b)	–	312
Rio Tinto Limited Interim dividend paid (b)	145	113

Dividends paid during the year	1,507	2,573

	2007	2006
	Number	Number
	of shares	of shares
	(millions)	(millions)

Rio Tinto plc previous year Final and Special (b)	1,007.3	1,063.9
Rio Tinto plc Interim (b)	996.7	1,042.7
Rio Tinto Limited previous year Final and Special – fully franked at 30% (b)	285.7	285.7
Rio Tinto Limited Interim – fully franked at 30% (b)	285.7	285.7

(a)	The dividends paid in 2007 are based on the following US cents per share amounts: 2006 final – 64.0 cents, 2007 interim – 52.0 cents (2006 dividends paid: 2005 final – 41.5 cents, 2006 special – 110 cents, 2006 interim – 40.0 cents).
(b)	The number of shares on which the Rio Tinto Limited dividends are based excludes those shares held by Rio Tinto plc, in order that the dividends shown represent those paid to public shareholders. The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares.
(c)	In addition, the directors of Rio Tinto announced a final dividend of 84 cents per share on 13 February 2008. This is expected to result in payments of US$1.1 billion (Rio Tinto plc: US$0.8 billion, Rio Tinto Limited US$0.3 billion). The dividends will be paid on 11 April 2008 to Rio Tinto plc shareholders on the register at the close of business on 22 February 2008 and to Rio Tinto Limited shareholders on the register at the close of business on 26 February 2008.
(d)	The proposed Rio Tinto Limited dividends will be franked out of existing franking credits or out of franking credits arising from the payment of income tax during 2008.
(e)	The approximate amount of the Rio Tinto Limited consolidated tax group’s retained profits and reserves that could be distributed as dividends and franked out of credits, that arose from net payments of income tax in respect of periods up to 31 December 2007 (after deducting franking credits expected to be utilised on the 2007 final dividend declared), is US$7,759 million.

11 GOODWILL	2007	2006
	US$m	US$m

Net book value
At 1 January	841	1,020
Adjustment on currency translation	114	49
Additions	14,542	–
Disposals	–	(5)
Impairment charges	–	(223)

At 31 December	15,497	841

– cost	15,758	1,077
– accumulated impairment	(261)	(236)

At 1 January

– cost		1,034
– accumulated impairment		(14)

Impairment Tests for Goodwill
Goodwill, including that related to equity accounted units, is reviewed annually for impairment. The amounts as at 31 December 2007 disclosed above include goodwill of US$14,533 million (2006: nil) relating to the 2007 acquisition of Alcan Inc., goodwill relating to Australian Iron Ore of US$437 million (2006: US$394 million) and goodwill of US$231 million (2006: US$231 million) relating to Rio Tinto Energy America (RTEA). Australian Iron Ore comprises the business units located in the Pilbara region of Western Australia that mine iron ore, namely Robe River and Hamersley Iron.
     The Group acquired Alcan Inc. on 23 October 2007. The recoverable amount of its provisionally determined goodwill has been assessed by reference to fair value less cost to sell, as determined from the observable purchase price paid by the Group. The allocation of the cost of the acquisition was based on the advice of expert valuers. This allocation was determined over the months following the acquisition, and no diminution in its value is considered to have occurred since the date of acquisition. The allocation of the goodwill to cash generating units, will be completed within one year of the acquisition.
     The recoverable amount of the goodwill relating to Australian Iron Ore has been assessed by reference to value in use. Valuations are based on cash flow projections that incorporate best estimates of selling prices, ore grades, production rates, future capital expenditure and production costs over the life of each mine. In line with normal practice in the mining industry, the cash flow projections are based on long term mine plans covering the expected life of each operation. Therefore, the projections generally cover periods well in excess of five years.
     Assumptions about selling prices, operating costs, exchange rates, and discount rates are particularly important in these valuations.
     Future selling prices and operating costs have been estimated in line with the policy in note 1(i). Long term average selling prices are forecast taking account of estimates of the costs of producers of each commodity. Forecasts of operating costs are based on detailed mine plans which take account of all relevant characteristics of the ore body.
     Discount rates represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Group’s weighted average cost of capital is used as a start point for determining the discount rate with appropriate adjustments for the risk profile of the individual cash generating unit. Goodwill relating to Australian Iron Ore has been reviewed applying a discount rate of 6.5 per cent to the post-tax cash flows expressed in real terms.
     The recoverable amount of the goodwill at RTEA has been assessed by reference to fair value less costs to sell. The determination of fair value less costs to sell was based on the estimated amount that would be obtained from sale in an arm’s length transaction between knowledgeable and willing parties. This estimate was derived by discounting projections of cash flows, using valuation assumptions that a buyer might be expected to apply.

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20	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

12 INTANGIBLE ASSETS	Exploration	Trademarks,	Contract	Other	Total
	and	patented and	based	intangible
	evaluation (a)	non patented	intangible	assets
		technology	assets (b)
Year ended 31 December 2007	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2007	196	–	–	188	384
Adjustment on currency translation	9	12	7	22	50
Acquisition of subsidiary (note 41)	9	579	6,867	12	7,467
Expenditure during year	194	–	–	209	403
Amortisation for the year	–	(8)	(28)	(78)	(114)
Impairment	–	–	–	(21)	(21)
Disposals, transfers and other movements	(256)	–	(1)	(2)	(259)

At 31 December 2007	152	583	6,845	330	7,910

– cost	152	591	6,874	566	8,183
– accumulated amortisation	–	(8)	(29)	(236)	(273)

	Exploration	Trademarks,	Contract	Other	Total
	and	patented and	based	intangible
	evaluation (a)	non patented	intangible	assets
		technology	assets (b)
Year ended 31 December 2006	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2006	113	–	–	107	220
Adjustment on currency translation	5	–	–	10	15
Expenditure during year	72	–	–	118	190
Amortisation for the year	–	–	–	(27)	(27)
Disposals, transfers and other movements	6	–	–	(20)	(14)

At 31 December 2006	196	–	–	188	384

– cost	196	–	–	310	506
– accumulated amortisation	–	–	–	(122)	(122)

At 1 January 2006

– cost	113	–	–	327	440
– accumulated amortisation	–	–	–	(220)	(220)

(a)	Exploration and evaluation: useful life not determined until transferred to property, plant & equipment.
(b)	The Group acquired Alcan Inc. on 23 October 2007. Alcan Inc. benefits from certain intangible assets including power supply contracts, customer contracts and water rights. The water rights are expected to contribute to the efficiency and cost effectiveness of operations for the foreseeable future: accordingly, these rights are considered to have indefinite lives and are not subject to amortisation.

Exploration and evaluation expenditure
The charge for the year and the net amount of intangible assets capitalised during the year are as follows:

These water rights constitute the majority of the amounts in the column of the above table entitled ‘Contract based intangible assets’.
The intangible assets with indefinite lives have been valued based on the advice of expert valuation consultants, and no diminution in their value is considered to have occurred since the date of acquisition.
(c)	There are no intangible assets either pledged as security or held under restriction of title.

	2007	2006
	US$m	US$m

Cash expenditure in year (net of proceeds on disposal of undeveloped properties) (a)	576	345
Changes in accruals (including non-cash proceeds on disposal of undeveloped properties)	(61)	(36)
Amount capitalised during year	(194)	(72)

Charge for year	321	237

(a)	Exploration and evaluation costs are stated net of gains on disposal of undeveloped properties totalling US$253 million (2006:US$46 million).

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Rio Tinto 2007 Full Financial Statements	21
Notes to the 2007 Full financial statements

13 PROPERTY, PLANT AND EQUIPMENT	Mining	Land	Plant	Capital	Total
	properties	and	and	works in
	and leases (a)	buildings	equipment	progress
Year ended 31 December 2007	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2007	6,127	2,540	10,839	2,701	22,207
Adjustment on currency translation	511	261	1,163	266	2,201
Capitalisation of additional closure costs (note 27)	284	–	–	9	293
Interest capitalised (b)	–	–	91	31	122
Acquisition of subsidiary (note 41)	598	4,415	11,485	1,784	18,282
Other additions	207	169	1,754	2,462	4,592
Depreciation for the year (a)	(496)	(191)	(1,314)	–	(2,001)
Impairment (charges)/reversals	(203)	11	297	(189)	(84)
Disposals	(12)	(33)	(38)	–	(83)
Transfers and other movements (c)	484	(183)	1,428	(1,611)	118

At 31 December 2007	7,500	6,989	25,705	5,453	45,647

– cost	11,280	8,952	38,015	5,813	64,060
– accumulated depreciation	(3,780)	(1,963)	(12,310)	(360)	(18,413)

Fixed assets held under finance leases (d)	–	30	42	–	72
Other fixed assets pledged as security (e)	31	–	1,792	–	1,823

	Mining	Land	Plant	Capital	Total
	properties	and	and	works in
	and leases (a)	buildings	equipment	progress
Year ended 31 December 2006	US$m	US$m	US$m	US$m	US$m

Net book value
At 1 January 2006	5,224	2,019	8,678	1,699	17,620
Adjustment on currency translation	261	88	411	105	865
Capitalisation of additional closure costs (note 27)	619	–	–	–	619
Interest capitalised (b)	5	–	3	52	60
Other additions	436	194	986	2,278	3,894
Depreciation for the year (a)	(432)	(159)	(891)	–	(1,482)
Impairment (charges)/reversals	(166)	90	752	(2)	674
Disposals	(25)	(13)	(50)	(21)	(109)
Transfers and other movements (c)	205	321	950	(1,410)	66

At 31 December 2006	6,127	2,540	10,839	2,701	22,207

– cost	9,166	4,454	21,553	2,835	38,008
– accumulated depreciation	(3,039)	(1,914)	(10,714)	(134)	(15,801)

At 1 January 2006

– cost	7,686	3,824	19,382	1,838	32,730
– accumulated depreciation	(2,462)	(1,805)	(10,704)	(139)	(15,110)

Fixed assets held under finance leases (d)	–	39	38	–	77
Other fixed assets pledged as security (e)	35	–	1,154	–	1,189

(a)	Mining properties include deferred stripping costs of US$718 million (2006: US$778 million). Amortisation of deferred stripping costs of US$34 million (2006: US$40 million) is included within ‘Depreciation for the year’.
(b)	Interest is capitalised at a rate based on the Group’s cost of borrowing or at the rate on project specific debt, where applicable.
(c)	‘Transfers and other movements’ includes reclassifications between categories.
(d)	The finance leases under which these assets are held are disclosed in note 23.

(e)	Excludes assets held under finance leases. Fixed assets pledged as security represent amounts pledged as collateral against US$291 million (2006: US$339 million) of loans, which are included in note 22.
(f)	At 31 December 2007 the net balance sheet amount for land and buildings includes freehold US$6,821 million (2006: US$2,445 million); long leasehold US$163 million (2006: US$92 million); and short leasehold US$5 million (2006: US$3 million).

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22	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

14 INVESTMENTS IN EQUITY ACCOUNTED UNITS
	2007	2006
Summary balance sheet (Rio Tinto share)	US$m	US$m

Rio Tinto’s share of assets
Non current assets (c)	9,462	3,654
Current assets	1,643	1,029

	11,105	4,683

Rio Tinto’s share of liabilities
Current liabilities	(1,154)	(763)
Non current liabilities	(2,913)	(1,685)

	(4,067)	(2,448)

Rio Tinto’s share of net assets	7,038	2,235

(a)	Further details of investments in jointly controlled entities and associates are set out in notes 38 and 39.
(b)	At 31 December 2007, the quoted value of the Group’s share in associates having shares listed on recognised stock exchanges was US$410 million (2006: US$368 million).

(c)	Investments in equity accounted units at 31 December 2007 include goodwill of US$2,822 million (2006: US$39 million), which primarily relates to Alcan Inc. and is based on a provisional allocation of the cost of the acquisition on 23 October 2007.

15 NET DEBT OF EQUITY ACCOUNTED UNITS (EXCLUDING AMOUNTS DUE TO RIO TINTO)	Rio Tinto	Rio Tinto	Rio Tinto	Rio Tinto
	percentage	share of	percentage	share of
		net debt		net debt
	2007	2007	2006	2006
	%	US$m	%	US$m

Jointly controlled entities
Minera Escondida Limitada	30.0	285	30.0	300
Sohar Aluminium Company L.L.C.	20.0	205	–	–
Queensland Alumina Limited (QAL)	80.0	29	38.6	44
Halco Mining Inc.	45.0	39	–	–
Alcan Ningxia Aluminium Company Limited	50.0	39	–	–

Associates
Tisand (Pty) Limited	49.0	100	49.0	100
Port Waratah Coal Services	27.6	150	27.6	122
Mineração Rio do Norte S.A.	12.5	23	–	–

Other equity accounted units	–	(157)	–	(107)

		713		459

(a)	In accordance with IAS 28 and IAS 31, the Group includes its net investment in equity accounted units in its consolidated balance sheet. This investment is net of the Group’s share of the net debt of such units, which is set out above.

(b)	Some of the debt of equity accounted units is subject to financial and general covenants.
(c)	US$255 million of the debt shown above is with recourse to Rio Tinto.

16 INVENTORIES	2007	2006
	US$m	US$m

Raw materials and purchased components	1,078	448
Consumable stores	1,054	581
Work in progress	1,727	459
Finished goods and goods for resale	1,701	1,151

	5,560	2,639

Comprising:
Expected to be used within one year	5,382	2,540
Expected to be used after more than one year	178	99

	5,560	2,639

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Rio Tinto 2007 Full Financial Statements	23
Notes to the 2007 Full financial statements

17 TRADE AND OTHER RECEIVABLES	Non current	Current	Non current	Current
	2007	2007	2006	2006
	US$m	US$m	US$m	US$m

Trade receivables	–	4,927	56	2,133
Provision for doubtful debts	–	(70)	(20)	(6)
Amounts due from equity accounted units	–	249	–	156
Other debtors	266	900	35	479
Pension surpluses (note 49)	705	31	329	31
Prepayment of tolling charges to jointly controlled entities (a)	555	–	492	–
Other prepayments and accrued income	336	442	91	145

	1,862	6,479	983	2,938

(a)	Rio Tinto Aluminium has made certain prepayments to jointly controlled entities for toll processing of bauxite and alumina. These prepayments will be charged to Group operating costs as processing takes place.
(b)	There is no material element of trade and other receivables that is interest bearing.
(c)	Due to their short term maturities, the fair value of trade and other receivables approximates to their carrying value.

As of 31 December 2007, trade receivables of US$70 million (2006: US$56 million) were impaired. The amount of impairment was US$70 million (2006: US$26 million). The ageing of these receivables is greater than 90 days overdue.

     As of 31 December 2007, trade receivables of US$364 million (2006: US$46 million) were past due but not impaired. The ageing of these receivables is as follows:

	2007	2006
	US$m	US$m

less than 30 days overdue	270	31
between 30 and 60 days overdue	62	9
between 60 and 90 days overdue	29	2
greater than 90 days	3	4

These relate to a number of customers for whom there is no recent history of default and other indicators of impairment.
     With respect to trade receivables that are neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.
     The carrying amounts of the Group’s trade receivables (net of provisions for doubtful debts) are denominated in the following currencies:

	2007	2006
	US$m	US$m

United States dollar	3,329	1,713
Sterling	134	2
Australian dollar	90	101
Canadian dollar	13	43
South African rand	25	31
Euro	904	55
Japanese yen	97	118
New Zealand dollar	17	27
Other	248	73

Total	4,857	2,163

The provision for doubtful trade receivables increased by US$44 million in 2007, of which US$40 million was due to the acquisition of Alcan Inc. and US$4 million from increases in provisions charged within other external costs.

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24	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

18 DEFERRED TAXATION	2007	2006
	US$m	US$m

At 1 January	2,114	2,142
Adjustment on currency translation	278	97
Deferred tax of acquired companies	3,954	–
Credited to the income statement	(203)	(54)
Credited to SORIE (a)	(203)	(94)
Other movements (b)	(39)	23

At 31 December	5,901	2,114

Comprising:
– deferred tax liabilities (c)	6,486	2,339
– deferred tax assets (c)	(585)	(225)

Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the balance sheet, as permitted by IAS12. The closing deferred tax liabilities and assets, prior to this offsetting of balances, are shown below.

	UK	Australian	Other	2007	2006
	tax	tax	countries’	Total	Total
			tax
	US$m	US$m	US$m	US$m	US$m

Deferred tax liabilities arising from:
Accelerated capital allowances	96	1,986	6,479	8,561	3,181
Post retirement benefits	118	3	4	125	94
Unremitted earnings	–	–	330	330	226
Other temporary differences	3	275	318	596	121

	217	2,264	7,131	9,612	3,622

Deferred tax assets arising from:
Capital allowances	–	–	–	–	(100)
Provisions	(112)	(542)	(1,141)	(1,795)	(735)
Post retirement benefits	(76)	(2)	(861)	(939)	(285)
Tax losses	(162)	–	(706)	(868)	(301)
Other temporary differences	–	(109)	–	(109)	(87)

	(350)	(653)	(2,708)	(3,711)	(1,508)

(Credited)/charged to the income statement
(Decelerated)/accelerated capital allowances	9	165	(266)	(92)	280
Provisions	(7)	(192)	(20)	(219)	(5)
Post retirement benefits	1	(1)	59	59	16
Tax losses	(148)	–	43	(105)	(280)
Tax on unremitted earnings	–	–	34	34	(2)
Other temporary differences	(5)	10	115	120	(63)

	(150)	(18)	(35)	(203)	(54)

(a)	The amounts credited directly to the SORIE relate to tax relief on share options, provisions for tax on exchange differences on intra group loans qualifying for reporting as part of the net investment in subsidiaries, on cash flow hedges and on actuarial gains and losses on pension schemes and post retirement healthcare plans.
(b)	‘Other movements’ include deferred tax recognised by subsidiary holding companies that is presented in these accounts as part of the tax charge on the profits of the equity accounted unit to which it relates.
(c)	The deferred tax liability of US$6,486 million (2006: US$2,339 million) includes US$6,238 million (2006: US$1,764 million) due in more than one year. The deferred tax asset of US$585 million (2006: US$225 million) includes US$240 million (2006: US$139 million) receivable in more than one year.
(d)	US$1,360 million (2006: US$763 million) of potential deferred tax assets have not been recognised as an asset in these accounts. There is no time limit for the recovery of these potential assets, the majority of which relate to capital losses, recovery of which depends on realisation of capital gains in future years.
(e)	Deferred tax is not recognised on the unremitted earnings of overseas subsidiaries and jointly controlled entities where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$1,921 million (2006: US$1,711 million) would be payable.
(f)	There is a limited time period for the recovery of US$62 million (2006: nil) of tax losses which have been recognised as deferred tax assets in the accounts.

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Rio Tinto 2007 Full Financial Statements	25
Notes to the 2007 Full financial statements

19 ASSETS HELD FOR SALE

Assets and liabilities held for sale comprise the Alcan Packaging group and the Tarong Coal mine, which was in the Energy product group. In the announcement of Rio Tinto’s offer for Alcan on 12 July 2007, it was stated that Rio Tinto and Alcan had agreed to divest the

Packaging business of Alcan. As the Packaging group was acquired with a view to resale, its results are excluded from the Group Income Statement. The Tarong mine was sold on 31 January 2008 for an amount in excess of its carrying value.

20 OTHER FINANCIAL ASSETS	Non current	Current	Non current	Current
	2007	2007	2006	2006
	US$m	US$m	US$m	US$m

Currency and commodity contracts: designated as hedges	34	100	42	36
Derivatives and embedded derivatives not related to net
debt: not designated as hedges (a)	–	480	–	122
Derivatives related to net debt	–	39	3	352
US Treasury bonds	21	–	20	–
Equity shares and quoted funds	53	321	125	51
Other investments, including loans	472	–	184	–
Other liquid resources (non cash equivalent)	–	6	–	6

	580	946	374	567

(a)	Derivatives and embedded derivatives not designated as hedges include amounts of US$117 million (2006: US$82 million) which mature beyond one year.

21 CASH AND CASH EQUIVALENTS	2007	2006
	US$m	US$m

Cash at bank and in hand	579	555
Short term bank deposits	1,066	181

	1,645	736

Bank overdrafts repayable on demand (unsecured)	(104)	(14)

Balance per Group cash flow statement	1,541	722

(a)	Cash and cash equivalents include US$93 million (2006: US$55 million) for which there are restrictions on remittances.

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26	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

22 BORROWINGS
		Non current	Current	Non current	Current
		2007	2007	2006	2006
	Note	US$m	US$m	US$m	US$m

Borrowings at 31 December
Syndicated bank loans (a)		33,263	4,466	–	–
Other bank loans		97	1,749	157	156
Commercial paper		–	644	–	–
Other loans
Finance leases	23	104	19	96	25
Rio Tinto Finance (USA) Limited Bonds 2.625% 2008 (d) swapped		–	596	586	–
Rio Tinto Finance (USA) Limited Bonds 7.125% 2013		100	–	100	–
Colowyo Coal Company L.P. Bonds 9.56% 2011		32	8	40	7
Colowyo Coal Company L.P. Bonds 10.19% 2016		100	–	100	–
Alcan, Inc. Debentures 6.25% due 2008		–	203	–	–
Alcan, Inc. Debentures 6.45% due 2011		415	–	–	–
Alcan, Inc. Global Notes 4.875% due 2012 (d) swapped		489	–	–	–
Alcan, Inc. Global Notes 4.50% due 2013		476	–	–	–
Alcan, Inc. Global Notes 5.20% due 2014		492	–	–	–
Alcan, Inc. Global Notes 5.00% due 2015 (d) swapped		479	–	–	–
Alcan, Inc. Debentures 7.25% due 2028		110	–	–	–
Alcan, Inc. Debentures 7.25% due 2031		441	–	–	–
Alcan, Inc. Global Notes 6.125% due 2033		736	–	–	–
Alcan, Inc. Global Notes 5.75% due 2035		280	–	–	–
European Medium Term Notes (c)		384	76	430	1,195
Other secured loans		346	27	241	7
Other unsecured loans		270	321	257	100

Total borrowings		38,614	8,109	2,007	1,490

(a)	In support of its acquisition of Alcan Inc., the Group arranged for US$40 billion in term loans and revolving credit facilities, which were fully underwritten and subsequently syndicated (the ‘Syndicated bank loans’). The Syndicated bank loans are divided into four facilities, as follows:
		Facility A		Facility B	Facility C	Facility D

	Facility amount (US$ billions)	15		10	5	10
	Type	Term Loan		Revolving Credit	Revolving Credit	Term Loan
				Facility	Facility
	Due	October 2008	(b)	October 2010	October 2012	October 2012
	Repayment	Bullet		Bullet	Bullet	Bullet

As at 31 December 2007, facilities A, B and D have been fully drawn, and US$2.14 billion remains undrawn on facility C. The amounts outstanding under these facilities are shown net of the unamortised costs of obtaining the facilities. Facilities A and B are subject to mandatory prepayment to the extent of the net proceeds from disposals of assets and from the raising of funds through capital markets, under specific thresholds and conditions.
(b)	The Group has the option to extend final maturity on the outstanding balance of Facility A for an additional year.
(c)	Rio Tinto has a US$10 billion (2006: US$3 billion) European Medium Term Note (EMTN) programme for the issuance of debt, of which approximately US$0.4 billion was drawn down at 31 December 2007 (2006: US$1.6 billion).
The Group’s EMTNs are swapped to US dollars. The fair value of currency swaps at 31 December 2007 was a liability of US$7 million. Details of the major currency swaps are shown in note 34 (d). In 2007, other EMTNs of US$31 million relate to Alcan Inc.
(d)	US$1.2 billion of these fixed rate borrowings shown is swapped to floating rates. The fair value of the interest rate swap at 31 December 2007 was US$31 million.
(e)	The Group’s borrowings of US$46.7 billion (2006: US$3.5 billion) include some US$4.7 billion (2006: US$0.7 billion) which relates to borrowings of subsidiaries that are without recourse to the Group, some of which are subject to various financial and general covenants with which the respective borrowers are in compliance as of 31 December 2007.

23 CAPITALISED FINANCE LEASES
	2007	2006
	US$m	US$m

Present value of minimum lease payments
Total minimum lease payments	129	141
Effect of discounting	(6)	(20)

	123	121

Payments under capitalised finance leases
Due within one year	19	25
Between 1 year and 5 years	67	52
More than 5 years	37	44

	123	121

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Rio Tinto 2007 Full Financial Statements	27
Notes to the 2007 Full financial statements

24 CONSOLIDATED NET DEBT
	2007	2006
	Net debt	Net debt
	US$m	US$m

Analysis of changes in consolidated net debt
At 1 January	(2,437)	(1,313)
Adjustment on currency translation	(223)	(56)
Exchange gains credited to the income statement	136	38
Gains on derivatives related to net debt	11	44
Debt of acquired companies	(5,465)	–
Cash movements excluding exchange movements	(37,332)	(1,146)
Other movements	158	(4)

At 31 December	(45,152)	(2,437)

Reconciliation to balance sheet categories
Borrowings (note 22)	(46,723)	(3,497)
Bank overdrafts repayable on demand (note 21)	(104)	(14)
Cash and cash equivalents (note 21)	1,645	736
Other liquid resources (note 20)	6	6
Derivatives related to net debt (note 34)	24	332

Balances per above	(45,152)	(2,437)

	2007	2006
	US$m	US$m

Exchange gains on US dollar net debt and intragroup balances
Exchange gains on US dollar net debt	163	38
Exchange gains/(losses) on intragroup balances	11	(5)
Exchange losses on loans from equity accounted units	(2)	–
Exchange gain on settlement of dividend	22	13

Credited to income statement	194	46

(a)	Further information relating to the currency and interest rate exposures arising from net debt and related derivatives is given in note 34 on Financial Instruments.

25 TRADE AND OTHER PAYABLES
	Non current	Current	Non current	Current
	2007	2007	2006	2006
	US$m	US$m	US$m	US$m

Trade creditors	–	3,145	–	1,291
Amounts owed to equity accounted units	–	219	–	143
Other creditors (a)	176	575	190	212
Employee entitlements	–	915	–	187
Royalties and mining taxes	–	325	–	264
Accruals and deferred income	126	1,481	107	595
Government grants deferred	201	7	65	1

	503	6,667	362	2,693

(a)	‘Other creditors’ include deferred consideration of US$209 million (2006: US$179 million) relating to certain assets acquired. The deferred consideration is included at its net present value. The amortisation of the discount applied in establishing the net present value is treated as a finance cost. All other accounts payable and accruals are non interest bearing.	(b)	Due to their short term maturities, the fair value of trade and other payables approximates to their carrying value.

26 OTHER FINANCIAL LIABILITIES
	Non current	Current	Non current	Current
	2007	2007	2006	2006
	US$m	US$m	US$m	US$m

Forward commodity contracts: designated as hedges	490	283	214	162
Derivatives related to net debt	6	9	19	4
Other derivatives and embedded derivatives: not designated as hedges	–	537	–	27
Other financial liabilities	–	49	–	–

	496	878	233	193

(a)	Detailed information relating to other financial liabilities is given in note 34.

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28	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

27 PROVISIONS (NOT INCLUDING TAXATION)
	Pensions	Other	Close down	Other	2007	2006
	and post	employee	and		Total	Total
	retirement	entitlements	restoration/
	healthcare		environmental
	US$m	US$m	US$m	US$m	US$m	US$m

At 1 January	770	393	3,359	146	4,668	4,186
Adjustment on currency translation	59	36	211	14	320	113
Amounts capitalised	–	–	293	–	293	619
Acquisition of subsidiary (note 41)	2,550	126	1,518	444	4,638	–
Charged/(credited) to profit:
– new provisions	–	1	9	9	19	25
– increases to existing provisions	102	259	127	10	498	277
– unused amounts reversed	–	(5)	(200)	(4)	(209)	(242)
Amortisation of discount	–	1	164	1	166	137
Utilised in year	(119)	(49)	(82)	(33)	(283)	(271)
Transfer to liabilities of disposal groups held for sale	–	(12)	(124)	–	(136)	–
Liability incurred as a result of acquisition	–	–	–	189	189	–
Actuarial gains recognised in equity	(87)	–	–	–	(87)	(245)
Transfers and other movements	–	–	(4)	(54)	(58)	69

At 31 December	3,275	750	5,271	722	10,018	4,668

Balance sheet analysis:
Current	80	304	215	184	783	366
Non current	3,195	446	5,056	538	9,235	4,302

Total	3,275	750	5,271	722	10,018	4,668

(a)	The main assumptions used to determine the provision for pensions and post retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 49.
(b)	The provision for other employee entitlements includes a provision for long service leave of US$107 million (2006: US$86 million), based on the relevant entitlements in certain Group operations. It also includes the provisions relating to the Group’s cash-settled share-based payment plans of US$219 million (2006: US$43 million), which are described in note 48.
(c)	The Group’s policy on close down and restoration costs is described in note 1(k). Close down and restoration costs are a normal consequence of mining, and the majority of close down and restoration expenditure is incurred at the end of the relevant operation. Remaining lives of mines and infrastructure range from 1 to over 50 years with an average, weighted by closure provision, of around 19 years.
Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on feasibility and engineering studies using current restoration standards and techniques. Provisions of US$5,271 million (2006: US$3,359 million) for close down and restoration costs and environmental clean up obligations, include estimates of the effect of future inflation and have been adjusted to reflect risk. These estimates have been discounted to their present value at an average rate of approximately five per cent per annum, being an estimate of the long term, risk free, pre-tax cost of borrowing. Excluding the effects of future inflation, and before discounting, this provision is equivalent to some US$8.1 billion (2006: US$4.7 billion).
(d)	Some US$214 million (2006: US$50 million) of environmental clean up expenditure is expected to take place within the next five years. The remainder includes amounts for the operation and maintenance of remediation facilities in later years. The provision for environmental clean up expenditure includes the issue described in (e) below.
(e)	In 1995, Kennecott Utah Copper (‘KUC’) agreed with the US Environmental Protection Agency (‘EPA’) and the State of Utah to complete certain source control projects and perform specific environmental studies regarding contamination of ground water in the vicinity of the Bingham Canyon mine. A remedial investigation and feasibility study on the South Zone ground water contamination, completed in March 1998, identified a range of alternative measures to address this issue. Additional studies were conducted to refine the workable alternatives. A remedial design document was completed in 2002. A joint proposal and related agreements with the State of Utah Natural Resource Damage Trustee, the State of Utah and the Jordan Valley Water Conservancy District were approved in 2004. KUC entered into a formal agreement with the EPA in 2007 on the remedial action. The provision was reduced by US$101 million during 2007 (2006: US$37 million) following a reassessment of the expected cost of remediation to reflect recent experience. The ultimate cost of remediation remains uncertain, being dependent on the responsiveness of the contamination to pumping and acid neutralisation.
(f)	Other provisions deal with a variety of issues and include US$191 million relating to the Rio Tinto Alcan Foundation commitment in Canada, involving payments of C$200 million over a five year period.
(g)	Provisions for close down, restoration and environmental obligations increased by US$279 million in 2006 as the result of a reduction in the discount rate. Of this amount, US$221 million is included in ‘Amounts capitalised’.

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Rio Tinto 2007 Full Financial Statements	29
Notes to the 2007 Full financial statements

28 SHARE CAPITAL – RIO TINTO PLC	2007	2006	2007	2006
	Number(m)	Number(m)	US$m	US$m

Issued and fully paid up share capital
At 1 January	1,071.49	1,071.02	172	172
Ordinary shares issued (a)	0.31	1.27	–	–
Own shares purchased and cancelled (b)	–	(0.80)	–	–
Special Voting Share of 10p (d)	1 only	1 only	–	–
DLC Dividend Share of 10p (d)	1 only	1 only	–	–

At 31 December	1,071.80	1,071.49	172	172

– shares repurchased and held in treasury (b)	74.55	47.82
– shares held by public	997.25	1,023.67

Shares held by public

At 1 January	1,023.67	1,068.42
Ordinary shares issued (a)	0.31	1.27
Own shares purchased and cancelled (b)	–	(0.80)
Shares reissued from treasury	0.97	1.12
Shares repurchased and held in treasury (b)	(27.70)	(46.34)

Shares held by public	997.25	1,023.67

Unissued share capital
Ordinary shares of 10p each	349.43	349.74	51	51
Equalisation Share of 10p (d)	1 only	1 only	–	–

Total authorised share capital	1,421.23	1,421.23	223	223

(a)	311,458 Ordinary shares were issued, and 969,435 Ordinary shares reissued from treasury during the year resulting from the exercise of options under Rio Tinto plc employee share based payment plans at contracted prices between 808.8p and 2,799p (2006: 2,382,591 shares issued at prices between 808.8p and 1,925p).
(b)	At the 2007 annual general meeting, the shareholders renewed the general authority for the Company to buy back up to ten per cent of its Ordinary shares of 10p each for a further period of 12 months. The share buyback programme was suspended on 12 July 2007 at the time the Alcan offer was announced. Rio Tinto is seeking renewal of this approval at its annual general meeting in 2008. During the year to 31 December 2007, 27,700,000 shares were bought back and held in treasury (2006: 46,340,000) at an average buy back price of £30.05 per share (2006: £27.27). No shares were cancelled during the year ended 31 December 2007 (2006: 800,000 shares bought back at an average buy back price of £27.36 and cancelled). The total consideration paid was US$1,648 million (2006: US$2,394 million).
(c)	The aggregate consideration received for shares issued during 2007 was US$13 million (2006: US$31 million). The aggregate consideration received for treasury shares reissued was US$24 million (2006: US$24 million).
(d)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto plc and Rio Tinto Limited on Joint Decisions, following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.
(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

29 SHARE CAPITAL – RIO TINTO LIMITED	2007	2006	2007	2006
	Number(m)	Number(m)	US$m	US$m

Share capital account
At 1 January	285.75	285.75	1,099	1,019
Adjustment on currency translation	–	–	120	80
Special Voting Share of 10p (c)	1 only	1 only	–	–
DLC Dividend Share of 10p (c)	1 only	1 only	–	–

At 31 December	285.75	285.75	1,219	1,099

Share capital held by Rio Tinto plc	171.07	171.07

Total share capital (c)	456.82	456.82

(a)	In May 2006, shareholders authorised Rio Tinto Limited to buy back ordinary shares during the following 12 months whether on market or via off-market buy back tenders, but only to the extent that such purchases would not exceed 28.5 million Rio Tinto Limited shares during that 12 month period. Rio Tinto Limited is also authorised to buy back Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc). The share buyback programme was suspended on 12 July 2007 at the time the Alcan acquisition was announced. Rio Tinto Limited is seeking renewal of these approvals at its annual general meeting in 2008. No shares were bought back during the year to 31 December 2007 (2006: nil).
(b)	No new shares were issued during 2007 (2006: nil).
(c)	The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the DLC merger. Directors have the ability to issue an Equalisation Share if that is required under the terms of the DLC Merger Sharing Agreement. The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.
(d)	Share options exercised during the year to 31 December 2007 under various Rio Tinto Limited employee share option schemes were satisfied by the on-market purchase of Rio Tinto Limited shares by a third party on the Group’s behalf.
(e)	Information relating to share options and other share based incentive schemes is given in note 48 on share based payments.

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30	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

30 CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES	Year ended 31 December 2007			Year ended 31 December 2006

	Attributable	Outside	Total	Attributable	Outside	Total
	to	interests		to	interests
	shareholders			shareholders
	of Rio Tinto			of Rio Tinto
Summary statement of changes in equity	US$m	US$m	US$m	US$m	US$m	US$m

Opening balance	18,232	1,153	19,385	14,948	791	15,739
Total recognised income for the year	9,407	470	9,877	8,514	468	8,982
Dividends (note 10)	(1,507)	(164)	(1,671)	(2,573)	(193)	(2,766)
Own shares purchased from Rio Tinto shareholders:
– Under capital management programme (a)	(1,348)	–	(1,348)	(2,658)	–	(2,658)
– To satisfy share options	(64)	–	(64)	(49)	–	(49)
Ordinary shares issued	13	–	13	31	–	31
Outside interests in acquired companies	–	55	55	–	–	–
Shares issued to outside interests	–	38	38	–	69	69
Employee share options charged to income statement	39	–	39	23	–	23
Other movements	–	–	–	(4)	18	14

Closing balance	24,772	1,552	26,324	18,232	1,153	19,385

(a)	The charge to equity for shares bought back in 2006 included US$288 million in respect of a commitment entered into before the financial year end to purchase, from a bank, Rio Tinto plc shares that the bank could buy in the market during the period up to the preliminary announcement of the Group’s results. The commitment was settled during 2007.

	2007	2006
	Total	Total
	US$m	US$m

Share premium account
At 1 January	1,919	1,888
Premium on issues of ordinary shares	13	31

At 31 December	1,932	1,919

Retained earnings
At 1 January	14,401	11,893
Parent and subsidiaries’ profit for the year	7,058	7,440
Equity accounted units’ retained profit for the year	254	(2)
Actuarial gains	135	338
Dividends	(1,507)	(2,573)
Own shares purchased from Rio Tinto shareholders under capital management programme	(1,348)	(2,658)
Employee share options charged to income statement	19	12
Tax recognised directly in statement of recognised income and expense	21	(45)
Other movements	–	(4)

At 31 December	19,033	14,401

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Rio Tinto 2007 Full Financial Statements	31
Notes to the 2007 Full financial statements

30 CHANGES IN EQUITY, SHARE PREMIUM AND RESERVES continued	2007	2006
	Total	Total
	US$m	US$m

Hedging reserves (b)
At 1 January	(133)	(77)
Parent and subsidiaries’ net cash flow hedge fair value losses	(197)	(178)
Equity accounted units’ cash flow hedge fair value losses	(4)	–
Parent and subsidiaries’ net cash flow hedge losses transferred to the income statement	89	63
Tax on the above	71	59

At 31 December	(174)	(133)

Available for sale revaluation reserves (c)
At 1 January	31	20
Gains on available for sale securities	49	14
Gains on available for sale securities transferred to the income statement	(16)	(4)
Tax on the above	(7)	1

At 31 December	57	31

Other reserves (d)
At 1 January	8	42
Own shares purchased from Rio Tinto shareholders to satisfy share options	(64)	(49)
Employee share options: value of services	20	11
Deferred tax on share options	55	4

At 31 December	19	8

Foreign currency translation reserve (e)
At 1 January	735	(9)
Currency translation adjustments	1,796	748
Exchange losses	(30)	(8)
Currency translation reclassified on disposal	–	4
Tax on exchange adjustments	13	–

At 31 December	2,514	735

Total other reserves per balance sheet	2,416	641

(a)	Retained profit and movements in reserves of subsidiaries include those arising from the Group’s share of proportionally consolidated units.
(b)	The hedging reserve records gains or losses on cash flow hedges that are recognised initially in equity, as described in note 1(p).
(c)	The available for sale revaluation reserves record fair value gains or losses relating to available for sale securities, as described in note 1(p).
(d)	Other reserves record the cumulative amount recognised in respect of options granted but not exercised to acquire shares in Rio Tinto Limited less, where applicable, the cost of shares purchased to satisfy share options exercised.
The estimated effect of unexercised options to acquire shares in Rio Tinto plc is recorded in retained earnings.
(e)	Exchange differences arising on the translation of the Group’s net investment in foreign controlled companies are taken to the foreign currency translation reserve, as described in note 1(d), (net of translation adjustments relating to Rio Tinto Limited share capital). The cumulative differences relating to an investment would be transferred to the income statement if the investment were disposed of.

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32	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

31 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP)	2007	2006	2007	2006
	%	%	US$m	US$m

Sales revenue
Iron Ore	29.6	30.9	8,799	6,938
Energy	15.0	18.1	4,454	4,070
Aluminium	23.8	15.5	7,055	3,493
Copper	17.6	19.6	5,238	4,396
Diamonds and Industrial Minerals	12.8	14.9	3,787	3,339
Other	1.2	1.0	367	229

Consolidated sales revenue	100.0	100.0	29,700	22,465

Share of equity accounted units			3,818	2,975

Gross sales revenue			33,518	25,440

Consolidated profit before finance items and taxation
Iron Ore (c)	47.6	42.9	4,083	3,847
Energy (c)	10.8	8.9	929	801
Aluminium (c)	9.5	11.9	813	1,069
Copper (c)	36.7	37.1	3,143	3,333
Diamonds and Industrial Minerals (c)	3.4	3.4	293	311
Exploration and evaluation	0.7	(1.1)	58	(101)
Other	(8.7)	(3.1)	(748)	(286)

Operating profit (segment result)	100.0	100.0	8,571	8,974

Share of profit after tax of equity accounted units
Copper			1,542	1,271
Other			42	107

Profit before finance items and taxation			10,155	10,352

Depreciation and amortisation (excluding share of equity accounted units)
Iron Ore	25.8	25.6	546	387
Energy	15.8	19.6	335	296
Aluminium	21.5	9.5	455	143
Copper	17.6	19.5	372	295
Diamonds and Industrial Minerals	16.5	23.6	349	356
Exploration and evaluation	0.2	0.2	4	3
Other	2.6	2.0	54	29

Product group total	100.0	100.0	2,115	1,509

(a)	The product groups shown above reflect the Group’s management structure and are the Group’s primary segments in accordance with IAS 14. The analysis deals with: the sales revenue, profit before finance costs and taxation, and depreciation and amortisation, for subsidiary companies and proportionally consolidated units. The amounts presented for each product group exclude equity accounted units, but include the amounts attributable to outside equity shareholders. The product groups are consistent with those identified in the financial information by business unit data included on pages 66 and 67. However, that information includes the results of equity accounted units and presents different financial measures. The Alcan businesses are included within the Aluminium product group except for Packaging which is classified as held for sale at the year end.
(b)	As detailed below, the analysis of profit before finance costs and taxation includes the profit on disposal of interests in businesses (including investments) and impairment (charges)/reversals which are excluded from Underlying earnings.
(c)	An analysis of impairment (charges)/reversals reported in the operating income of each product group is shown below:

	2007	2006
	Total	Total
	US$m	US$m

Impairment (charges)/reversals by product group
Iron Ore	–	298
Energy	145	(188)
Aluminium	(9)	–
Copper	272	610
Diamonds and Industrial Minerals	(466)	(324)

	(58)	396

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Rio Tinto 2007 Full Financial Statements	33
Notes to the 2007 Full financial statements

31 PRIMARY SEGMENTAL ANALYSIS (BY PRODUCT GROUP) continued	2007	2006	2007	2006
	%	%	US$m	US$m

Segment Assets (subsidiaries and proportionally consolidated units)
Iron Ore	16.4	33.8	13,634	10,151
Energy	6.7	16.5	5,588	4,965
Aluminium	61.6	12.9	51,192	3,863
Copper	6.0	16.0	5,012	4,814
Diamonds and Industrial Minerals	7.6	17.6	6,307	5,260
Other	1.7	3.2	1,353	959

Product group total	100.0	100.0	83,086	30,012

Equity accounted units (a)
Copper	25.3	58.0	1,873	1,385
Aluminium	72.2	36.8	5,346	878
Other	2.5	5.2	181	123

Total	100.0	100.0	7,400	2,386

Assets held for sale			7,024	–
Deferred tax assets			585	225
Current tax recoverable			256	214
Pension surpluses			736	360
Derivative assets			653	555
Cash and liquid resources			1,651	742

Total assets			101,391	34,494

(a)	The analysis of the Group’s investment in equity accounted units includes loans to equity accounted units, which are shown separately on the face of the balance sheet.

	2007	2006	2007	2006
	%	%	US$m	US$m

Segment Liabilities (subsidiaries and proportionally consolidated units)
Iron Ore	16.9	21.1	(2,358)	(1,467)
Energy	10.5	21.3	(1,462)	(1,480)
Aluminium	46.2	10.7	(6,450)	(745)
Copper	10.1	23.8	(1,406)	(1,653)
Diamonds and Industrial Minerals	7.6	12.6	(1,055)	(878)
Other	8.7	10.5	(1,231)	(730)

Total	100.0	100.0	(13,962)	(6,953)

Liabilities of disposal groups held for sale			(2,632)	–
Borrowings and bank overdrafts			(46,827)	(3,511)
Current tax payable			(560)	(1,110)
Deferred tax liabilities			(6,486)	(2,339)
Derivative liabilities			(1,325)	(426)
Provision for post retirement benefits			(3,275)	(770)

Total liabilities			(75,067)	(15,109)

	2007	2006	2007	2006
	%	%	US$m	US$m

Capital additions (a)
Iron Ore	7.9	48.4	2,465	2,303
Energy	1.9	12.4	583	591
Aluminium	84.6	5.3	26,376	253
Copper	1.0	15.9	314	758
Diamonds and Industrial Minerals	3.3	14.4	1,027	688
Other	1.3	3.6	394	170

Total capital additions	100.0	100.0	31,159	4,763

	Note

Analysis of capital additions
Property, plant & equipment – cash expenditure		22,870	3,800
Capitalised closure costs and other provisions	13	293	619
Capitalised interest	13	122	60
Intangible assets – cash expenditure		7,667	120
Exploration & evaluation capitalised	12	203	72
Finance leases taken out		–	2
Movement in payables for capital expenditure		4	90

Capital additions per above		31,159	4,763

(a)	Capital additions represent the total cost incurred during the period to acquire the non current assets shown above, measured on an accruals basis, in accordance with IAS 14. Capital additions include the relevant non current assets of the acquired companies at the date of acquisition. These figures exclude capital additions of equity accounted units.

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34	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

32 SECONDARY SEGMENTAL ANALYSIS (GEOGRAPHICAL)
	2007	2006	2007	2006
By destination	%	%	US$m	US$m

Gross sales revenue by destination
North America (a)	22.6	21.9	7,582	5,575
Europe	19.8	17.2	6,641	4,378
Japan	16.8	19.6	5,633	4,986
China	18.0	16.0	6,021	4,062
Other Asia	12.2	13.5	4,105	3,438
Australia and New Zealand	5.6	5.8	1,892	1,477
Other	5.0	6.0	1,644	1,524

Total	100.0	100.0	33,518	25,440

Consolidated sales revenue by destination
North America (a)	24.5	23.9	7,262	5,358
Europe	20.3	17.5	6,027	3,929
Japan	16.9	19.6	5,012	4,402
China	18.0	16.2	5,342	3,648
Other Asia	10.9	12.0	3,238	2,691
Australia and New Zealand	6.0	6.3	1,771	1,412
Other	3.4	4.5	1,048	1,025

Total	100.0	100.0	29,700	22,465

Gross sales revenue by country of origin
North America (a)	29.8	29.6	9,992	7,529
Australia and New Zealand	45.5	49.9	15,243	12,703
South America	9.5	10.5	3,195	2,679
Africa	5.9	5.7	1,975	1,461
Indonesia	1.4	1.6	461	396
Europe and other countries	7.9	2.7	2,652	672

Total	100.0	100.0	33,518	25,440

	Segment assets		Capital additions

	2007	2006	2007	2006
	US$m	US$m	US$m	US$m

Assets and capital additions by location (excluding equity accounted units)
North America (a)	37,522	10,302	16,251	1,430
Australia and New Zealand	27,931	17,097	7,506	2,993
South America	589	151	272	19
Africa	2,142	1,168	501	204
Indonesia	669	605	76	49
Europe	14,069	855	6,509	68
Other countries	900	194	44	–

	83,822	30,372	31,159	4,763
Investments in equity accounted units (b)
North America (a)	1,033	408
Australia and New Zealand	2,501	937
South America	1,567	993
Other countries	2,299	48

	7,400	2,386

Assets held for sale	7,024	–
Deferred tax assets	585	225
Current tax recoverable	256	214
Derivative assets	653	555
Cash and liquid resources	1,651	742

Total assets	101,391	34,494

(a)	The United States of America and Canada have been combined to form the ‘North America’ Geographical segment, having regard to the similarity of economic and political conditions in these countries.
(b)	This analysis of investments in equity accounted units represents the Group’s share of net assets plus loans to equity accounted units, which are shown separately on the face of the balance sheet.

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Rio Tinto 2007 Full Financial Statements	35
Notes to the 2007 Full financial statements

33 FINANCIAL RISK MANAGEMENT
The Group’s policies with regard to financial risk management are clearly defined and consistently applied. They are a fundamental part of the Group’s long term strategy covering areas such as foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk and capital management.
Generally, the Group only sells commodities it has produced but may purchase commodities to satisfy customer contracts from time to time and to balance the loading on production facilities. In the long term, natural hedges operate in a number of ways to help protect and stabilise earnings and cash flow. From 1 January 2008, Rio Tinto Alcan has adopted the Rio Tinto Group policy on trading and hedging.
The Group has a diverse portfolio of commodities and markets, which have varying responses to the economic cycle. The relationship between commodity prices and the currencies of most of the countries in which the Group operates provides further natural protection in the long term. These natural hedges significantly reduce the necessity for using derivatives or other forms of synthetic hedging. Such hedging is therefore undertaken to a strictly limited degree, as described below. In addition, the Group’s policy of borrowing at floating US dollar interest rates helps to counteract the effect of economic and commodity price cycles.
Treasury operates as a service to the business of the Rio Tinto Group and not as a profit centre. Strict limits on the size and type of transaction permitted are laid down by the Rio Tinto board and are subject to rigorous internal controls. Senior management is advised of corporate debt and currency, commodity and interest rate derivatives through a monthly reporting framework.
Rio Tinto does not acquire or issue derivative financial instruments for trading or speculative purposes; nor does it believe that it has exposure to such trading or speculative holdings through its investments in joint ventures and associates. Derivatives are used to separate funding and cash management decisions from currency exposure and interest rate management. The Group uses interest rate and cross currency interest rate swaps in conjunction with longer term funds raised in the capital markets to achieve a predominantly floating rate obligation which is consistent with the Group’s interest rate policy, primarily US dollar LIBOR.

(i) Foreign exchange risk
Rio Tinto’s shareholders’ equity, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group’s sales and the countries in which it operates.

The US dollar, however, is the currency in which the great majority of the Group’s sales are denominated. Operating costs are influenced by the currencies of those countries where the Group’s mines and processing plants are located and also by those currencies in which the costs of imported equipment and services are determined. The Australian and Canadian dollars and the Euro are the most important currencies (apart from the US dollar) influencing costs.
Given the dominant role of the US currency in the Group’s affairs, the US dollar is the currency in which financial results are presented both internally and externally. It is also the most appropriate currency for borrowing and holding surplus cash, although a portion of surplus cash may also be held in other currencies, most notably Australian dollars, Canadian dollars and the Euro, in order to meet short term operational and capital commitments and, for the Australian dollar, dividend payments. The Group finances its operations primarily in US dollars, either directly or using cross currency interest rate swaps. A substantial part of the Group’s US dollar debt is located in subsidiaries having a US dollar functional currency.
Certain US dollar debt and other financial assets and liabilities including intragroup balances are not held in the functional currency of the relevant subsidiary. This results in an accounting exposure to exchange gains and losses as the financial assets and liabilities are translated into the functional currency of the subsidiary that accounts for those assets and liabilities. These exchange gains and losses are recorded in the Group’s income statement except to the extent that they can be taken to equity under the Group’s accounting policy which is explained in note 1(d). Gains and losses on US dollar net debt and intragroup balances are excluded from Underlying earnings. Other exchange gains and losses are included in Underlying earnings.
As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps and/or interest rate swaps when required. These have the economic effect of converting fixed rate foreign currency borrowings to floating rate US dollar borrowings. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings.
After taking into account relevant swap instruments, almost all of the Group’s net debt is either denominated in US dollars or in the functional currency of the entity holding the debt. The table below summarises the net debt by currency.

	2007	2006
(Net debt)/net funds by currency	US$m	US$m

United States dollar	(44,737)	(2,213)
Australian dollar	(256)	(291)
South African rand	103	2
UK sterling	(112)	(30)
Euro	(150)	67
Canadian dollar	(62)	(14)
Other	62	42

Total	(45,152)	(2,437)

Currency hedging
The Group does not generally believe that active currency hedging of transactions would provide long term benefits to shareholders. Currency protection measures may be deemed appropriate in specific commercial circumstances and are subject to strict limits laid down by the Rio Tinto board, typically hedging of capital expenditures and other significant financial items such as tax and dividends. There is a legacy of currency forward contracts used to hedge operating cash flow exposures which was acquired with Alcan and the North companies. Refer to section B ((a) to (d)) of note 34 – Financial Instruments for the currency forward and option contracts used to manage the currency risk exposures of the Group at 31 December 2007.

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36	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

33 FINANCIAL RISK MANAGEMENT continued
Foreign exchange sensitivity: Risks associated with
exposure to financial instruments
The sensitivities below derive from the estimated impact of a ten per cent change in the full year closing US dollar exchange rate on the value of financial instruments. The impact is expressed in terms of the effect on net earnings, underlying earnings and equity, assuming that each exchange rate moves in isolation.

The sensitivities are based on financial assets and liabilities held at 31 December 2007, where balances are not denominated in the functional currency of the subsidiary. A strengthening of the US dollar would result in exchange gains based on financial assets and financial liabilities held at 31 December 2007. These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

At 31 December 2007	Closing	Effect on net	Of which	Impact directly on equity
	exchange	earnings of	amount	of 10% change
	rate	10% change	impacting	in full year
			underlying	closing rate
			earnings
Functional currency	US cents	US$m	US$m	US$m

Australian dollar (a)	88	204	99	(20)
Canadian dollar	101	(3)	53	–
South African rand	15	14	12	(4)
Euro	147	33	14	149
New Zealand dollar	78	(9)	3	–

At 31 December 2006	Closing	Effect on net	Of which	Impact directly on equity
	exchange	earnings of	amount	of 10% change
	rate	10% change	impacting	in full year
			underlying	closing rate
			earnings
Functional currency	US cents	US$m	US$m	US$m

Australian dollar (a)	79	37	56	(30)
Canadian dollar	86	(29)	12	–
South African rand	14	(6)	5	–
New Zealand dollar	71	(15)	3	–

(a)	The sensitivities show the net sensitivity of US$ exposures in A$ functional currency companies, for example, and A$ exposures in US$ functional currency companies.

(ii) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Rio Tinto’s interest rate management policy is generally to borrow and invest at floating interest rates. This approach is influenced by the historical correlation between interest rates and commodity prices. In some circumstances, an element of fixed rate funding may be considered appropriate. As noted above, Rio Tinto hedges interest rate and currency risk on most of its foreign currency borrowings by entering into cross currency interest rate swaps and interest rate swaps in order to convert fixed rate foreign currency borrowings to floating rate US dollar borrowings. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings. At 31 December 2007, US$4.9 billion (2006: US$1.2 billion) of the Group’s debt was at fixed rates after taking into account interest rate swaps and finance leases.
A monthly Treasury report is provided to senior management which summarises corporate debt exposed to currency and interest rate risks and, where applicable, the offsetting derivatives. See section B (d) of note 34 – Financial Instruments for the details of currency and interest rate contracts relating to borrowings. See note 22 – Borrowings for the details of debt outstanding at 31 December 2007.
Based on net debt and other floating rate financial instruments outstanding as at 31 December 2007, the effect on net earnings of a half percent movement in US dollar LIBOR interest rates, with all other variables held constant, is estimated to be US$158 million (2006: US$3 million). These balances will not remain constant throughout 2008, however, and therefore these numbers should be used with care.

(iii) Commodity price risk
The Group’s normal policy is to sell its products at prevailing market prices. Exceptions to this rule are subject to strict limits laid down
(b)	The sensitivities indicate the effect of a ten per cent strengthening of the US dollar against each currency.

by the Rio Tinto board and to rigid internal controls. Rio Tinto’s exposure to commodity prices is diversified by virtue of its broad commodity base and the Group does not generally believe commodity price hedging would provide long term benefit to shareholders. The Group may hedge certain commitments with some of its customers or suppliers.
Metals such as copper and aluminium are generally sold under contract, often long term, at prices determined by reference to prevailing market prices on terminal markets, such as the London Metal Exchange (LME) and COMEX in New York, usually at the time of delivery. Prices fluctuate widely in response to changing levels of supply and demand but, in the long run, prices are related to the marginal cost of supply. Gold is also priced in an active market in which prices respond to daily changes in quantities offered and sought. Newly mined gold is only one source of supply; investment and disinvestment can be important elements of supply and demand. Contract prices for many other natural resource products including iron ore and coal are generally agreed annually or for longer periods with customers, although volume commitments vary by product.
Certain products, predominantly copper concentrate, are ‘provisionally priced’, ie the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue on provisionally priced sales is recognised based on estimates of fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper for which there exists an active and freely traded commodity market such as the London Metal Exchange and the value of product sold by the Group is directly linked to the form in which it is traded on that market.

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Rio Tinto 2007 Full Financial Statements	37
Notes to the 2007 Full financial statements

33 FINANCIAL RISK MANAGEMENT continued
The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.
At the end of 2007, the Group had 270 million pounds of copper sales (2006: 324 million pounds) that were provisionally priced at US$ 304 cents per pound (2006: US$287 cents per pound). The final price of these sales will be determined in 2008. A ten per cent change in the price of copper realised on the provisionally priced sales would increase or reduce net earnings by US$58 million (2006: US$66 million).
Alcan is the counterparty to certain forward metal sales contracts with Novelis, a company which was spun-off from Alcan in early 2005. Alcan has in substance fixed the LME price for a portion of its future aluminium sales. At 31 December 2007, these contracts had a positive fair value of US$45 million.

Commodity price sensitivity: Risks associated with derivatives
The table below summarises the impact of changes in the market price on the following commodity derivatives including those aluminium and option contracts embedded in electricity purchase contracts outstanding at 31 December 2007. The impact is expressed in terms of the resulting change in the Group’s net earnings for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price increases by ten per cent with all other variables held constant. The Group’s ‘own use contracts’ are excluded from the sensitivity analysis below as they are outside the scope of IAS 39. Such contracts are to buy or sell non financial items that can be net settled but were entered into and continue to be held for the purpose of the receipt or delivery of the non financial item in accordance with the business unit’s expected purchase, sale or usage requirements.
These sensitivities should be used with care. The relationship between currencies and commodity prices is a complex one and changes in exchange rates can influence commodity prices and vice versa.

At 31 December 2007	Effect on	Effect directly on
	underlying and	equity attributable
	net earnings	to Rio Tinto
	of 10% increase	of 10% increase
	from year	from year
	end price	end price
Products	US$m	US$m

Copper	–	40
Coal	–	25
Aluminium	41	50

Total	41	115

At 31 December 2006	Effect on	Effect directly on
	underlying and	equity attributable
	net earnings	to Rio Tinto
	of 10% increase	of 10% increase
	from year	from year
	end price	end price
Products	US$m	US$m

Copper	–	49
Coal	–	20

Total	–	69

(iv) Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Credit risks related to receivables
Customer credit risk is managed by each business unit subject to Rio Tinto’s established policy, procedure and control relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria.
Where customers are rated by an independent credit rating agency, these ratings are used to set credit limits. In circumstances where no independent credit rating exists, the credit quality of the customer is assessed based on an extensive credit rating scorecard. Outstanding customer receivables are regularly monitored and any credit concerns highlighted to senior management. High risk shipments to major customers are generally covered by letters of credit or other forms of credit insurance.
At 31 December 2007, the Group had approximately 140 customers (2006: 75 customers) that owed the Group more than US$5 million each and accounted for approximately 81 per cent

(2006: 70 per cent) of all receivables owing. There were 33 customers (2006: 20 customers) with balances greater than US$20 million accounting for just over 48 per cent (2006: 34 per cent) of total amounts receivable. A balance of approximately US$254 million relates to one customer group.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets mentioned on page 39. The Group does not hold collateral as security.

Credit risk related to financial instruments and cash deposits
Credit risk from balances with banks and financial institutions is managed by Group Treasury in accordance with a Board approved policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty.
Counterparty credit limits are reviewed by the Rio Tinto Board on an annual basis, and may be updated throughout the year subject to approval of the Rio Tinto Finance Committee. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through potential counterparty failure.
No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments.

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38	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

33 FINANCIAL RISK MANAGEMENT continued
(v) Liquidity and Capital risk management
The Group’s total capital is defined as Rio Tinto’s shareholders’ funds plus amounts attributable to outside equity shareholders plus net debt, and amounted to US$71 billion at 31 December 2007 (31 December 2006: US$22 billion).
     The Group’s over-riding objectives when managing capital are to safeguard the business as a going concern; to maximise returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure in order to reduce the cost of capital.
     The unified credit status of the Group is maintained through cross guarantees whereby contractual obligations of Rio Tinto plc and Rio Tinto Limited are automatically guaranteed by the other. Rio Tinto plc and Rio Tinto Limited continue to maintain solid investment grade credit ratings from Moody’s and Standard and Poor’s, despite the credit rating downgrade announced on completion of the Alcan acquisition. These ratings continue to provide access to global debt capital markets in significant depth.
     Rio Tinto does not have a target debt/equity ratio, but has a policy of maintaining a flexible financing structure so as to be able to take advantage of new investment opportunities that may arise. Following the acquisition of Alcan, the Group has publicly stated an objective to reduce its debt from current levels through a targeted asset divestment programme to a level consistent with a ‘single-A’ credit rating. This policy is balanced against the desire to ensure efficiency in the debt/equity structure of the Rio Tinto balance sheet in the longer term through pro active capital management programmes.
     On 2 February 2006 the Group announced a US$4 billion capital management programme which was subsequently increased to US$7 billion in October 2006. The capital return was comprised of a US$1.5 billion special dividend (US$1.10 per share) paid in April

2006 and an initial US$2.5 billion share buyback programme (increased to US$5.5 billion) to be completed over the remaining period to the end of 2007. The programme was suspended on 12 July 2007 at the time the Alcan offer was announced, by which time US$3.9 billion had been returned under the US$7 billion capital management programme, bringing the total cash returned to shareholders under announced capital management programmes since 2005 to US$6.4 billion.
     The Group maintains backup liquidity for its commercial paper programmes and other debt maturing within 12 months by way of bank standby credit facilities, of which US$3.7 billion was undrawn as at 31 December 2007. The Group’s committed bank standby credit facilities contain no financial undertakings relating to interest cover and are not affected to any material extent (other than an increase in interest margin) by a reduction in the Group’s credit rating.
     The main covenant in the Rio Tinto Group relates to a financial covenant over corporate debt drawn under the Syndicated Acquisition Facility, for which a compliance certificate must be produced attesting a certain ratio of Net Borrowings to EBITDA. There are no covenants relating to corporate debt which are under negotiation at present.
     The Group’s policy is to centralise debt and surplus cash balances whenever possible.
     The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the balance sheet.

At 31 December 2007	Trade	Borrowings	Expected	Derivatives	Other	Total
	and other	before	future interest	related to	financial	financial
	payables	swaps	payments	net debt	liabilities	liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(5,303)	(8,263)	(2,310)	(5)	(810)	(16,691)
Between 1 and 2 years	–	(10,628)	(1,862)	(4)	(309)	(12,803)
Between 2 and 3 years	–	(10,441)	(1,322)	(6)	(222)	(11,991)
Between 3 and 4 years	–	(37)	(892)	–	(190)	(1,119)
Between 4 and 5 years	–	(13,298)	(768)	–	(187)	(14,253)
After 5 years	–	(4,352)	(2,084)	–	(174)	(6,610)

Total	(5,303)	(47,019)	(9,238)	(15)	(1,892)	(63,467)

At 31 December 2006	Trade	Borrowings	Expected	Derivatives	Other	Total
	and other	before	future interest	related to	financial	financial
	payables	swaps	payments	net debt	liabilities	liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Financial liabilities
Within 1 year, or on demand	(2,233)	(1,504)	(148)	(3)	(320)	(4,208)
Between 1 and 2 years	–	(723)	(96)	(15)	(288)	(1,122)
Between 2 and 3 years	–	(107)	(71)	(2)	(148)	(328)
Between 3 and 4 years	–	(478)	(44)	(3)	(43)	(568)
Between 4 and 5 years	–	(68)	(39)	–	(31)	(138)
After 5 years	–	(631)	(42)	–	(68)	(741)

Total	(2,233)	(3,511)	(440)	(23)	(898)	(7,105)

(a)	Interest payments have been projected using interest rates applicable at 31 December, including the impact of interest rate swap agreements, where appropriate.

As at 31 December 2007, the Group had unutilised standby credit facilities totalling US$3.7 billion (2006: US$2.3 billion). These facilities which have terms of between 4 and 5 years, are for backup support for the Group’s commercial paper programmes and for
(b)	Much of the debt is subject to variable interest rates. Future interest payments are therefore subject to change in line with market rates.

general corporate purposes. US$1.6 billion is available to be drawn under the US$2.3 billion provided under Bilateral facility agreements, while the balance of US$2.1 billion is available under the US$40 billion syndicated facility agreement.

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Rio Tinto 2007 Full Financial Statements	39
Notes to the 2007 Full financial statements

34 FINANCIAL INSTRUMENTS
Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and proportionally consolidated units, and excludes those of equity accounted units. The information is grouped in the following sections:

A – Financial assets and liabilities by categories
B – Derivative financial instruments
C – Fair values

(A) FINANCIAL ASSETS AND LIABILITIES BY CATEGORIES	Total	Loans and	Available	Held at	Other
		receivables	for sale	fair value	financial
At 31 December 2007			securities		assets and
					liabilities
		US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalent assets (note 21)	1,645	1,645	–	–	–
Trade and other receivables (note 17) (a)	6,272	6,272	–	–	–
US Treasury bonds (note 20)	21	–	21	–	–
Equity shares and quoted funds (note 20)	374	–	374	–	–
Other investments, including loans (note 20)	472	472	–	–	–
Other liquid resources (note 20)	6	–	–	–	6
Currency and commodity contracts: designated as hedges (note 20)	134	–	–	–	134
Currency and commodity contracts: not designated as hedges (note 20)	480	–	–	480	–
Derivatives related to net debt (note 20)	39	–	–	39	–
Loans to equity accounted units including quasi equity	746	746	–	–	–

Total financial assets	10,189	9,135	395	519	140

Financial liabilities
Trade and other payables (note 25) (b)	(5,303)	–	–	–	(5,303)
Short term borrowings and bank overdrafts (note 21 and 22)	(8,213)	–	–	–	(8,213)
Medium and long term borrowings (note 22)	(38,614)	–	–	–	(38,614)
Deferred consideration (note 25)	(209)	–	–	–	(209)
Other financial liabilities (note 26)	(1,374)	–	–	(1,374)	–

Total financial liabilities	(53,713)	–	–	(1,374)	(52,339)

At 31 December 2006	Total	Loans and	Available	Held at	Other
		receivables	for sale	fair value	financial
			securities		assets and
					liabilities
		US$m	US$m	US$m	US$m

Financial Assets
Cash and cash equivalent assets (note 21)	736	736	–	–	–
Trade and other receivables (note 17) (a)	2,833	2,833	–	–	–
US Treasury bonds (note 20)	20	–	20	–	–
Equity shares and quoted funds (note 20)	176	–	176	–	–
Other investments, including loans (note 20)	184	184	–	–	–
Other liquid resources (note 20)	6	–	–	–	6
Currency and commodity contracts: designated as hedges (note 20)	78	–	–	–	78
Currency and commodity contracts: not designated as hedges (note 20)	122	–	–	122	–
Derivatives related to net debt (note 20)	355	–	–	355	–
Loans to equity accounted units including quasi equity	379	379	–	–	–

Total financial assets	4,889	4,132	196	477	84

Financial liabilities
Trade and other payables (note 25) (b)	(2,233)	–	–	–	(2,233)
Short term borrowings and bank overdrafts (note 21 and 22)	(1,504)	–	–	–	(1,504)
Medium and long term borrowings (note 22)	(2,007)	–	–	–	(2,007)
Deferred consideration (note 25)	(179)	–	–	–	(179)
Other financial liabilities (note 26)	(426)	–	–	(426)	–

Total financial liabilities	(6,349)	–	–	(426)	(5,923)

(a)	This excludes pension surpluses, prepayment of tolling charges to jointly controlled entities and other prepayments and accrued income.
(b)	Trade and other payables includes trade creditors, amounts owed to equity accounted units, other creditors excluding deferred consideration shown separately and accruals.

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40	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

34 FINANCIAL INSTRUMENTS continued
(B) DERIVATIVE FINANCIAL INSTRUMENTS
The Group’s derivatives, including embedded derivatives, as at 31 December 2007, are summarised below:

a) Forward contracts relating to operating transactions: designated as hedges

Assets (note 20)	Total fair	Total fair
	value	value
	2007	2006
Buy Australian dollar; sell US dollar	US$m	US$m

Less than 1 year	34	26
1 to 5 years	25	36

Total	59	62

Other currency forward contracts	2	–

Total currency forward contracts	61	62

The above currency forward contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

	Total fair	Total fair
	value	value
	2007	2006
Aluminium forward contracts	US$m	US$m

Less than 1 year	25	–

Total	25	–

Coal forward contracts

Less than 1 year	30	4
1 to 5 years	8	–

Total	38	4

Total commodity forward contracts	63	4

Total assets related to forward contracts designated as hedges	124	66

The above aluminium forward contracts are net metal sales contracts which are primarily hedging cashflow exposures associated with underlying variable third party metal sales contracts. These contracts reduce the Company’s exposure to movements in the aluminium price. Coal forward contracts have been entered into in order to reduce exposure to movements in the coal price.

Liabilities (note 26)	Total fair	Total fair
	value	value
	2007	2006
Copper forward contracts	US$m	US$m

Less than 1 year	(153)	(149)
1 to 5 years	(344)	(184)
More than 5 years	(34)	(18)

Total	(531)	(351)

Coal (API#2) forward contracts

Less than 1 year	(83)	(9)
1 to 5 years	(39)	(9)

Total	(122)	(18)

Coal (GC NewC) forward contracts

Less than 1 year	(25)	(2)
1 to 5 years	(9)	(2)

Total	(34)	(4)

Aluminium price exposures embedded in electricity purchase contracts	(26)	–
Other commodity forward contracts	(3)	(3)

Total liabilities related to forward contracts designated as hedges	(716)	(376)

The above copper forward contracts were entered into as a condition of the refinancing of Palabora in 2005, and result in a reduction in the Group’s exposure to movements in the copper price. Coal forward contracts have been entered into in order to reduce exposure to movements in the coal price.
     Aluminium price exposures are embedded within certain aluminium smelter electricity purchase contracts. These contracts reduce the Company’s exposure to movements in the aluminium price.

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Rio Tinto 2007 Full Financial Statements	41
Notes to the 2007 Full financial statements

34 FINANCIAL INSTRUMENTS continued
b) Options relating to operating transactions: designated as hedges

Assets (note 20)	Total fair	Total fair
	value	value
	2007	2006
Bought A$ call options	US$m	US$m

Less than 1 year	10	8
1 to 5 years	–	4

Total	10	12

The above currency option contracts were acquired with companies purchased in 2000 and were entered into by those companies in order to reduce their exposure to the US dollar through forecast sales.

Liabilities (note 26)	Total fair	Total fair
	value	value
	2007	2006
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	(7)	–
1 to 5 years	(50)	–

Total	(57)	–

Embedded options exist within an electricity purchase contract for a smelter. These derivatives reduce the Company’s exposure to movements in the aluminium price. A number of put and call options were combined to form synthetic forward contracts that were designated as hedges of variable priced aluminium sales.

Reconciliation to Balance Sheet categories for derivatives designated as hedges	2007	2006
	US$m	US$m

– non-current assets (note 20)	34	42
– current assets (note 20)	100	36

– current liabilities (note 26)	(283)	(162)
– non-current liabilities (note 26)	(490)	(214)

Total derivatives designated as hedges, detailed above	(639)	(298)

The hedged forecast transactions denominated in foreign currencies and the hedged commodity purchase or sales contracts are expected to occur in line with the maturity dates of the derivatives hedging these particular exposures. Gains and losses recognised in equity will be recycled into the income statement in the period during which the hedged transaction affects the income statement. Where the hedged transaction relates to capital expenditures, the gain or loss on the derivative will be recognised in the income statement within ‘depreciation’ as the fixed asset is amortised.
     Gains and losses recognised in the hedging reserve in equity, net of tax and outside interests, for the year to 31 December 2007 amounted to losses of US$102 million including equity accounted units (2006: US$124 million) and the amount reclassified from equity and included in the income statement for the period amounted to US$61 million (2006: US$68 million).
     The ineffective portion recognised in the profit or loss that arises from cash flow hedges amounts to US$(1) million (2006: nil).

c) Forward and option contracts relating to operating transactions: not designated as hedges

Assets

Forward contracts	Total fair	Total fair
	value	value
	2007	2006
Buy New Zealand dollar; sell US dollar	US$m	US$m

Less than 1 year	40	32
1 to 5 years	63	75

Total	103	107

The above currency forward contracts relating to the New Zealand dollar were taken out to manage exposures impacting on operating costs.

	Total fair	Total fair
	value	value
	2007	2006
Aluminium forward contracts	US$m	US$m

Less than 1 year	225	–
1 to 5 years	17	–

Total	242	–

The above aluminium forward contracts (acquired with Alcan) were taken out to manage exposure to movements in the aluminium price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.

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42	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

34 FINANCIAL INSTRUMENTS continued	Total fair	Total fair
	value	value
	2007	2006
	US$m	US$m

Buy EUR; sell USD
Less than 1 year	7	–
Buy GBP; sell USD
Less than 1 year	1	–

Total	8	–

Option contracts	Total fair	Total fair
	value	value
	2007	2006
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	11	–
1 to 5 years	56	–
More than 5 years	17	–

Total	84	–

Others:
Embedded derivatives	13	10
Other commodity contracts	5	1
Other currency forward contracts and swaps	5	4
Other option contracts	20	–

Total assets relating to derivatives not designated as hedges (note 20)	480	122

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

Liabilities

Forward contracts	Total fair	Total fair
	value	value
	2007	2006
Aluminium forward contracts	US$m	US$m

Less than 1 year	(212)	–
1 to 5 years	(16)	–

Total	(228)	–

The above aluminium forward contracts were taken out to manage exposure to movements in the aluminum price. These contracts are not designated as hedges as they are predominantly offset by other aluminium forward contracts.

Option contracts	Total fair	Total fair
	value	value
	2007	2006
Aluminium options embedded in electricity purchase contracts	US$m	US$m

Less than 1 year	(39)	–
1 to 5 years	(161)	–
More than 5 years	(59)	–

Total	(259)	–

Others:
Other currency derivative contracts	(5)	–
Other embedded derivatives	(35)	(26)
Other commodity contracts	(5)	(1)
Other derivatives	(5)	–

Total liabilities relating to derivatives not designated as hedges (note 26)	(537)	(27)

The above aluminium options embedded in electricity purchase contracts reduce exposure to movements in the aluminium price.

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Rio Tinto 2007 Full Financial Statements	43
Notes to the 2007 Full financial statements

34 FINANCIAL INSTRUMENTS continued
d) Currency and interest contracts relating to borrowings	Total fair	Total fair
	value	value
	2007	2006
Assets	US$m	US$m

Buy Euro: sell US dollars

Less than 1 year	–	338

Buy Sterling: sell US dollars

Less than 1 year	–	6
1 to 5 years	–	3

Liabilities
Buy Japanese yen: sell US dollars

Less than 1 year	(1)	(3)

Other currency swaps	(6)	–

Total currency swaps	(7)	344

– designated as fair value hedges	(7)	341
– not designated as hedges	–	3

Interest contracts relating to borrowings: assets	39	7
Interest contracts relating to borrowings: liabilities	(8)	(19)

Total derivatives related to net debt	24	332

Reconciliation to Balance Sheet categories for currency and interest derivatives	2007	2006
	US$m	US$m

– non-current assets (note 20)	–	3
– current assets (note 20)	39	352

– current liabilities (note 26)	(9)	(4)
– non-current liabilities (note 26)	(6)	(19)

Total currency and interest rate contracts, detailed above	24	332

These currency contracts are used to fix the US dollar value of non US dollar denominated external debt. The interest rate contracts are used to convert certain fixed rate obligations to a floating rate.
The ineffective portion recognised in the profit or loss that arises from fair value hedges amounts to US$1 million (2006: nil).

(C) FAIR VALUES
The carrying values and the fair values of Rio Tinto’s financial instruments, other than trade and other receivables and payables, at 31 December are shown in the following table. The fair values of the Group’s cash, short term borrowings and loans to jointly controlled entities and associates approximate to their carrying values, as a result of their short maturity or because they carry floating rates of interest.

		2007		2006

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m

Primary financial instruments held or issued to finance the Group’s operations:
US Treasury bonds (note 20)	21	21	20	20
Equity shares and quoted funds (note 20)	374	374	176	176
Other investments, including loans (note 20)	472	472	184	184
Cash and cash equivalent assets (note 21)	1,645	1,645	736	736
Other liquid resources (note 20)	6	6	6	6
Short term borrowings and bank overdrafts (notes 21 and 22)	(8,213)	(8,225)	(1,504)	(1,507)
Medium and long term borrowings (note 22)	(38,614)	(38,627)	(2,007)	(2,025)
Loans to equity accounted units including quasi equity	746	746	379	379
Deferred consideration (note 25)	(209)	(209)	(179)	(179)
Other financial liabilities (note 26)	(49)	(49)	–	–

	(43,821)	(43,846)	(2,189)	(2,210)
Derivatives:
Forward contracts: designated as hedges (section B (a) of note 34)	(592)	(592)	(310)	(310)
Option contracts: designated as hedges (section B (b) of note 34)	(47)	(47)	12	12
Forward contracts and option contracts not designated as hedges (section B (c) of note 34)	(57)	(57)	95	95
Currency swaps hedging borrowings (section B (d) of note 34)	(7)	(7)	344	344
Interest rate swap agreements (section B (d) of note 34)	31	31	(12)	(12)

	(44,493)	(44,518)	(2,060)	(2,081)

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44	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

35 CONTINGENT LIABILITIES AND COMMITMENTS	2007	2006
	US$m	US$m

Capital commitments (excluding those related to joint ventures and associates)
Contracted capital expenditure: property, plant and equipment	2,857	1,912
Other commitments	75	163

Capital commitments relating to joint ventures and associates (a)
Capital commitments incurred by the Group	238	155
Capital commitments incurred jointly with other venturers (Rio Tinto share)	808	183

Operating leases
The aggregate amount of minimum lease payments under non cancellable operating leases are as follows:
	2007	2006
	US$m	US$m

Within 1 year	283	62
Between 1 and 5 years	985	123
After 5 years	514	242

	1,782	427

Unconditional purchase obligations
The aggregate amount of future payment commitments under unconditional purchase obligations outstanding at 31 December was:

	2007	2006
	US$m	US$m

Within 1 year	1,525	903
Between 1 and 2 years	814	713
Between 2 and 3 years	757	498
Between 3 and 4 years	561	343
Between 4 and 5 years	518	317
After 5 years	3,096	826

	7,271	3,600

Unconditional purchase obligations relate to commitments to make payments in the future for fixed or minimum quantities of goods or services at fixed or minimum prices. The future payment commitments set out above have not been discounted and mainly relate to commitments under ‘take or pay’ power and freight contracts. They exclude unconditional purchase obligations of jointly controlled entities apart from those relating to the Group’s tolling arrangements.

	2007	2006
	US$m	US$m

Contingent liabilities (excluding those relating to joint ventures and associates)
Indemnities and other performance guarantees	235	79

Contingent liabilities relating to joint ventures and associates (a)
Share of contingent liabilities of joint ventures	6	5
Incurred in relation to interests in joint ventures	435	372
Incurred in relation to other venturers’ contingent liabilities	63	45

(a)	Amounts disclosed include those arising as a result of the Group’s investments in both jointly controlled assets and jointly controlled entities.
(b)	The disagreement with the Australian tax office relating to certain transactions undertaken in 1997 to acquire franking credits was settled on 14 June 2007, resulting in an additional tax charge of US$46 million for the year to 31 December 2007.
(c)	There are a number of legal claims currently outstanding against the Group.

No material loss to the Group is expected to result from these claims. On 22 February 2008, Alcan Inc. and certain of its subsidiaries (‘Alcan’) were served with a Statement of Objections by the European Commission alleging an infringement of Article 82 EC Treaty in relation to the licensing of smelter cell technology. Alcan contests the allegation that its conduct has been anti-competitive and will continue to co-operate with the Commission’s investigation.

36 AVERAGE NUMBER OF EMPLOYEES	Subsidiaries and proportionally		Equity accounted units		Group Total
	consolidated units		(Rio Tinto share) (a)

	2007	2006	2007	2006	2007	2006

The principal locations of employment were:
Australia and New Zealand	14,065	11,636	2,289	2,192	16,354	13,828
North America	13,363	10,201	376	311	13,739	10,512
Africa	5,548	4,269	585	521	6,133	4,790
Europe	4,623	1,468	367	507	4,990	1,975
South America	1,348	874	905	1,072	2,253	1,946
Indonesia	2,125	1,969	–	–	2,125	1,969
Other countries	286	225	117	–	403	225
Discontinued operations	5,680	–	–	–	5,680	–

	47,038	30,642	4,639	4,603	51,677	35,245

(a)	Employee numbers, which represent the average for the year, include 100 per cent of employees of subsidiary companies. Employee numbers for proportionally consolidated and equity accounted units are proportional to the Group’s interest. Average employee numbers include a part year effect for companies acquired or disposed of during the year.

(b)	Part time employees are included on a full time equivalent basis. Temporary employees are included in employee numbers.
(c)	People employed by contractors are not included.
(d)	Rio Tinto Alcan’s employees are shown on a pro rata basis.

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Rio Tinto 2007 Full Financial Statements	45
Notes to the 2007 Full financial statements

37 PRINCIPAL SUBSIDIARIES
At 31 December 2007
Company and country of incorporation/operation	Principal activities	Class of	Proportion		Group
		shares held	of class held		interest
			%		%

Australia
Argyle Diamond Mines	Mining and processing of diamonds	(a)			100
Coal & Allied Industries Limited	Coal mining	Ordinary	75.71		75.71
Rio Tinto Aluminium (Holdings) Limited	Bauxite mining; alumina production;primary aluminium smelting	Ordinary	100		100
Dampier Salt Limited	Salt production	Ordinary	68.40		68.40
Energy Resources of Australia Limited	Uranium mining	Class A	68.39		68.39
Hamersley Iron Pty Limited	Iron ore mining	Ordinary	100		100
Queensland Coal Pty Limited (b)	Coal mining	Ordinary	100		100

Canada
Iron Ore Company of Canada Inc	Iron ore mining; iron ore pellets	Series A & E	58.72		58.72
QIT-Fer et Titane Inc	Titanium dioxide feedstock; high	Common shares	100		100
	purity iron and steel	Class B preference shares	100		100
Alcan Inc. (c)	Bauxite mining; alumina refining; production of specialty alumina;aluminium smelting, manufacturing and recycling; engineered products; flexible and specialty packaging	Common shares	100		100

France
Talc de Luzenac S.A.	Mining, refining and marketing of talc	E 15.25	100		100

Indonesia
P.T. Kelian Equatorial Mining	Gold mining (now in close down phase)	Ordinary US$1	90		90

Namibia
Rössing Uranium Limited (d)	Uranium mining	‘B’N$1	71.16	}	68.58
		‘C’N10c	70.59

Papua New Guinea
Bougainville Copper Limited (e)	Copper and gold mining	Ordinary 1 Kina	53.58		53.58

South Africa
Palabora Mining Company Limited	Copper mining, smelting and refining	R1	72.03		57.67
Richards Bay Iron and Titanium (Pty) Limited	Titanium dioxide feedstock; high purity iron	R1	50.5		50

United States of America
Kennecott Holdings Corporation (including Kennecott Utah Copper, Kennecott Minerals, Kennecott Land and Kennecott Exploration)	Copper and gold mining, smelting and refining, land development and exploration activities	Common US$0.01	100		100
Rio Tinto Energy America Inc.	Coal mining	Common US$0.01	100		100
U.S. Borax Inc.	Mining, refining and marketing of borates	Common US$1	100		100

(a)	This entity is unincorporated.
(b)	Queensland Coal Pty Limited is the main legal entity that owns the assets of the Tarong mine and also owns the shares shown in note 40 of Hail Creek, Blair Athol and Kestrel.
(c)	On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. See note 41.
(d)	The Group’s shareholding in Rössing Uranium Limited carries 35.54 per cent of the total voting rights. Rössing is consolidated by virtue of Board control.

(e)	The results of Bougainville Copper Limited are not consolidated. See note 47.
(f)	The Group comprises a large number of companies and it is not practical to include all of them in this list. The list therefore only includes those companies that have a more significant impact on the profit or assets of the Group.
(g)	The Group’s principal subsidiaries are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(h)	Companies operate mainly in the countries in which they are incorporated.

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46	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

38 PRINCIPAL JOINTLY CONTROLLED ENTITIES
At 31 December 2007
Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion		Group
		shares held	shares held	of class held		interest
		by the Group		%		%

Australia
Boyne Smelters Limited	Aluminium smelting	153,679,560	Ordinary	59.4		59.4
Leichhardt Coal Pty. Limited (b)	Coal mining	20,115,000	Ordinary	44.7		44.7
Queensland Alumina Limited	Alumina production	1,769,600	Ordinary	80.0		80.0

Chile
Minera Escondida Limitada (c)	Copper mining and refining			30		30

China
Alcan Ningxia Aluminium Company Limited	Aluminium smelting, alloy production, aluminium product manufacture	459,500,000	RBMY	50		50

New Zealand
New Zealand Aluminum Smelters Limited	Aluminium smelting	24,998,400	Ordinary	79.36		79.36

Norway
Sor-Norge Aluminium A.S.	Aluminium smelting	500,000	Ordinary	50		50

Oman
Sohar Aluminium Company L.L.C.	Aluminium smelting/	37,500	OMR1	20		20
	power generation

United Kingdom
Anglesey Aluminium Metal Limited	Aluminium smelting		Ordinary £1	51		51
Hydrogen Energy	Alternative energy	125,000 Ordinary £1		50		50

United States of America
Decker	Coal mining		(d)			50
Halco (Mining) Inc.	(e)	4,500	Common	45		45
Pechiney Reynolds Quebec Inc.	(f)	100	Ordinary	50	}	50.3
		1	Preferred	100

(a)	The Group has joint control of the above operations which, except as disclosed in note (d) below, are independent legal entities. It therefore includes them in its accounts using the equity accounting technique.
(b)	Leichhardt has a 31.4 per cent interest in the Blair Athol joint venture. As a result, the Group has a further beneficial interest of 14 per cent in addition to its direct interest of 57.2 per cent, which is owned via a subsidiary of Rio Tinto Limited. The Blair Athol joint venture is disclosed as a jointly controlled asset in note 40.
(c)	The year end of Minera Escondida is 30 June. However, the amounts included in the consolidated financial statements of Rio Tinto are based on accounts of Minera Escondida that are coterminous with those of the Group.
(d)	This operation is unincorporated. The joint venture agreement creates an arrangement that is similar in form to a partnership, and it is therefore classified as a jointly controlled entity.
(e)	Halco has a 51 per cent interest in Compagnie des Bauxites de Guinée, a Bauxite mine, the core assets of which are located in Guinea.
(f)	Pechiney Reynolds Quebec has a 50.1 per cent interest in Aluminerie de Becancour aluminium smelter, which is located in Canada.
(g)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(h)	The Group’s principal jointly controlled entities are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(i)	With the exception of (e) and (f) above, all jointly controlled entities operate mainly in the countries in which they are incorporated.

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Rio Tinto 2007 Full Financial Statements	47
Notes to the 2007 Full financial statements

39 PRINCIPAL ASSOCIATES
At 31 December 2007

Name and country of incorporation/operation	Principal activities	Number of	Class of	Proportion		Group
		shares held	shares held	of class held		interest
		by the Group		%		%

Brazil
Mineração Rio do Norte SA (a)	Bauxite mining	25,000,000	Ordinary	12.5	}	12.0
		47,000,000	Preferred	11.8

Cameroon
Compagnie Camerounaise de	Aluminium smelting	8,114,979,600	XAF	46.7		46.7
l’Aluminum

Canada
Ivanhoe Mines Ltd (b)	Copper and gold mining	37,089,883	Common	9.95		9.95

South Africa
Tisand (Pty) Limited	Ilmenite, rutile and zircon	7,353,675	R1	49.0		50.0
	mining

United States of America
Cortez (c)	Gold mining		(d)			40

(a)	Mineração Rio do Norte SA is accounted for as an associated company because the Group has significant influence through representation on its Board of Directors.
(b)	Ivanhoe Mines Ltd is accounted for as an associated company because the group has significant influence through representation on its Board of Directors and participation in the technical committee that will be responsible for its Oyu Tolgoi project. Rio Tinto has the ability to increase progressively its stake to 43 per cent over the next four years at predetermined prices, involving an additional investment of US$2 billion.
(c)	See footnote (a) of note 42.
(d)	This operation is unincorporated.
(e)	The Group’s principal associates are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.
(f)	The Group comprises a large number of operations and it is not practical to include all of them in this list. The list therefore only includes those entities that have a more significant impact on the profit or operating assets of the Group.
(g)	With the exception of Ivanhoe Mines Ltd, the core assets of which are located in Mongolia, all associates operate mainly in the countries in which they are incorporated.

40 PRINCIPAL JOINTLY CONTROLLED ASSETS AND OTHER PROPORTIONALLY CONSOLIDATED UNITS
At 31 December 2007

Name and country of operation	Principal activities	Group
		interest
		%

Brazil
Consórcio de Alumínio Maranhão	Alumina production	10.0

Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.6
Bengalla	Coal mining	30.3
Blair Athol Coal (b)	Coal mining	71.2
Hail Creek	Coal mining	82
Kestrel	Coal mining	80
Mount Thorley	Coal mining	60.6
Warkworth	Coal mining	42.1
Northparkes Mine	Copper/gold mining and processing	80
Gladstone Power Station	Power generation	42.1
Robe River Iron Associates	Iron ore mining	53
Hope Downs Joint Venture	Iron ore mining	50
HIsmelt®	Iron technology	60

Canada
Diavik	Mining and processing of diamonds	60

Indonesia
Grasberg expansion	Copper and gold mining	40

United States of America
Greens Creek (c)	Silver, gold, zinc and lead mining	70.3

(a)	The Group comprises a large number of operations, and it is not practical to include all of them in this list. The list therefore only includes those proportionally consolidated units that have a more significant impact on the profit or operating assets of the Group.
(b)	The Group has a direct interest of 57.2 per cent in Blair Athol Coal, and an additional 14 per cent interest through its investment in Leichhardt Coal Pty Limited, which is disclosed as a jointly controlled entity in note 38.
(c)	See footnote (b) of note 42.
(d)	The Group’s proportionally consolidated units are held by intermediate holding companies and not directly by Rio Tinto plc or Rio Tinto Limited.

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48	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

41 PURCHASES AND SALES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES

2007 Acquisitions

Alcan acquisition
On 23 October 2007, the Rio Tinto Group acquired a controlling 79.42 per cent interest in the issued share capital of Alcan Inc. The remaining 20.58 per cent was acquired by 14 November 2007. The total purchase price to acquire Alcan Inc amounted to US$38.7 billion.
     Alcan Inc. is the parent company of an international group of companies involved in bauxite mining, alumina refining, aluminium smelting, engineered products, flexible and specialty packaging, as well as related research and development.

The Group has decided to dispose of Alcan Packaging, which is presented in the balance sheet in the lines: ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’. Therefore, the income and cash flow statements for the year exclude amounts relating to Alcan Packaging.
     The fair values of the identifiable assets and liabilities of Alcan Inc. as at the date of acquisition were provisionally estimated as follows:

	IFRS	Fair value	Provisional
	carrying	adjustments	fair value
	values in		to Group
	US$m	US$m	US$m

Intangible assets	804	6,663	7,467
Property, plant & equipment	11,579	6,703	18,282
Equity method investments	1,415	2,770	4,185
Inventories	2,643	213	2,856
Assets held for sale	6,984	–	6,984
Cash	991	–	991
Deferred tax assets	223	5	228
Other assets	4,353	231	4,584
Loans and borrowings	(5,580)	115	(5,465)
Liabilities of disposal groups held for sale	(2,642)	–	(2,642)
Deferred tax liabilities	(461)	(3,721)	(4,182)
Provisions for liabilities and charges	(4,581)	(57)	(4,638)
Other liabilities	(4,265)	(211)	(4,476)
Minority interest	(55)	–	(55)
Goodwill	2,055	12,478	14,533

Net attributable assets including goodwill	13,463	25,189	38,652

Total consideration:
Cost of shares			37,996
Acquisition costs			74
Liabilities assumed			132
Loans to acquired subsidiary			450

Total consideration – Alcan			38,652

Other subsidiaries and equity accounted units acquired			54

Total consideration			38,706

Cash outflow on acquisitions:
Total consideration			38,706
Net cash of acquired companies			(991)
Liabilities assumed			(132)
Other (including disposal proceeds of US$13 million)			(57)

Net acquisitions per cash flow statement			37,526

The future economic benefits represented by the goodwill include those associated with synergies, future development and expansion projects and the assembled workforce. As a result of the size of the acquisition and complexity of the valuation process, the above fair values are provisional. These will be subject to further review during the 12 months from the acquisition date.
     For the period since acquisition, sales revenue of US$3,544 million (excluding equity accounted units) and profit after tax of US$293 million attributable to continuing operations are included in the consolidated income statement.
     The following pro forma summary presents the Group as if Alcan Inc. had been acquired on 1 January 2007. The pro forma amounts include the results of the acquired group, recognising the amortisation of the fair values attributed to the assets acquired and the interest expense on debt incurred as a result of the acquisition. The proforma interest charge for the whole of 2007 on the acquisition debt has been based on the one month LIBOR rate as at 31 December 2007, of 4.6 per cent. The pro forma amounts do not take account of synergies anticipated as a result of the acquisition; but include non recurring costs borne by Alcan Inc. relating to the acquisition and suffer the costs of financing assets held for sale. The pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

2007
US$m

Consolidated sales revenue	45,590
Profit for the year (including amounts attributable to outside equity shareholders)	7,727

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Rio Tinto 2007 Full Financial Statements	49
Notes to the 2007 Full financial statements

41 PURCHASES AND SALES OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER INTERESTS IN BUSINESSES continued

2006 Acquisitions

Name of operation	Location	Principal activities	Ownership	Date of
			acquired	acquisition
			%

Associates
Ivanhoe Mines	Canada	Copper and gold mining	9.95	18 October 2006

Proportionally consolidated units
Hope Downs Joint Venture	Australia	Iron ore mining	50	16 March 2006

2006 Disposals

Name of operation	Location	Principal activities	Ownership	Date of
			disposed	disposal
			%

Jointly controlled entities
Eurallumina SpA	Italy	Alumina production	56.16	2 November 2006

(a)	The aggregate profit on disposal of interests in businesses in 2006 was US$5 million (US$3 million net of tax). These gains have been excluded from Underlying earnings, as shown in note 2.
(b)	The Cash flow statement includes the following relating to acquisitions and disposals of interests in businesses: – US$279 million in ‘(Acquisitions)/disposals of subsidiaries, joint ventures and associates’, comprising US$303 million paid for acquisitions, net of US$24 million of disposal proceeds. In accordance with IAS 7, these proceeds were stated net of US$17 million of cash and cash equivalents transferred on sale of subsidiaries. – US$167 million included in ‘Purchase of financial assets’.
(c)	Non cash disposal proceeds of US$23 million were received during the year.

42	SALES AGREEMENTS AFTER THE BALANCE SHEET DATE
(a)	On 5 March 2008, the Group completed the sale of its interestin the Cortez gold mine (previously in the Copper productgroup) for cash consideration of US$1,695 million. The Groupwill benefit from a deferred additional payment in the event ofa significant discovery of additional reserves and resources atthe Cortez mine and will also retain a contingent royaltyinterest in the future production of the property.

(b)	On 12 February 2008, the Group announced an agreement to sell its joint venture interest in the Greens Creek mine to Hecla Mining Company. Greens Creek, which mines silver, gold, zinc and lead, is currently part of the Copper product group. The sale price is US$750 million, comprising a cash component of US$700 million with the balance in the common stock of the buyer. Closing is subject to customary conditions, including expiration of the waiting period under the Hart-Scott-Rodino Act.

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50	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

43 DIRECTORS’ AND KEY MANAGEMENT REMUNERATION
Aggregate remuneration, calculated in accordance with the Companies Act 1985, of the directors of the parent companies was as follows:

	2007	2006
	US$’ 000	US$’ 000

Emoluments	11,103	9,852
Long term incentive plans	9,573	255

	20,676	10,107

Pension contributions: defined contribution plans	130	60

Gains made on exercise of share options	–	1,260

For 2007, a total of US$6,607,100 (2006: US$3,713,900) was attributable to the highest paid director in respect of the aggregate amounts disclosed in the above table, including gains made on exercise of share options. The accrued pension lump sum entitlement for the highest paid director was US$14,014,000 (2006: US$12,124,400).
     The aggregate remuneration incurred by Rio Tinto plc in respect of its directors was US$13,678,000 (2006: US$7,296,800).
     The aggregate pension contribution to defined contribution plans was US$56,000 (2006: no pension contributions).
     The aggregate remuneration, including pension contributions and other retirement benefits, incurred by Rio Tinto Limited in respect of its directors was US$7,128,500 (2006: US$4,130,600). The aggregate pension contribution to defined contribution plans was US$74,000 (2006: US$60,000 to defined contribution plans).

     During 2007, three directors (2006: three) accrued retirement benefits under defined benefit arrangements, and one director (2006: one) accrued retirement benefits under defined contribution arrangements.
     Emoluments included in the table above have been translated from local currency at the average rate for the year with the exception of bonus payments which, together with amounts payable under long term incentive plans, have been translated at the year end rate.
     More detailed information concerning directors’ remuneration, shareholdings and options is shown in the Remuneration report, including Tables 1 to 5, on pages 103 to 117 of the 2007 Annual report.
     Aggregate compensation, representing the expense recognised under EU IFRS, of the Group’s key management, including directors, was as follows:

	2007	2006
	US$’ 000	US$’ 000

Short term employee benefits and costs	25,826	20,663
Post employment benefits	4,480	3,444
Other long term benefits	2,537	737
Termination benefits	817	–
Share based payments	41,540	1,631

	75,200	26,475

The figures shown above include employment costs which comprise of social security and accident premiums in the UK and US and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$2,481,000 in 2007 and, although disclosed here, are not included in Table 1 of the Remuneration report.
     More detailed information concerning the remuneration of key management is shown in the Remuneration report including Tables 1 to 5 on pages 103 to 117 of the 2007 Annual report.

44 AUDITORS’ REMUNERATION

	2007	2006
	US$m	US$m

Group Auditors’ remuneration (a)
Audit services pursuant to legislation – fees payable
– the audit of the Group’s annual accounts	3.0	2.8
– the audit of the accounts of the Group’s subsidiaries (b)	27.7	8.0

	30.7	10.8
Other services
– other services supplied pursuant to legislation (c)	–	2.4
– taxation services (d)	0.8	0.8
– other services (e)	10.2	0.9

	11.0	4.1
Fees in respect of pension scheme audits	–	0.1

	41.7	15.0

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Rio Tinto 2007 Full Financial Statements	51
Notes to the 2007 Full financial statements

44 AUDITORS’ REMUNERATION continued

	2007	2006
	US$m	US$m

Remuneration payable to other accounting firms (f)
Non Audit Services
– the auditing of accounts of the Group’s subsidiaries pursuant to legislation	0.4	0.3
– taxation services	3.7	2.8
– financial systems design and implementation	0.3	0.3
– internal audit	4.4	4.2
– litigation services	0.1	0.1
– other services (g)	7.0	7.1

	15.9	14.8
Fees in respect of pension scheme audits	0.3	0.2

	16.2	15.0

	57.9	30.0

(a)	The remuneration payable to PricewaterhouseCoopers, the Group Auditors, is approved by the Audit committee. The committee sets the policy for the award of non audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained.The fees disclosed above consolidate all payments made toPricewaterhouseCoopers by the Companies and their subsidiaries, together with the Group’s share of the payments made by proportionally consolidated units.
(b)	Fees payable for the ‘audit of the accounts of the Group’s subsidiaries’ includes the statutory audit of subsidiaries and other audit work performed to support the audit of the Group financial statements. This includes the full costs relating to the 2007 audit of Alcan Inc. and its subsidiaries of US$18.8 million.
(c)	‘Other services supplied pursuant to legislation’ primarily relates to preparatory work relating to compliance with the Sarbanes-Oxley Act.

(d)	‘Taxation services’ includes tax compliance and advisory services, involving the preparation or review of returns for corporation, income, sales and excise taxes; advice on acquisitions; advice on transfer pricing.
(e)	‘Other services’ include fees in connection with the acquisition of Alcan Inc., and the Group’s divestment programme.
(f)	‘Remuneration payable to other accounting firms’ does not include fees for similar services payable to suppliers of consultancy services other than accountancy firms.
(g)	‘Other services’ in respect of other accounting firms includes pension fund and payroll administration, advice on accounting matters, secondments of accounting firms’ staff, forensic audit, advisory services in connection with Section 404 of the Sarbanes-Oxley Act and other consultancy.

45 RELATED PARTY TRANSACTIONS
Information about material related party transactions of the Rio Tinto Group is set out below:

Subsidiary companies and proportionally consolidated units
Details of investments in principal subsidiary companies are disclosed in note 37. Information relating to proportionally consolidated units can be found in note 40.

Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases relate largely to amounts charged by jointly controlled entities for toll processing of bauxite and alumina. Sales relate largely to charges for supply of coal to jointly controlled marketing entities for onsale to third party customers.

	2007	2006
Income statement items	US$m	US$m

Purchases from equity accounted units	(1,538)	(1,364)
Sales to equity accounted units	1,338	1,497

Balance sheet items	US$m	US$m

Investments in equity accounted units (note 14) (a)	7,038	2,235
Loans to equity accounted units	362	151
Loans from equity accounted units	(174)	(65)
Trade and other receivables: amounts due from equity accounted units (note 17)	804	648
Trade and other payables: amounts due to equity accounted units (note 25)	(219)	(143)

Cash flow statement items	US$m	US$m

Funding of equity accounted units	(216)	(47)

(a)	Further information about investments in equity accounted units is set out in notes 38 and 39.

Pension funds
Information relating to pension fund arrangements is disclosed in note 49.

Directors and key management
Details of directors’ and key management remuneration are set out in note 43 and in the Remuneration report on pages 103 to 117 of the 2007 Annual report.

46 EXCHANGE RATES IN US$

The principal exchange rates used in the preparation of the 2007 financial statements are:	Annual average		Year end
	2007	2006	2007	2006

Sterling	2.00	1.84	1.99	1.96
Australian dollar	0.84	0.75	0.88	0.79
Canadian dollar	0.93	0.88	1.01	0.86
South African rand	0.14	0.15	0.15	0.14
Euro	1.37	1.26	1.47	1.32

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52	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

47 BOUGAINVILLE COPPER LIMITED (‘BCL’)
The Panguna mine remains shut down. Access to the mine site has not been possible and an accurate assessment of the condition of the assets cannot be determined. Considerable funding would be required to recommence operations to the level which applied at the time of the mine’s closure in 1989 and these funding requirements cannot be forecast accurately. The directors do not have access to reliable, verifiable or objective information on BCL and the directors have therefore decided to exclude BCL information from the financial statements. BCL reported a net profit of US$1 million for the financial

48 SHARE BASED PAYMENTS
Rio Tinto plc and Rio Tinto Limited (‘the Companies’) have a number of share based payment plans, which are described in detail in the Remuneration report. These plans have been accounted for in accordance with the fair value recognition provisions of ‘IFRS 2 Share-based Payment’, which means that IFRS 2 has been applied to year (2006: US$1 million). This is based upon actual transactions for the financial year. The aggregate amount of capital and reserves reported by BCL as at 31 December 2007 was US$147 million (2006: US$129 million). The Group owns 214,887,966 shares in BCL, representing 53.6 per cent of the issued share capital. The investment of US$195 million was fully provided against in 1991. At 31 December 2007, the number of shares in BCL held by the Group, multiplied by the share price, resulted in an amount of US$281 million (2006: US$119 million).

all grants of employee share based payments that had not vested as at 1 January 2004.
     The compensation cost that has been recognised in income for Rio Tinto’s share based compensation plans, and related liability (for cash-settled plans), are set out in the table below.

	Expense recognised		Liability at the
	for the year		end of the year

	2007	2006	2007	2006
	US$m	US$m	US$m	US$m

Equity-settled plans	39	25	–	–
Cash-settled plans	181	7	219	43

Total	220	32	219	43

Lattice-based option valuation model
The fair value of share options is estimated as at the date of grant using a lattice-based option valuation model. The significant assumptions used in the valuation model are disclosed below. Expected volatilities are based on the historical volatility of Rio Tinto’s share returns under the UK and Australian listings. Historical data was used to estimate employee forfeiture and cancellation rates within the valuation model. Under the Share Option Plans, it is assumed that after options have vested, 20 per cent per annum of participants will exercise their options when the market price is at least 20 per cent above the exercise price of

Summary of options outstanding
A summary of the status of the Companies’ fixed share option plans at 31 December 2007, and changes during the year ended 31 December 2007, is presented below.

the option. Participants in the Share Savings Plans are assumed to exercise their options immediately after vesting. The implied lifetime of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate used in the valuation model is equal to the yield available on UK and Australian zero-coupon government bonds (for plc and Limited options respectively) at the date of grant with a term equal to the expected term of the options.

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise price	remaining	value
		per option	contractual	2007
			life
Options outstanding at 31 December 2007		£ / A$	Years	US$m

Rio Tinto plc Share Savings Plan (£9 – £36)	1,419,715	18.39	2.1	99
Rio Tinto plc Share Option Plan (£8 – £35)	4,960,203	18.75	6.7	341
Rio Tinto Limited Share Savings Plan (A$26 – A$79)	2,634,607	46.36	2.3	202
Rio Tinto Limited Share Option Plan (A$33 – A$94)	3,351,754	50.84	6.9	244

	12,366,279			886

As at 31 December 2006 there were 12,971,924 options outstanding with an aggregate intrinsic value of US$316 million.

	Number	Weighted	Weighted	Aggregate
		average	average	intrinsic
		exercise price	remaining	value
		per option	contractual	2007
			life
Options exercisable at 31 December 2007		£/A$	Years	US$m

Rio Tinto plc Share Option Plan (£8 – £15)	2,387,532	13.16	5.2	191
Rio Tinto Limited Share Option Plan (A$33 – A$40)	1,529,378	35.21	5.4	133

	3,916,910			324

As at 31 December 2007, no options were exercisable under both the Rio Tinto plc and the Rio Tinto Limited Share Savings Plans.

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Rio Tinto 2007 Full Financial Statements	53
Notes to the 2007 Full financial statements

48 SHARE BASED PAYMENTS continued
Share Savings Plans
Awards under these plans are settled in equity and accounted for accordingly. The fair value of each award on the day of grant was estimated using a lattice-based option valuation model, including allowance for the exercise price being at a discount to market price. The key assumptions used in the valuation are noted in the following table.

	Risk-free	Expected	Dividend	Forfeiture	Cancellation	Implied
	interest rate	volatility	yield	rates	rates	lifetime
	%	%	%	%	%	Years

Awards made in 2007
– Rio Tinto plc	5.0	35.0	1.5	5.0	5.0	2.2-5.2
– Rio Tinto Limited	6.5	28.0	1.4	5.0	5.0	3.2-5.2

Rio Tinto plc – Share Savings Plan	2007	Weighted	2006	Weighted
	Number	average	Number	average
		exercise		exercise
		price		price
		2007		2006
		£		£

Options outstanding at 1 January	1,497,463	14.26	1,624,492	11.84
Granted	324,170	30.47	323,256	20.72
Forfeited	(32,518)	14.30	(35,953)	14.06
Exercised	(311,458)	11.12	(376,802)	9.59
Cancellations	(36,075)	20.13	(25,097)	12.38
Expired	(21,867)	10.36	(12,433)	11.72

Options outstanding at 31 December	1,419,715	18.39	1,497,463	14.26

Weighted average fair value, at date of grant, of options granted during the year (£)		13.16		7.93
Share price, at date of grant, of options granted during the year (£)		41.31		24.63
Weighted average share price at the time the options were exercised during the year (£)		28.55		27.86

Rio Tinto Limited – Share Savings Plan	2007	Weighted	2006	Weighted
	Number	average	Number	average
		exercise		exercise
		price		price
		2007		2006
		A$		A$

Options outstanding at 1 January	2,748,026	36.00	2,786,301	30.56
Granted	548,549	79.27	494,141	56.80
Forfeited	(121,590)	37.05	(81,201)	30.85
Exercised	(480,955)	27.75	(414,201)	25.65
Cancellations	(39,126)	41.75	(36,936)	30.94
Expired	(20,297)	27.71	(78)	25.57

Options outstanding at 31 December	2,634,607	46.36	2,748,026	36.00

Weighted average fair value, at date of grant, of options granted during the year (A$)		34.13		23.56
Share price, at date of grant, of options granted during the year (A$)		106.28		69.25
Weighted average share price at the time the options were exercised during the year (A$)		81.13		74.16

Share Option Plans
The Group has a policy of settling these awards in equity, although the directors at their discretion can offer a cash alternative. The awards are accounted for in accordance with the requirements applying to equity-settled, share based payment transactions. The performance conditions in relation to Total Shareholder Return (‘TSR’) have been incorporated in the measurement of fair value for these awards by modelling the correlation between Rio Tinto’s TSR and that of the index. The relationship between Rio Tinto’s TSR and the index was simulated many thousands of times to derive a distribution which, in conjunction with the lattice-based option valuation model, was used to determine the fair value of the options.
The key assumptions are noted in the following table.

	Risk-free	Expected	Dividend	Turnover	Implied
	interest rate	volatility	yield	rates	lifetime
	%	%	%	%	Years

Awards made in 2007
– Rio Tinto plc	5.0	34.0	2.4	3.0	5.2
– Rio Tinto Limited	5.8	27.0	2.2	3.0	5.9

A summary of the status of the Companies’ performance-based share option plans at 31 December 2007, and changes during the year ended 31 December 2007, is presented below.

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54	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

48 SHARE BASED PAYMENTS continued
Rio Tinto plc – Share Option Plan	2007	Weighted	2006	Weighted
		average		average
		exercise		exercise
		price		price
		2007		2006
	Number	£	Number	£

Options outstanding at 1 January	5,185,847	16.33	6,290,155	13.45
Granted	786,002	27.29	931,418	27.11
Forfeited	(42,211)	24.73	(63,713)	25.16
Exercised	(969,435)	12.50	(1,972,013)	11.95

Options outstanding at 31 December	4,960,203	18.75	5,185,847	16.33

Weighted average fair value, at date of grant, of options granted during the year (£)		6.25		7.40
Weighted average share price, at date of grant, of options granted during the year (£)		27.48		26.89
Weighted average share price at the time the options were exercised during the year (£)		39.25		29.01

In addition to the equity-settled options shown above, there were 121,131 cash-settled options outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was US$7 million (2006: US$1 million).

Rio Tinto Limited – Share Option Plan	2007	Weighted	2006	Weighted
		average		average
		exercise		exercise
		price		price
		2007		2006
	Number	A$	Number	A$

Options outstanding at 1 January	3,540,588	43.53	3,959,472	36.17
Granted	568,638	75.12	716,318	71.06
Forfeited	(20,504)	71.57	(89,041)	53.64
Exercised	(736,968)	31.88	(1,043,766)	33.65
Expired	–	–	(2,395)	39.87

Options outstanding at 31 December	3,351,754	50.84	3,540,588	43.53

Weighted average fair value, at date of grant, of options granted during the year (A$)		14.37		17.09
Weighted average share price, at date of grant, for options granted during the year (A$)		75.57		70.85
Weighted average share price at the time the options were exercised during the year (A$)		102.04		76.64

In addition to the equity-settled options shown above, there were 53,369 cash-settled options outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was US$3 million (2006: US$2 million).

Share Ownership Plan
The fair values of awards of Matching and Free Shares made by Rio Tinto are taken to be the market value of the shares on the date of

Mining Companies Comparative Plan
Awards under this plan are accounted for in accordance with the requirements applying to cash-settled, share based payment transactions. If any awards are ultimately settled in shares, the liability is transferred direct to equity as the consideration for the equity instruments issued. The grant date fair value of the awards is taken to be the market value of the shares at the date of award, reduced by 50 per cent for anticipated relative TSR performance. In addition, for the valuations after 2005, the market value is reduced for non receipt of dividends between measurement date and date of vesting (excluding post 2003 awards for executive directors and purchase. These awards are settled in equity. The total fair value of shares awarded during the year was £1,145,000 (2006: £988,000).

product group CEOs). Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards. In accordance with the method of accounting for cash-settled awards, fair values are subsequently remeasured each year to reflect the number of awards expected to vest based on the current and anticipated TSR performance.
     A summary of the status of the Companies’ performance-based share plans at 31 December 2007, and changes during the year, is presented below.

Rio Tinto plc – Mining Companies Comparative Plan	2007	Weighted	2006	Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
		2007		2006
	Number	£	Number	£

Non vested shares at 1 January	2,777,374	7.36	2,276,511	6.62
Awarded	719,898	12.61	850,126	9.02
Forfeited	(45,370)	10.39	(60,826)	8.18
Failed performance conditions	(221,656)	6.26	(233,843)	6.20
Vested	(52,173)	6.26	(54,594)	6.22

Non vested shares at 31 December	3,178,073	8.60	2,777,374	7.36

Weighted-average share price at date of vesting (£)		27.99		28.67

		£’ 000		£’ 000

Total fair value of shares issued in settlement of shares vested during the year		457		529
Total cash payments made in settlement of shares vested during the year		1,003		1,035
Total cash payments made in settlement of shares vested during previous years		–		1,374

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Rio Tinto 2007 Full Financial Statements	55
Notes to the 2007 Full financial statements

48 SHARE BASED PAYMENTS continued
Rio Tinto Limited – Mining Companies Comparative Plan	2007	Weighted	2006	Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
		2007		2006
	Number	A$	Number	A$

Non vested shares at 1 January	1,897,008	19.35	1,510,846	17.27
Awarded	533,225	34.91	646,637	23.59
Forfeited	(39,790)	31.36	(83,092)	19.90
Failed performance conditions	(149,044)	17.50	(146,738)	16.84
Vested	(31,711)	17.58	(30,645)	16.84

Non vested shares at 31 December	2,209,688	23.04	1,897,008	19.35

Weighted-average share price at date of vesting (A$)		77.95		71.65

	A$’000	A$’000

Total fair value of shares issued in settlement of shares vested during the year	879	1,136
Total cash payments made in settlement of shares vested during the year	1,604	1,060

Management Share Plan
The Management Share Plan was introduced during 2007 and is described in the Remuneration report. The awards will be settled in equity including the dividends accumulated from date of award to vesting. The awards are accounted for in accordance with the requirements applying to equity-settled, share based payment transactions. The fair value of each award on the day of grant is set equal to share price on the day of grant.
     Forfeitures are assumed prior to vesting at three per cent per annum of outstanding awards.
     A summary of the status of the Companies’ fixed share plans at 31 December 2007, and changes during the year, is presented below.

Rio Tinto plc – Management Share Plan	2007	Weighted	2006	Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
		2007		2006
	Number	£	Number	£

Non vested awards at 1 January	–	–	–	–
Awarded	365,670	30.09	–	–
Forfeited	(19,382)	28.33	–	–
Vested	(2,072)	27.15	–	–

Non vested awards at 31 December	344,216	30.20	–	–

Estimated weighted average share price of awards vested during the year (£)		43.75		–

In addition to the equity-settled awards shown above, there were 6,225 cash-settled awards outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was less than US$1 million (2006: nil).

Rio Tinto Limited – Management Share Plan	2007	Weighted	2006	Weighted
		average		average
		fair value		fair value
		at grant		at grant
		date		date
		2007		2006
	Number	A$	Number	A$

Non vested awards at 1 January	–	–	–	–
Awarded	282,565	81.65	–	–
Forfeited	(9,973)	76.02	–	–
Vested	(1,392)	74.84	–	–

Non vested awards at 31 December	271,200	81.89	–	–

Estimated weighted average share price of awards vested during the year (A$)		98.69		–

In addition to the equity-settled awards shown above, there were 6,850 cash-settled awards outstanding at 31 December 2007. The total liability for these awards at 31 December 2007 was less than US$1 million (2006: nil).

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56	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

49 POST RETIREMENT BENEFITS
Description of plans
The Group operates a number of pension and post retirement healthcare plans around the world. Some of these plans are defined contribution and some are defined benefit, with assets held in separate trustee administered funds. Valuations of these plans are produced and updated annually to 31 December by qualified

Pension plans
The majority of the Group's pension obligations are in Canada, the UK, the US, Australia and Switzerland, with further notable obligations in other European countries.
     There are a number of pension arrangements in the UK. The defined benefit sections of these arrangements are linked to final pay and are closed to new members, with new employees being admitted to defined contribution sections.
     In Australia, there are two superannuation plans providing defined benefits linked to final pay, typically paid in lump sum form. The main plan contains principally defined contribution liabilities, but is accounted for as a defined benefit plan as it contains

Post retirement healthcare plans
Certain subsidiaries of the Group, mainly in the US and Canada, provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependants.

Plan assets
The proportions of the total fair value of assets in the pension plans for each asset class at the balance sheet date were:

actuaries. A number of defined benefit and defined contribution plans were brought into the Group as a result of the Alcan acquisition. These plans are reflected in this note, except for plans sponsored by the Packaging business. Those plans are accounted for as assets or liabilities held for sale.

characteristics of both types of plan.
     A number of defined benefit pension plans are sponsored by the US and Canadian entities. The main plans are two Canadian plans for salaried and bargaining employees. Benefits for salaried staff are generally linked to final average pay, while benefits for bargaining employees are reviewed in negotiation with unions.
     In Europe, there are defined benefit plans in Switzerland, the Netherlands, Germany and France. The largest single plan is in Switzerland and provides benefits linked to final average pay.
     The Group also operates a number of unfunded defined benefit plans, which are included in the figures below.

Eligibility for cover is dependent upon certain age and service criteria. These arrangements are unfunded.

	2007	2006

Equities	60.2%	67.2%
Bonds	29.4%	25.2%
Property	7.2%	4.3%
Other	3.2%	3.3%

	100.0%	100.0%

The assets of the plans are generally managed on a day-to-day basis by external specialist fund managers. These managers may invest in the Group's securities subject to limits imposed by the relevant fiduciary committees and local legislation. The approximate total holding of Group securities within the defined benefit plans is US$44 million.

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Rio Tinto 2007 Full Financial Statements	57
Notes to the 2007 Full financial statements

49 POST RETIREMENT BENEFITS continued
Main assumptions (rates per annum)

The main assumptions for the valuations of the plans are set out below:

	UK	Australia (a)	US	Canada	Eurozone	Switzerland	Other
							(mainly
							Africa) (b)

At 31 December 2007
Rate of increase in salaries	5.0%	5.5%	3.9%	3.4%	2.8%	2.6%	7.5%
Rate of increase in pensions	3.1%	2.7%	–	0.6%	2.3%	0.8%	5.5%
Discount rate	5.9%	5.4%	6.2%	5.5%	5.5%	3.6%	8.1%
Inflation	3.4%	3.6%	2.4%	2.2%	2.3%	1.4%	5.5%

At 23 October 2007 (Alcan plans only)
Rate of increase in salaries	4.3%	5.0%	3.9%	3.5%	2.5%	2.3%	–
Rate of increase in pensions	2.7%	–	–	0.8%	2.0%	0.8%	–
Discount rate	5.8%	5.2%	6.1%	5.4%	5.2%	3.5%	–
Inflation	3.3%	3.5%	2.4%	2.3%	2.0%	1.1%	–

At 31 December 2006
Rate of increase in salaries	5.1%	5.1%	3.9%	3.8%	–	–	6.8%
Rate of increase in pensions	3.1%	3.1%	–	–	–	–	4.8%
Discount rate	5.2%	5.0%	5.9%	5.0%	–	–	7.4%
Inflation	3.1%	3.1%	2.4%	2.3%	–	–	4.8%

(a)	The discount rate shown for Australia is after tax.
(b)	The assumptions vary by location for the 'Other' plans. Assumptions shown are for Southern Africa.

The main financial assumptions used for the healthcare plans, which are predominantly in the US, were: discount rate: 6.1 per cent (2006: 5.8 per cent), medical trend rate: 7.7 per cent reducing to 5.1 per cent by the year 2016 broadly on a straight line basis (2006: 8.2 per cent, reducing to 5.2 per cent by the year 2011), claims cost based on individual company experience.

For both the pension and healthcare arrangements the post

retirement mortality assumptions allow for future improvements in mortality.
     The mortality tables used for the main arrangements imply that a male aged 60 at the balance sheet date has an expected future lifetime of 24 years (2006: 24 years). A male reaching age 60 20 years after the balance sheet date would have an expected future lifetime of 25 years (2006: 25 years).

	UK	Australia	US	Canada	Eurozone	Switzerland	Other
							(mainly
							Africa) (a)

Long term rate of return expected at 23 October 2007 (Alcan plans only)
Equities	7.8%	8.9%	7.9%	7.7%	7.8%	6.6%	–
Bonds	4.9%	5.4%	5.3%	4.6%	4.5%	3.4%	–
Property	6.1%	7.0%	6.2%	6.0%	6.1%	4.9%	–
Other	4.3%	3.6%	3.2%	3.1%	3.1%	2.0%	–
Long term rate of return expected at 1 January 2007
Equities	7.5%	8.7%	8.1%	7.4%	–	–	10.7%
Bonds	4.5%	5.2%	5.2%	4.4%	–	–	7.4%
Property	5.8%	6.8%	6.4%	5.7%	–	–	9.0%
Other	4.2%	3.5%	3.4%	3.3%	–	–	5.8%
Long term rate of return expected at 1 January 2006
Equities	7.3%	6.8%	6.9%	7.1%	–	–	9.0%
Bonds	4.3%	4.6%	4.9%	4.3%	–	–	7.3%
Property	5.7%	5.6%	5.7%	5.6%	–	–	8.2%
Other	4.0%	3.2%	3.4%	3.6%	–	–	5.5%

(a)	The assumptions vary by location for the 'Other' plans. Assumptions shown are for Southern Africa.

The expected rate of return on pension plan assets is determined as management's best estimate of the long term returns of the major asset classes – equities, bonds, property and other – weighted by the actual allocation of assets among the categories at the measurement date. The expected rate of return is calculated using geometric averaging. The expected rates of return shown have been reduced to allow for plan expenses including, where appropriate, taxes incurred within pension plans on investment returns.
     The sources used to determine management's best estimate of long term returns are numerous and include country-specific bond yields, which may be derived from the market using local bond indices or by analysis of the local bond market, and country-specific inflation and investment market expectations derived from market data and analysts' or governments' expectations as applicable.

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58	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

49 POST RETIREMENT BENEFITS continued
Total expense recognised in the income statement

			2007	2006
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Current employer service cost for Defined Benefits (‘DB’)	(134)	(11)	(145)	(102)
Current employer service cost for Defined Contribution benefits within DB plans	(106)	–	(106)	(74)
Current employer service cost for Defined Contribution plans	(40)	–	(40)	(21)
Interest cost	(482)	(34)	(516)	(314)
Expected return on assets	550	–	550	326
Past service cost	(7)	24	17	(7)
Gains on curtailment and settlement	–	–	–	3

Total expense	(219)	(21)	(240)	(189)

The above expense is included as an employee cost within net operating costs. It includes the pension expense of Alcan businesses, excluding Packaging, post 23 October 2007.

Total amount recognised in the Statement of Recognised Income and Expense

	2007	2006
	US$m	US$m

Actuarial gain/(loss)	141	373
Cumulative amount recognised in the Statement of Recognised Income and Expense at 31 December	489	348

Actuarial gain/(loss) includes US$(4) million loss related to equity accounted units.

Surpluses/(deficits) in the plans
The following amounts were measured in accordance with IAS 19:

			2007	2006	2005	2004
	Pension	Other	Total	Total	Total	Total
	benefits	benefits	US$m	US$m	US$m	US$m

Total fair value of plan assets	16,387	–	16,387	6,031	5,115	4,777
Present value of obligations – funded	(16,856)	–	(16,856)	(5,847)	(5,315)	(5,118)
Present value of obligations – unfunded	(981)	(1,087)	(2,068)	(597)	(596)	(649)

Present value of obligations – Total	(17,837)	(1,087)	(18,924)	(6,444)	(5,911)	(5,767)

Unrecognised past service cost	–	(2)	(2)	3	–	–

Aggregate surplus/(deficit) to be shown in the balance sheet	(1,450)	(1,089)	(2,539)	(410)	(796)	(990)

Comprising:
– Deficits	(2,186)	(1,089)	(3,275)	(770)	(996)	(1,069)

– Surpluses	736	–	736	360	200	79

Net (deficits)/surpluses on pension plans	(1,450)	–	(1,450)	48	(324)	(450)
Unfunded post retirement healthcare obligation	–	(1,089)	(1,089)	(458)	(472)	(540)

The surplus amounts shown above are included in the balance sheet as Trade and Other Receivables. Deficits are shown in the balance sheet as Provision for post retirement benefits.

Contributions to plans
Contributions to pension plans totalled US$246 million (2006: US$172 million). These contributions include US$30 million (2006: US$26 million) for plans providing purely defined contribution benefits (including 401k plans in the US) and US$10 million (2006: US$9 million) to industry-wide or multi-employer plans; these are charged against profits and are included in the figures for ‘current employer service cost’ shown above. They include contributions of Alcan businesses, excluding Packaging, post 23 October 2007.

      Contributions for other benefits totalled US$30 million (2006: US$19 million).
     Contributions to pension plans for 2008 are estimated to be around US$220 million higher than for 2007. Of this increase, US$140 million is due to the Alcan acquisition with most of the remainder relating to new US funding regulations. Healthcare plans are unfunded and contributions for future years will be equal to benefit payments and therefore cannot be predetermined.

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Rio Tinto 2007 Full financial statements	59
Notes to the 2007 Full financial statements

49 POST RETIREMENT BENEFITS continued
Movements in the present value of the defined benefit obligation and in the fair value of assets

The amounts shown below include, where appropriate, 100 per cent of the costs, contributions, gains and losses in respect of employees who participate in the plans and who are employed in operations that are proportionally consolidated or equity accounted.

Consequently, the costs, contributions, gains and losses do not correspond directly to the amounts disclosed above in respect of the Group. Pure defined contribution plans and industry-wide plans are excluded from the movements below.

			2007	2006
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in present value of obligation:
Present value of obligation at start of the year	(5,983)	(461)	(6,444)	(5,911)
Current employer service cost	(261)	(11)	(272)	(206)
Interest cost	(482)	(34)	(516)	(314)
Contributions by plan participants	(190)	–	(190)	(113)
Experience (loss)/gain	(73)	11	(62)	(89)
Changes in actuarial assumptions gain	289	26	315	124
Benefits paid	542	30	572	361
Alcan acquisition	(11,216)	(651)	(11,867)	–
Inclusion/removal of arrangements	–	–	–	42
Past service cost	(7)	29	22	(10)
Curtailment gains	–	–	–	3
Currency exchange rate loss	(456)	(26)	(482)	(331)

Present value of obligation at end of the year	(17,837)	(1,087)	(18,924)	(6,444)

Gains and losses on obligations
	2007	2006	2005	2004

Experience gains and (losses): (i.e. variances between the estimate of obligations and the subsequent outcome)
(Loss)/gain (US$ million)	(62)	(89)	139	(148)
As a percentage of the present value of the obligations	0%	–1%	2%	–3%

Change in assumptions gain/(loss) (US$ million)	315	124	(180)	(429)

			2007	2006
	Pension	Other	Total	Total
	benefits	benefits	US$m	US$m

Change in plan assets:
Fair value of plan assets at the start of the year	6,031	–	6,031	5,115
Expected return on plan assets	550	–	550	326
Actuarial (loss)/gain on plan assets	(108)	–	(108)	338
Contributions by plan participants	190	–	190	113
Contributions by employer	233	30	263	189
Benefits paid	(542)	(30)	(572)	(361)
Alcan acquisition	9,617	–	9,617	–
Inclusion/removal of arrangements	–	–	–	(41)
Currency exchange rate gain	416	–	416	352

Fair value of plan assets at the end of the year	16,387	–	16,387	6,031

Actual return on plan assets			442	664

	2007	2006	2005	2004

Difference between the expected and actual return on plan assets:
(Loss)/gain (US$ million)	(108)	338	223	387
As a percentage of plan assets	–1%	6%	4%	8%

Post retirement healthcare – sensitivity to changes in assumptions

An increase of one per cent in the assumed medical cost trend rates would increase the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$5 million (2006: US$6 million), and increase the benefit obligation for these plans by US$89 million (2006: US$73 million). A decrease of one per cent in the assumed medical cost trend rates would decrease the aggregate of the current service cost and interest cost components of the post retirement healthcare expense by US$5 million (2006: US$5 million), and decrease the benefit obligation for these plans by US$77 million (2006: US$62 million).

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60	Rio Tinto 2007 Full financial statements
Notes to the 2007 Full financial statements

50 RIO TINTO LIMITED BALANCE SHEET
As at 31 December		2007	2006
	Note	A$m	A$m

Non current assets
Investments	51	6,912	6,969
Loans to subsidiaries	51	232	239
Trade and other receivables		5	31
Available for sale financial assets	51	8	9
Other		1	1
Tax recoverable		–	164

		7,158	7,413

Current assets
Loans to subsidiaries	51	6,099	4,465
Cash and cash equivalents		1	1

		6,100	4,466

Current liabilities
Loans from subsidiaries		(238)	(283)
Trade and other payables		–	(2)
Tax payable		(385)	(935)

		(623)	(1,220)

Net current assets		5,477	3,246

Non current liabilities
Loans from subsidiaries		(2,835)	(2,956)
Deferred tax liabilities	51	(1)	(4)

		(2,836)	(2,960)

Net assets		9,799	7,699

Shareholders’ equity
Share capital		1,587	1,587
Other reserves		624	575
Retained earnings		7,588	5,537

Total equity	51	9,799	7,699

(a)	Prepared under Australian IFRS (AIFRS). In relation to Rio Tinto Limited there are no significant measurement differences between AIFRS and EU IFRS.
(b)	Investments in subsidiaries are accounted for at cost. Such investments include both investments in shares issued by the subsidiary and other parent entity interests that in substance form part of the parent entity’s investment in the subsidiary. These include investments in the form of interest free loans which have no fixed repayment terms and which have been provided to subsidiaries as an additional source of long term capital. Loans from subsidiaries on equivalent terms are deducted from investments. Trade amounts receivable from subsidiaries and payable to subsidiaries in the normal course of business and other amounts advanced on commercial terms and conditions are included in receivables or payables as appropriate. Interest free loans which have been assessed as, in substance, forming part of the parent entity’s investment in the subsidiary to which the loan was issued have been reclassified during the period. 2006 comparatives have been reclassified to enhance comparability.

Reclassification of Interest Free Loans
	31 December 2006	Reclassification	31 December 2006
	as reported in 2006		as reported in 2007

Currents Assets – Loans to subsidiaries	4,527	(62)	4,465
Non Current Assets – Investments	7,835	(866)	6,969
Non Current Assets – Loans to subsidiaries	303	(64)	239
Current liabilities – Loans from subsidiaries	(517)	234	(283)
Non Current liabilities – Loans from subsidiaries	(3,713)	757	(2,956)

The accounts on pages 2 to 69 were approved by the directors on 5 March 2008 and signed on their behalf by:

Paul Skinner Chairman	Tom Albanese Chief executive	Guy Elliott Finance director

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Rio Tinto 2007 Full financial statements	61
Notes to the 2007 Full financial statements

51 RIO TINTO LIMITED BALANCE SHEET DISCLOSURES
	2007	2006
	A$m	A$m

Investments in Group companies
At 1 January	6,969	6,960
Additions, including net contributions from share based payments	64	134
Impairments	(121)	(125)

At 31 December	6,912	6,969

Available for sale investments
At 1 January	9	9
Fair value adjustment on available for sale investments	(4)	–
Additions	3	–

At 31 December	8	9

Total investments	6,920	6,978

Loans to subsidiaries
At 1 January	4,704	1,831
Advances	1,627	2,873

At 31 December	6,331	4,704

– non current	232	239
– current	6,099	4,465

Deferred tax liability
At 1 January	(4)	(5)
Charged to profit and loss account	3	(1)
Charged to equity	–	2

At 31 December (relating to timing differences)	(1)	(4)

Statement of changes in equity
Total equity at 1 January	7,699	5,039
Fair value adjustment on available for sale investments, net of tax	(4)	2
Share based payments	53	3

Net income recognised directly in equity	49	5
Profit for the financial year	3,362	4,049

Total recognised income and expense for the year	3,411	4,054
Transactions with equity holders in their capacity as equity holders:
Dividends paid	(1,311)	(1,394)

Total equity at 31 December	9,799	7,699

Contingent liabilities
Bank and other performance guarantees (c)	1,908	1,812

(a)	Prepared under AIFRS (see note (a) on page 60).
(b)	Pursuant to the DLC merger, both Rio Tinto plc and Rio Tinto Limited issued deed poll guarantees by which each guaranteed contractual obligations incurred by the other or guaranteed by the other. These guarantees are excluded from the figures above.
(c)	Bank and other performance guarantees relate principally to the obligations of subsidiary companies.

52 RIO TINTO LIMITED INCOME STATEMENT
	2007	2006
	A$m	A$m

Revenue	3,759	4,336
Impairment charges	(122)	(125)
Other operating costs	(238)	(198)

Operating profit	3,399	4,013
Finance costs	(29)	(9)

Profit before taxation	3,370	4,004
Taxation	(8)	45

Profit for the financial year	3,362	4,049

(a)	Prepared under AIFRS (see note (a) on page 60).
(b)	Finance costs includes exchange gains and losses.

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62	Rio Tinto 2007 Full Financial Statements
Notes to the 2007 Full financial statements

53 RIO TINTO LIMITED CASH FLOW STATEMENT
	2007	2006
	A$m	A$m

Dividends received	3,543	4,245
Cash payments to suppliers and employees	(187)	(197)

Cash flow from operating activities	3,356	4,048

Interest received	191	59
Interest paid	(29)	(9)
Tax paid	85	26

Cash flow from operating activities after financing costs and tax	3,603	4,124

Cash flows from investing activities
Purchase of investments	(63)	(123)
Funding of related parties advances	(2,143)	(2,662)

Cash (used in)/from investing activities	(2,206)	(2,785)

Cash flows from financing activities
Loans raised/proceeds from borrowings	–	86
Loans repaid/repayment of borrowings	(86)	(31)
Dividends paid to Rio Tinto Limited shareholders	(1,311)	(1,394)

Net cash used in financing activities	(1,397)	(1,339)

Net increase in cash and cash equivalents	–	–

Opening cash and cash equivalents	1	1

Closing cash and cash equivalents	1	1

(a)	Prepared under AIFRS (see note (a) on page 60).

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Rio Tinto 2007 Full Financial Statements	63
Rio Tinto plc

Rio Tinto plc

COMPANY BALANCE SHEET

At 31 December

		2007	2006
	Note	US$m	US$m

Fixed assets
Investments	B	2,488	2,314

		2,488	2,314
Current assets
Amounts owed by subsidiaries		1,882	4,033
Cash at bank and in hand		6	4

		1,888	4,037
Creditors due within one year
Amounts owed to subsidiaries		(214)	(564)
Dividends payable		(10)	(7)

		(224)	(571)

Net current assets		1,664	3,466

Total assets less current liabilities		4,152	5,780

Creditors due after more than one year		(169)	(28)

Net assets		3,983	5,752

Capital and reserves
Called up share capital	C	172	172
Share premium account	D	1,932	1,919
Other reserves	D	17	17
Profit and loss account	D	1,862	3,644

Equity shareholders’ funds		3,983	5,752

(a)	The Rio Tinto plc company balance sheet has been prepared in accordance with applicable UK accounting standards. Note A explains the principal accounting policies.
(b)	Profit after tax for the year dealt with in the profit and loss account of the Rio Tinto plc parent company amounted to US$717 million (2006: US$2,694 million). As permitted by section 230 of the United Kingdom Companies Act 1985, no profit and loss account for the Rio Tinto plc parent company is shown.

The Rio Tinto plc company balance sheet, profit and loss account and the related notes, were approved by the directors on 5 March 2008 and the balance sheet is signed on their behalf by

Paul Skinner Chairman	Tom Albanese Chief executive	Guy Elliott Finance director

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64	Rio Tinto 2007 Full Financial Statements
Rio Tinto plc

A PRINCIPAL ACCOUNTING POLICIES UNDER UK GAAP
a Basis of Accounting
The Rio Tinto plc entity financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The directors have reviewed the Company’s existing accounting policies and consider that they are consistent with the requirements of Financial Reporting Standard (‘FRS’) 18 ‘Accounting Policies’. The financial statements have been prepared on a going concern basis.
     The Company’s accounting policies are consistent with last year.

b Deferred tax
Full provision is made for deferred taxation on all timing differences that have arisen but not reversed at the balance sheet date, except that deferred tax assets are only recognised to the extent that it is more likely than not that they will be recovered.
     Deferred tax is recognised on an undiscounted basis.

c Currency translation
The Company’s functional currency is the US dollar. Transactions denominated in other currencies, including the issue of shares, are translated at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in other currencies are translated at the rate of exchange ruling at the end of the financial year. Exchange differences are charged or credited to the profit and loss account in the year in which they arise.

d Investments
Fixed asset investments are valued at cost less impairment provisions. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher. The discount rate applied is based upon the Company’s weighted average cost of capital, with appropriate adjustment for the risks associated with the relevant unit.
     Obligations for financial guarantees issued by the Company to other Group companies are reflected as liabilities at fair value, in accordance with FRS 26 ‘Financial Instruments – Measurement’.

Such obligations result in corresponding increases in the carrying value of investments in subsidiaries.

e Share based payments
In 2007, most of the Company’s share based payment plans were settled by the issue of shares from Treasury. Previously they were settled through new issues. The fair value of the grant is recognised as an addition to the cost of the investment in the subsidiary in which the relevant employees work. The fair value is recognised over the relevant vesting period, with a corresponding adjustment to the profit and loss account reserve. Any payments received from the Company’s subsidiaries in respect of these share based payments result in an adjustment to reduce the cost of the investment. The fair value of the share plans is determined at the date of grant, taking into account any market based vesting conditions attached to the award (eg Total Shareholder Return). When market prices are not available, the Company uses fair values provided by independent actuaries using a lattice based option valuation model.
     Non market vesting conditions (eg earnings per share targets) are taken into account in estimating the number of awards likely to vest. The estimate of the number of awards likely to vest is reviewed at each balance sheet date up to the vesting date, at which point the estimate is adjusted to reflect the actual awards issued. No adjustment is made after the vesting date even if the awards are forfeited or not exercised.

f Revenue recognition
Interest is accounted for on the accruals basis. Dividend income is recognised when the right to receive payment is established.

g Dividends
Dividends payable are recognised when they meet the criteria for a present obligation (ie when they have been approved).

h Treasury shares
The consideration paid for shares repurchased by the Company and held as treasury shares is recognised as a reduction in shareholders’ funds through the profit and loss account reserve.

B RIO TINTO PLC FIXED ASSETS	2007	2006
	US$m	US$m

Fixed asset investments
Shares in Group companies:
At 1 January	2,314	2,284
Reductions	–	(6)
Recognition of fair value of financial guarantees	174	36

At 31 December	2,488	2,314

Loans to Group companies:
At 1 January	–	1,346
Repayments	–	(1,346)

At 31 December	–	–

Total	2,488	2,314

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Rio Tinto 2007 Full Financial Statements	65
Rio Tinto plc

C RIO TINTO PLC CALLED UP SHARE CAPITAL	2007	2006
	US$m	US$m

Share capital account
At 1 January	172	172

At 31 December	172	172

(a)	During the year, 27,700,000 (2006: 46,340,000) shares were bought back and held as treasury shares, of which 969,435 (2006: 1,117,021) were re-issued from treasury. The nominal value of shares bought back was US$6 million (2006: US$8.5 million). In addition, nil (2006: 800,000) shares were bought back and cancelled during the year.

D RIO TINTO PLC SHARE PREMIUM AND RESERVES	Share	Other	Profit and
	premium	reserves	loss
	account		account
	US$m	US$m	US$m

At 1 January 2007	1,919	17	3,644
Own shares repurchased	–	–	(1,372)
Treasury shares utilised	–	–	43
Adjustment for share based payments	–	–	(6)
Premium on issue of shares	13	–	–
Profit for the financial year	–	–	717
Dividends paid	–	–	(1,164)

At 31 December 2007	1,932	17	1,862

	Share	Other	Profit and
	premium	reserves	loss
	account		account
	US$m	US$m	US$m

At 1 January 2006	1,888	17	5,632
Own shares repurchased	–	–	(2,394)
Provision for share buybacks	–	–	(288)
Treasury shares utilised	–	–	36
Adjustment for share based payments	–	–	(6)
Premium on issue of shares	31	–	–
Profit for the financial year	–	–	2,694
Dividends paid	–	–	(2,030)

At 31 December 2006	1,919	17	3,644

E RIO TINTO PLC CONTINGENT LIABILITIES	2007	2006
	US$m	US$m

Bank and other performance guarantees in respect of subsidiaries (a)	40,145	2,874

(a)	The above amount includes $37.8 billion guaranteed by the Company to finance the acquisition of Alcan Inc. on 23 October 2007.

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66	Rio Tinto 2007 Full Financial Statements
Rio Tinto financial information by business unit

Rio Tinto financial information by business unit

Year ended 31 December 2007		Gross sales revenue (a)				EBITDA (b)	Net earnings (c)
	Rio Tinto interest		2007	2006	2007	2006	2007	2006
	%		US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®)	100.0		6,155	4,416	3,427	2,611	2,151	1,673
Robe River (d)	53.0		1,640	1,379	991	902	503	461
Iron Ore Company of Canada	58.7		943	1,051	298	441	104	145
Rio Tinto Brasil	100.0		61	92	(1)	27	(12)	13

Product group operations			8,799	6,938	4,715	3,981	2,746	2,292
Evaluation projects/other			–	–	(98)	(45)	(95)	(41)

			8,799	6,938	4,617	3,936	2,651	2,251

Energy
Rio Tinto Energy America	100.0		1,560	1,428	331	302	132	177
Rio Tinto Coal Australia	(e	)	2,272	2,344	510	920	246	490
Rössing	68.6		486	229	235	71	95	27
Energy Resources of Australia	68.4		303	239	135	79	38	17

Product group operations			4,621	4,240	1,211	1,372	511	711
Evaluation projects/other			–	–	(29)	(14)	(27)	(5)

			4,621	4,240	1,182	1,358	484	706

Aluminium
Rio Tinto Aluminium	(f	)	3,511	3,493	1,314	1,389	695	763
Alcan			3,798	–	415	–	424	–

Product group operations			7,309	3,493	1,729	1,389	1,119	763
Evaluation projects/other			–	–	(28)	(24)	(22)	(17)

			7,309	3,493	1,701	1,365	1,097	746

Copper
Kennecott Utah Copper	100.0		3,539	2,829	2,614	2,111	1,649	1,810
Escondida	30.0		3,103	2,575	2,510	2,105	1,525	1,250
Grasberg joint venture	(g	)	461	373	296	258	159	122
Palabora	57.7		689	588	202	203	58	52
Kennecott Minerals	100.0		338	277	175	139	106	105
Northparkes	80.0		371	437	212	346	137	229

Product group operations			8,501	7,079	6,009	5,162	3,634	3,568
Evaluation projects/other			–	–	(200)	(44)	(155)	(30)

			8,501	7,079	5,809	5,118	3,479	3,538

Diamonds and Industrial Minerals
Diamonds	(h	)	1,020	838	539	491	280	211
Iron and Titanium			1,673	1,449	471	428	164	152
Rio Tinto Minerals	(i	)	1,228	1,174	227	196	84	91

Product group operations			3,921	3,461	1,237	1,115	528	454
Evaluation projects/other			–	–	(46)	(54)	(40)	(48)

			3,921	3,461	1,191	1,061	488	406

Other operations			367	229	30	39	15	33

			33,518	25,440	14,530	12,877	8,214	7,680

Other items					(635)	(252)	(526)	(241)
Exploration and evaluation					25	(101)	20	(84)
Net interest							(265)	(17)

Underlying earnings					13,920	12,524	7,443	7,338
Items excluded from Underlying earnings					(309)	42	(131)	100

Total			33,518	25,440	13,611	12,566	7,312	7,438

Depreciation and amortisation in subsidiaries					(2,115)	(1,509)
Impairment reversal/(charges)					(58)	396
Depreciation and amortisation in equity accounted units					(310)	(275)
Taxation and finance items in equity accounted units					(973)	(826)

Profit on ordinary activities before finance items and tax					10,155	10,352

Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.
The following changes have been made to the way Rio Tinto presents its financial information by business unit. Full year 2006 results have been restated accordingly. During 2007, Industrial Minerals and Diamonds were combined to form the Diamonds and Industrial Minerals Product group.
Project evaluation and other costs specifically attributable to Product groups are now reported as part of Product group earnings. Previously, these were reported centrally in ‘Exploration and evaluation’ and ‘Other items’, respectively.
Capital expenditure by Product group now includes capitalised evaluation costs.

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Rio Tinto 2007 Full Financial Statements	67
Rio Tinto financial information by business unit

Year ended 31 December 2007	Capital expenditure (j)		Depreciation &		Operating assets (k)		Employees
				amortisation
	2007	2006	2007	2006	2007	2006	2007	2006
	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®)	1,597	1,700	352	231	6,133	4,317	4,786	4,161
Robe River	241	104	104	90	1,877	1,593	873	678
Iron Ore Company of Canada	163	151	78	58	869	651	1,939	1,886
Rio Tinto Brasil	30	18	9	8	135	97	657	522
Other	34	8	3	–	24	4	375	–

	2,065	1,981	546	387	9,038	6,662	8,630	7,247

Energy
Rio Tinto Energy America	226	262	131	116	1,163	1,097	2,435	2,297
Rio Tinto Coal Australia	226	251	165	170	1,755	1,397	2,832	2,462
Rössing	57	38	13	6	151	68	1,175	936
Energy Resources of Australia	80	31	50	32	296	201	365	366
Other	–	–	3	–	34	–	71	–

	589	582	362	324	3,399	2,763	6,878	6,061

Aluminium
Rio Tinto Aluminium	295	236	303	266	4,144	3,607	4,448	4,347
Alcan	317	–	315	–	39,702	–	6,980	–

	612	236	618	266	43,846	3,607	11,428	4,347

Copper
Kennecott Utah Copper	282	295	251	151	1,694	1,789	1,854	1,744
Escondida	170	155	98	96	1,045	792	876	1,072
Grasberg joint venture	76	45	24	43	410	412	2,047	1,781
Palabora	27	18	41	40	84	104	2,072	1,811
Kennecott Minerals	84	78	24	26	236	198	457	409
Northparkes	55	16	22	48	151	89	208	182
Other	22	57	1	–	498	341	162	56

	716	664	461	404	4,118	3,725	7,676	7,055

Diamonds and Industrial Minerals
Diamonds	525	257	181	182	1,241	1,058	1,291	1,354
Iron and Titanium	494	252	119	112	2,202	1,522	3,854	3,728
Rio Tinto Minerals	71	108	82	77	1,165	1,160	2,888	3,016
Other	17	–	–	–	24	4	64	–

	1,107	617	382	371	4,632	3,744	8,097	8,098

Other operations	37	23	2	2	139	208	203	309

	5,126	4,103	2,371	1,754	65,172	20,709	42,912	33,117

Net assets held for sale (l)					4,392	–	5,680	–
Other items	144	174	54	30	360	(40)	3,085	2,128
Less: equity accounted units	(302)	(289)	(310)	(275)

Total	4,968	3,988	2,115	1,509	69,924	20,669	51,677	35,245

Less: net debt					(45,152)	(2,437)

Rio Tinto shareholders' equity					24,772	18,232

(a)	Gross sales revenue includes 100 per cent of subsidiaries' sales revenue and the Group’s share of the sales revenue of equity accounted units.
(b)	EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation.
(c)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.
(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.
(e)	Includes Rio Tinto’s 75.7 per cent interest in Coal & Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto.
(f)	Includes Rio Tinto’s interests in Rio Tinto Aluminium (100 per cent) and Anglesey Aluminium (51 per cent).
(g)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.
(h)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).
(i)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent), Dampier Salt (68.4 per cent) and Luzenac Talc (100 per cent).
(j)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(k)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.
(l)	On this line, operating assets deal with Alcan Packaging and other assets held for sale. The remaining data on this line relates only to Alcan Packaging.

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68	Rio Tinto 2007 Full Financial Statements
Australian Corporations Act – summary of ASIC relief

Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (‘Corporations Act’), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company's financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (‘DLC’) structure in 1995. The order applied to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (‘EU IFRS’) rather than the Australian equivalents of International Financial Reporting Standards (‘AIFRS’) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
–	on the basis that the transitional provisions of International Financial Reporting Standard 1 ‘First-time Adoption of International Financial Reporting Standards’ should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using ‘merger’, rather than ‘acquisition’, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);
–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and
–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 5).

Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the directors’ report, instead of including in the Directors’ report the Remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 103 to 117) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124 ‘Related Party Disclosures’) dealing with compensation of directors and executives who are ‘key management personnel’, and certain other disclosures.
     Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor's report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a Remuneration report under the Corporations Act.
Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company's AGM or distributed to shareholders as a matter of course.
However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and
–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

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Rio Tinto 2007 Full Financial Statements	69
Directors’ declaration

Directors’ declaration

The Rio Tinto Group financial statements and notes have been prepared on the basis of all IFRS and Interpretations adopted by the European Union and as issued by the International Accounting Standards Board that are mandatory for periods ending 31 December 2007 applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as and in accordance with applicable United Kingdom law, amended on 22 December 2006) and Article 4 of the European Union IAS regulation. The Rio Tinto plc financial statements have been prepared in accordance with applicable United Kingdom law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice). The Remuneration Report has been prepared in accordance with relevant legal and regulatory requirements in the United Kingdom and Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) and Australian Accounting Standard AASB 124 ‘Related Party Disclosures’.
     The Rio Tinto Group financial statements and notes give a true and fair view, in accordance with IFRS as adopted by the European Union and as issued by the International Accounting Standards

Board, of the state of the Group’s affairs as at 31 December 2007 and of the profit and cash flows of the Group for the year then ended. The Rio Tinto plc financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company’s affairs as at 31 December 2007.
The directors have been given the declaration required by Section 295A of the Australian Corporations Act 2001 by the chief executive and the finance director.
In the directors’ opinion:
–	The financial statements and notes are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006).
–	There are reasonable grounds to believe that each of the Rio Tinto Group, Rio Tinto plc and Rio Tinto Limited has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board

Paul Skinner Chairman 5 March 2008	Tom Albanese Chief executive 5 March 2008	Guy Elliott Finance director 5 March 2008

Auditor’s independence declaration

As lead auditor for the audit of Rio Tinto Limited for the year ended 31 December 2007, I declare that to the best of my knowledge and belief, the only contravention of:

a)	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
b)	any applicable code of professional conduct in relation to the audit;

is set out below.

On 16 August 2007, a partner of the firm located overseas and unconnected to the audit reported that he held during the period an immaterial investment in Rio Tinto Limited. The investment was disposed the next business day after becoming aware of the matter.
     This matter was identified as part of our on-going quality control system. All reasonable steps were undertaken to ensure that the matter was resolved as soon as possible. I report that the matter has been resolved, and in doing so do not believe that the matter has impacted my objectivity or impartiality for the purpose of this audit.
     This declaration is in respect of Rio Tinto Limited and the entities it controlled during the period.

Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
5 March 2008

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70	Rio Tinto 2007 Full Financial Statements
Independent auditors’ report to the members of Rio Tinto plc and Rio Tinto Limited

Independent auditors’ report to the members of Rio Tinto plc and Rio Tinto Limited

We have audited the financial statements of the Rio Tinto Group (the ‘‘Group Financial Statements’’) for the year ended 31 December 2007 which comprise the Group Income Statement, the Group Balance Sheet, the Group Cash Flow Statement, the Group Statement of Recognised Income and Expense, the Group Reconciliation with Australian IFRS and the related notes; and the financial statements of Rio Tinto plc (the ‘Rio Tinto plc Financial Statements’) which comprise the Rio Tinto plc Balance Sheet and the related notes. The Group Financial Statements and the Rio Tinto plc Financial Statements (together the ‘Financial Statements’) have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report included in the accompanying Annual Report that is described as having been audited, comprising the information required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 (the ‘Part 3 of Schedule 7A Information’) and the information about the remuneration of key management personnel required by paragraph 25 of Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ (the ‘Australian Remuneration Disclosures’).

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report and the Group Financial Statements in accordance with applicable law in the United Kingdom and Australia as amended by the Australian Securities and Investments Commission Order dated 27 January 2006 (as amended on 22 December 2006) (the ‘ASIC Order’) and International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union and for preparing the Rio Tinto plc Financial Statements and the Remuneration Report in accordance with applicable United Kingdom law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and, in relation to the Australian Remuneration Disclosures, in accordance with paragraph 25 of Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ are set out in the statement of directors’ responsibilities included in the Corporate Governance section of the accompanying Annual Report.
     Our responsibility is to audit the Financial Statements and the part of the Remuneration Report to be audited in accordance with relevant legal and regulatory requirements in the United Kingdom and Australia and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the members of Rio Tinto plc and Rio Tinto Limited (the ‘Companies’) as a body in accordance with Section 235 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 308 of the Australian Corporations Act 2001 (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
     We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Remuneration Report to be audited have been properly prepared in accordance with the United Kingdom Companies Act 1985, the Australian Corporations Act 2001 as amended by the ASIC Order and paragraph 25 of Australian Accounting Standard AASB 124 ‘Related Party Disclosures’ and whether, in addition, the Group Financial Statements have been properly prepared in accordance with Article 4 of the EU IAS Regulation. We also report to you whether, in our opinion, the information given in the Directors’ Report included in the accompanying Annual Report is consistent with the Financial Statements. The information given in the Directors’ Report includes that specific information presented in the Operating and Financial Report that is cross referred from the Directors’ Report.
     In addition, we report to you if, in our opinion, the Companies have not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by United Kingdom law regarding directors’ remuneration and other transactions is not disclosed.
     We review whether the corporate governance statement reflects Rio Tinto plc’s compliance with the nine provisions of the Combined Code 2006 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Companies’ or Group’s corporate governance procedures or their risk and control procedures.

     We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises only those sections preceding the ‘Shareholders information’ . We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the circumstances of the Rio Tinto Group and Rio Tinto plc, consistently applied and adequately disclosed.
     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Remuneration Report to be audited.

Opinion
In our opinion:
–	the Group Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Rio Tinto Group’s affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;
–	the Group Financial Statements have been properly prepared in accordance with the United Kingdom Companies Act 1985, the Australian Corporations Act 2001 as amended by the ASIC Order and Article 4 of the EU IAS Regulation;
–	the Rio Tinto plc Financial Statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of Rio Tinto plc’s affairs as at 31 December 2007;
–	the Rio Tinto plc Financial Statements have been properly prepared in accordance with the United Kingdom Companies Act 1985;
–	the auditable information contained within the Remuneration Report included in the accompanying Annual Report required by Part 3 of Schedule 7A to the United Kingdom Companies Act 1985 has been properly prepared in accordance with the United Kingdom Companies Act 1985 and the information about the remuneration of key management personnel contained within the Remuneration Report complies with the requirements of paragraph 25 of Australian Accounting Standard AASB 124 ‘Related Party Disclosures’; and
–	the information given in the Directors’ Report included in the accompanying Annual Report is consistent with the Financial Statements.

Separate opinion in relation to IFRSs
As explained in Note 1 ‘Principal accounting policies’ to the Group Financial Statements, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
     In our opinion the Group Financial Statements give a true and fair view, in accordance with IFRSs, of the state of the Group’s affairs as at 31 December 2007 and of its profit and cash flows for the year then ended.

PricewaterhouseCoopers LLP	PricewaterhouseCoopers
Chartered Accountants &	Chartered Accountants
Registered Auditors	Brisbane
London	5 March 2008
5 March 2008	in respect of the members of
in respect of the members of	Rio Tinto Limited
Rio Tinto plc

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Rio Tinto 2007 Full Financial Statements	71
Financial summary 1998-2007

Financial summary 1998-2007

US$m	1998		1999		2000		2001		2002		2003		2004		2005		2006		2007

Gross sales revenue (d)	9,221		9,310		9,972		10,438		11,119		12,119		14,530		20,742		25,440		33,518

Share of equity accounted
units' sales revenue (e)	(2,109)		(2,113)		(2,097)		(2,286)		(2,404)		(2,551)		(1,576)		(1,709)		(2,975)		(3,818)

Consolidated sales revenue	7,112		7,197		7,875		8,152		8,715		9,568		12,954		19,033		22,465		29,700

Underlying/Adjusted PBIT (f)	2,191		2,329		2,912		3,102		2,696		2,266		3,224		7,301		9,912		10,517

Finance costs (g)	(240)		(298)		(403)		(404)		(291)		(298)		(207)		(207)		(193)		(570)

Exchange differences and derivatives (h)	–		–		–		–		–		–		224		(191)		83		253

Other exclusions from Underlying/
Adjusted earnings (f)	(443)		–		–		(715)		(1,094)		126		622		409		438		(364)

Profit before tax	1,508		2,031		2,509		1,983		1,311		2,094		3,863		7,312		10,240		9,836

Tax on Exclusions	40		–		–		132		42		–		57		33		(357)		60

Tax on Underlying/Adjusted PBT	(664)		(548)		(819)		(850)		(750)		(567)		(676)		(1,847)		(2,016)		(2,150)

Attributable to outside shareholders	(184)		(201)		(183)		(186)		48		(19)		53		(283)		(429)		(434)

Net earnings	700		1,282		1,507		1,079		651		1,508		3,297		5,215		7,438		7,312

Underlying/Adjusted earnings (f)	1,103		1,282		1,507		1,662		1,530		1,382		2,272		4,955		7,338		7,443

Earnings per share (basic)	50.4	c	93.6	c	109.8	c	78.5	c	47.3	c	109.5	c	239.1	c	382.3	c	557.8	c	568.7	c

Underlying/Adjusted earnings per share (basic)	79.4	c	93.6	c	109.8	c	120.9	c	111.2	c	100.3	c	164.8	c	363.2	c	550.3	c	578.9	c

Dividends per share : Declared for year (i)

Rio Tinto shareholders (US cents)	52.00	c	55.00	c	57.50	c	59.00	c	60.00	c	64.00	c	77.00	c	80.00	c	104.00	c	136.00	c

Rio Tinto plc (pence)	31.99	p	34.23	p	38.87	p	41.68	p	37.47	p	37.13	p	41.48	p	45.10	p	54.05	p	68.72	p

Rio Tinto Limited (Aus. cents)	83.52	c	87.11	c	102.44	c	115.27	c	105.93	c	89.70	c	103.82	c	105.42	c	135.32	c	153.71	c

Net assets

Fixed Assets (j)	11,772		11,701		15,044		14,879		16,136		19,418		20,131		20,848		25,803		76,337

Other assets less liabilities	1,235		1,293		1,380		1,896		1,463		1,804		2,356		2,587		3,026		11,643

Provisions (including deferred tax)	(2,790)		(2,887)		(3,299)		(3,194)		(3,612)		(4,536)		(6,087)		(6,383)		(7,007)		(16,504)

Net debt	(3,258)		(2,429)		(5,050)		(5,711)		(5,747)		(5,646)		(3,809)		(1,313)		(2,437)		(45,152)

Outside shareholders' interests	(673)		(715)		(864)		(827)		(778)		(1,003)		(714)		(791)		(1,153)		(1,552)

Rio Tinto shareholders' funds	6,286		6,963		7,211		7,043		7,462		10,037		11,877		14,948		18,232		24,772

Capital expenditure (k)	(1,198)		(784)		(811)		(1,407)		(1,417)		(1,611)		(2,218)		(2,554)		(3,988)		(4,968)

Acquisitions	(492)		(326)		(3,332)		(958)		(106)		–		(3)		(2)		(303)		(37,539)

Disposals	3		47		141		299		233		405		1,510		323		24		13

Cash flow from operations (l)	2,909		2,879		3,304		3,285		3,619		3,359		4,265		8,031		10,923		12,569

Cash flow before financing activities (m)	691		1,538		(1,502)		213		977		1,024		2,799		4,460		3,714		(34,251)

Ratios

Operating margin (n)	24%		25%		29%		30%		24%		19%		24%		37%		42%		34%

Net debt to total capital (o)	32%		24%		38%		42%		41%		34%		23%		8%		11%		63%

Underlying/Adjusted earnings:
shareholders' funds (p)	17%		19%		21%		23%		21%		16%		22%		37%		44%		35%

Interest cover (q)	12		12		11		11		13		11		20		59		89		20

See notes on page 72

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72	Rio Tinto 2007 Full Financial Statements
Summary financial data in Australian dollars, Sterling and US dollars

Summary financial data in Australian dollars, Sterling and US dollars

2007		2006		2007		2006			2007		2006
A$m		A$m		£m		£m			US$m		US$m

39,957		33,810		16,741		13,818		Gross sales revenue	33,518		25,440

35,405		29,856		14,834		12,203		Consolidated sales revenue	29,700		22,465

11,725		13,609		4,913		5,562		Profit before taxation	9,836		10,240

9,234		10,455		3,869		4,273		Profit for the year	7,746		7,867

								Net earnings attributable to
8,717		9,885		3,652		4,040		shareholders of Rio Tinto	7,312		7,438

8,873		9,752		3,718		3,986		Underlying earnings (a)	7,443		7,338

677.9	c	741.3	c	284.0	p	303.0	p	Basic earnings per ordinary share (c)	568.7	c	557.8	c

690.1	c	731.3	c	289.1	p	298.9	p	Basic underlying earnings per ordinary share (a),(c)	578.9	c	550.3	c

								Dividends per share to Rio Tinto shareholders
143.53	c	107.34	c	58.22	p	44.77	p	– paid (regular)	116.0	c	81.5	c
–		145.42	c	–		61.89	p	– paid (special)	–		110.0	c
93.02	c	82.84	c	43.13	p	32.63	p	– proposed final dividend	84.0	c	64.0	c

(40,830)		4,936		(17,107)		2,017		Cash flow before financing activities	(34,251)		3,714

(51,426)		(3,084)		(22,683)		(1,241)		Net debt	(45,152)		(2,437)

28,214		23,069		12,444		9,283		Equity attributable to Rio Tinto shareholders	24,772		18,232

(a)	Underlying earnings exclude net expenses of US$131 million (2006: US$100 million net income), which are analysed in note 2.
(b)	The financial data above have been extracted from the financial statements. The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends

Notes to the Financial summary 1998-2007

(a)	Information for the years 1998 to 2003 is stated under UK GAAP and has not been restated except where indicated below.
(b)	Figures for 1998, reported under UK GAAP, were restated following the implementation of FRS 12 in 1999. Shareholders’ funds for 2001 and prior years were restated following the implementation of FRS 19 in 2002.
(c)	Information for the years 2004 to 2007 is stated under EU IFRS. The Group implemented IAS 39 on 1 January 2005 without restatement of comparatives.
(d)	Adjustments have been made for 2002 and subsequent years to include in sales revenue, certain amounts charged to customers for freight and handling costs, which previously were deducted from operating costs.
(e)	Certain units that were equity accounted under UK GAAP are proportionally consolidated under EU IFRS and vice-versa.
(f)	Underlying earnings is an additional measure of earnings, which is reported by Rio Tinto with its EU IFRS results to provide greater understanding of the underlying business performance of its operations. It is defined in note 2 to the Financial Statements. Underlying earnings is similar but not identical to the Adjusted earnings measure that Rio Tinto reported with its UK GAAP results. Adjusted earnings was defined as excluding exceptional items of such magnitude that their exclusion was necessary in order that adjusted earnings fulfilled their purpose of reflecting the underlying performance of the Group. Underlying profit before interest and tax (PBIT) and Adjusted PBIT are similar to Underlying earnings and Adjusted earnings except that they are stated before tax and interest.
(g)	Finance costs include net interest and amortisation of discounts.
(h)	Under EU IFRS, certain gains and losses on exchange and on revaluation of derivatives are included in the Group’s Net earnings. Under UK GAAP, these did not have an impact on the income statement. These items are excluded from Underlying earnings.
(i)	Dividends per share are the amounts declared in respect of each financial year. These usually include an Interim dividend paid in the year, and a final dividend paid after the end of the year. The Special dividend of 110 US cents per share paid in 2006 is not included in the table.
which are the actual amounts payable. For further information on these exchange rates, see note 46.
(c)	Basic earnings per ordinary share and basic underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

(j)	Fixed Assets include property, plant and equipment, intangible assets, goodwill, and investments in and long term loans to equity accounted units.
(k)	Capital expenditure comprises purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets plus direct funding provided to equity accounted units for Rio Tinto’s share of their capital expenditure. The figures include 100 per cent of subsidiaries’ capital expenditure, but exclude that of equity accounted units except where directly funded by Rio Tinto.
(l)	Total cash flow from operations comprises Cash flow from consolidated operations together with Dividends from equity accounted units. Exploration and evaluation costs charged against income were previously included in Cash used in investing activities but are now included within Cash flow from operating activities. As a result, exploration and evaluation costs expensed have been reclassified in the comparative periods within the cash flow statement.
(m)	Cash flow before financing activities is stated before deducting dividends payable to Rio Tinto shareholders, which involved restatement of 2003 and prior years.
(n)	Operating margin is the percentage of Underlying/Adjusted PBIT, after excluding tax on equity accounted units, to Gross sales revenue.
(o)	Total capital comprises year end shareholders’ funds plus net debt and outside shareholders’ interests.
(p)	Underlying/Adjusted earnings: shareholders’ funds represents Underlying or Adjusted earnings expressed as a percentage of the mean of opening and closing equity attributable to Rio Tinto shareholders.
(q)	Interest cover represents the number of times interest payable less receivable (excluding the amortisation of discount but including capitalised interest) is covered by Underlying operating profit, less amortisation of discount, plus dividends from equity accounted units. Underlying operating profit is similar to Underlying earnings but is stated before tax, interest and share of profit after tax of equity accounted units.

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